Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

REPORT ON THE

MINERAL RESOURCES & MINERAL RESERVES

OF THE FOSTERVILLE GOLD MINE

VICTORIA, AUSTRALIA

EFFECTIVE DATE DECEMBER 31, 2015

Dated March 21, 2016

PREPARED FOR

Troy Fuller, BSc Hons	Ion Hann, BEng (Mining)
MAIG	FAusIMM
Fosterville Gold	Fosterville Gold Mine
Mine Geology Manager	Mining Manager

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

REPORT ON THE MINERAL RESOURCES & MINERAL RESERVES OF THE FOSTERVILLE GOLD MINE, VICTORIA, AUSTRALIA. Effective Date: DECEMBER 31, 2015

Prepared For Newmarket Gold Inc.

Ion Hann (Mining Manager – Fosterville Gold Mine), BEng (Mining), FAusIMM
Troy Fuller (Geology Manager – Fosterville Gold Mine), BSc (Geology) Hons, MAIG

IMPORTANT NOTICE

This report has been prepared as a National Instrument 43-101 Technical Report, as prescribed in Canadian Securities Administrators’ National Instrument 43-101 (NI 43-101) for Newmarket Gold Inc. (Newmarket Gold): The data, information, estimates, conclusions and recommendations contained herein, as prepared and presented by the Authors, are consistent with: i) information available at the time of preparation; ii) data supplied by outside sources, which has been verified by the authors, as applicable; and, iii) the assumptions, conditions and qualifications set forth in this report.

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

This document contains “forward-looking information” as defined in applicable securities laws. Forward looking information includes, but is not limited to, statements with respect to the future production, costs and expenses of the project; the other economic parameters of the project, as set out in this technical report, including; the success and continuation of exploration activities, including drilling; estimates of mineral reserves and mineral resources; the future price of gold; government regulations and permitting timelines; requirements for additional capital; environmental risks; and general business and economic conditions. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by the forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the production estimates not being realized, decrease of future gold prices, cost of labour, supplies, fuel and equipment rising, the availability of financing on attractive terms, actual results of current exploration, changes in project parameters, exchange rate fluctuations, delays and costs inherent to consulting and accommodating rights of local communities, title risks, regulatory risks and uncertainties with respect to obtaining necessary permits or delays in obtaining same, and other risks involved in the gold production, development and exploration industry, as well as those risk factors discussed in Newmarket Gold Inc.’s latest Annual Information Form and its other SEDAR filings from time to time. Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, the availability of financing for Newmarket Gold Inc.’s production, development and exploration activities; the timelines for Newmarket Gold Inc.’s exploration and development activities on the property; the availability of certain consumables and services; assumptions made in mineral resource and mineral reserve estimates, including geological interpretation grade, recovery rates, price assumption, and operational costs; and general business and economic conditions. All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. Newmarket Gold Inc. and the authors of this technical report undertake no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information or future events or otherwise, except as may be required by applicable law.

NON-IFRS MEASURES

This technical report contains certain non-International Financial Reporting Standards measures. Such measures have non standardized meaning under International Financial Reporting Standards and may not be comparable to similar measures used by other issuers.

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

	9.6	Future Exploration Targets in EL3539		58
		9.6.1	Goornong South	58
		9.6.2	Hallanan's	59
		9.6.3	Harrier UG Far South	60
		9.6.4	May Reef	60
		9.6.5	Myrtle Creek	60
		9.6.6	Northern Area	61
		9.6.7	Redesdale Fault Corridor	61
		9.6.8	Russell's Reef	62
		9.6.9	Sugarloaf Range	62

10	DRILLING			64
	10.1	Pre-1992 Drilling		64
	10.2	1992-2001 Drilling		64
	10.3	2001-2014 Drilling		64
	10.4	QAQC of Drill Hole Surveys		72

11	SAMPLE PREPARATION, ANALYSES & SECURITY			73
	11.1	Sampling Method and Approach		73
	11.2	Elements		75
	11.3	Description of Analytical Techniques		75
	11.4	QAQC of Assays		76
	11.5	Sample and Data Security		80
		11.5.1	Sample Security	80
		11.5.2	Data Security	81
	11.6	Adequacy of Procedures		81

12	DATA VERIFICATION			82
	12.1	Database Validation		82
	12.2	Data Verification		82

13	MINERAL PROCESSING AND METALLURGICAL TESTING			83
	13.1	Results		86

14	MINERAL RESOURCE ESTIMATES			92
	14.1	Central Area		96
		14.1.1	Area Geology	96
		14.1.2	Geological Models	97
		14.1.3	Domains	99
		14.1.4	Drilling Data	110
		14.1.5	Resource Modeling	127
		Mineral Resource Classification		142
		14.1.6	Results	144
	14.2	Harrier Area		144
		14.2.1	Area Geology	144
		14.2.1	Geological Modeling	145
		14.2.2	Domains	146
		14.2.3	Drilling Data	148

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

		14.2.4	Resource Modeling	152
		14.2.5	Mineral Resource Classification	157
		14.2.6	Results	157
	14.3	Fosterville-Hunts Area		158
		14.3.1	Area Discussion and Results	158
	14.4	Daley’s Hill Area		159
		14.4.1	Area Geology	160
		14.4.2	Geological Models	160
		14.4.3	Domains	160
		14.4.4	Drilling Data	165
		14.4.5	Mineral Resource Modeling	166
		14.4.6	Mineral Resource Classification	166
		14.4.7	Results	167
	14.5	Robbin’s Hill Area		167
		14.5.1	Area Geology	168
		14.5.2	Geological Models	173
		14.5.3	Domains	173
		14.5.4	Drilling Data	174
		14.5.5	Mineral Resource Modeling	175
		14.5.6	Results	178

15	MINERAL RESERVE ESTIMATES			180
	15.1	Mineral Reserve Estimate		181
		15.1.1	Mineral Reserve Design	181
		15.1.2	Open Stope Design and Reserve Parameters	181
		15.1.3	Depletion and Results	189

16	MINING METHODS			190

17	RECOVERY METHODS			194

18	PROJECT INFRASTRUCTURE			199
	18.1	Surface Infrastructure		199
		18.1.1	Plant	199
		18.1.2	Buildings	202
		18.1.3	Power	202
		18.1.4	Tailings	202
	18.2	Underground Infrastructure		206
		18.2.1	Power	206
		18.2.2	Water	206
		18.2.3	Ventilation	207
		18.2.4	Dumps	207

19	MARKET STUDIES AND CONTRACTS			208
	19.1	Markets		208
	19.2	Contracts		208
				210
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			210

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

	20.1	Environmental Studies and Related Issues		210
	20.2	Waste and Tailings Disposal, Site Monitoring and Water Management		211
		20.2.1	Requirements	211
		20.2.2	Site Monitoring and Water Management	214
	20.3	Project Permitting Requirements		215
	20.4	Social or Community Related Requirements and Plans		215
	20.5	Mine Closure (Remediation and Reclamation) Requirements and Costs		216

21	CAPITAL AND OPERATING COSTS			217
	21.1	Capital and Operating Estimates		217

22	ECONOMIC ANALYSIS			219

23	ADJACENT PROPERTIES			220

24	OTHER RELEVANT DATA AND INFORMATION			221

25	INTERPRETATION AND CONCLUSIONS			222

26	RECOMMENDATIONS			224

27	REFERENCES			228

28	DATE AND SIGNATURE			231
	28.1	Certificate of Qualified Person – Ion Hann		231
	28.2	Certificate of Qualified Person – Troy Fuller		231

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

	FIGURES	PAGE NO.

FIGURE 2-1	CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES (CIM STANDARDS 2014)	20
FIGURE 4-1	FOSTERVILLE PROJECT LOCATION MAP	22
FIGURE 4-2	FOSTERVILLE MINING LEASE PLAN WITH EXPLORATION LEASES AND ROYALTY AREAS.	24
FIGURE 7-1	MAP AND CROSS SECTION OF THE WESTERN LACHLAN FOLD BELT IN CENTRAL VICTORIA	31
FIGURE 7-2	REGIONAL GEOLOGY PLAN OF THE FOSTERVILLE DISTRICT.	33
FIGURE 7-3	FOSTERVILLE SURFACE GEOLOGY PLAN SHOWING SURFACE MINING ACTIVITY	35
FIGURE 7-4	FOSTERVILLE FAULT ZONE SCHEMATIC CROSS SECTION.	37
FIGURE 7-5	SCHEMATIC GEOLOGICAL CROSS-SECTION OF 6950MN.	38
FIGURE 7-6	UNDERGROUND FACE PHOTO OF THE P4320 SOUTH FOOTWALL DEVELOPMENT SHOWING STIBNITE OVERGROWTH OF QUARTZ CARBONATE VEINING ON THE ALLWOOD EAST FAULT.	40
FIGURE 7-7:	DRILL CORE FROM HOLE UDH1221 SHOWING RELATIONSHIP BETWEEN VISIBLE GOLD (RED CIRCLES) AND VUGS (BLUE CIRCLES)	40
FIGURE 7-8	FOSTERVILLE FAULT ZONE LONGITUDINAL PROJECTION SHOWING RESOURCES, RESERVES, MINING AND TARGET AREAS.	43
FIGURE 9-1	PLAN OF IP AREAS AND PROSPECTS SURROUNDING FOSTERVILLE GOLD MINE.	50
FIGURE 9-2	LONGITUDINAL PROJECTION OF EAGLE FAULT MINERALIZATION	54
FIGURE 9-3	LONGITUDINAL PROJECTION OF EAST DIPPING MINERALIZATION	54
FIGURE 9-4	LONGITUDINAL PROJECTION OF KESTREL STRUCTURE MINERALIZATION (>5 GRAM-METRE AU)	55
FIGURE 9-5	LONGITUDINAL PROJECTION OF KESTREL STRUCTURE MINERALIZATION (<5 GRAM-METRE AU)	55
FIGURE 9-6	LONGITUDINAL PROJECTION OF PHOENIX, LOWER PHOENIX & LOWER PHOENIX FOOTWALL MINERALIZATION	56
FIGURE 10-1	2015 UNDERGROUND DIAMOND DRILLING TRACES (ORANGE) SHOWING TARGETING OF LOWER PHOENIX, LOWER PHOENIX FOOTWALL FROM THE C4440 DIAMOND DRILL DRIVE AND TARGETING OF EAGLE, EAST DIPPERS AND KESTREL STRUCTURES FROM THE CENTRAL DECLINE.	67
FIGURE 11-1	UNDERGROUND FACE SAMPLE DUPLICATE RESULTS.	74
FIGURE 11-2	FIELD DUPLICATE DATA TO 31ST DECEMBER 2015	79
FIGURE 13-1	LONGITUDINAL PROJECTION SHOWING LOCATION OF THE 1996- 2003 METALLURGICAL TESTWORK.	84
FIGURE 13-2	LONGITUDINAL PROJECTION SHOWING LOCATION OF THE METALLURGICAL TESTWORK CONDUCTED IN 2008	85
FIGURE 14-1	PLAN SHOWING MINING LEASE AND THE AREA COVERED BY EACH OF THE BLOCK MODELS	95
FIGURE 14-2	SECTION SHOWING DATA FOR CREATING MINERALIZATION DOMAIN WIREFRAMES (UNDERGROUND).	99
FIGURE 14-3	LONGITUDINAL PROJECTION OF THE PHOENIX MINERALIZED ZONE.	101
FIGURE 14-4	LONGITUDINAL PROJECTION OF THE LOWER PHOENIX MINERALIZED ZONE	102
FIGURE 14-5	LONGITUDINAL PROJECTION OF THE LOWER PHOENIX MINERALIZED ZONE	103
FIGURE 14-6	LONGITUDINAL PROJECTION OF THE EAST DIPPERS MINERALIZED ZONE	104
FIGURE 14-7	LONGITUDINAL PROJECTION OF THE EAGLE MINERALIZED ZONE.	104
FIGURE 14-8	WALL MAPPING ON THE P4310 LEVEL CONVERGENCE OF THE D20 EAGLE AND D14 BENU FW	105
FIGURE 14-9	LONGITUDINAL PROJECTION OF THE SPLAYS MINERALIZED ZONE.	106
FIGURE 14- 10	LONGITUDINAL PROJECTION OF THE ALLWOOD MINERALIZED ZONE	106
FIGURE 14- 11	LONGITUDINAL PROJECTION OF THE KESTREL MINERALIZED ZONE.	107
FIGURE 14- 12	LONGITUDINAL PROJECTION OF THE FALCON MINERALIZED ZONE	107
FIGURE 14- 13	LONGITUDINAL PROJECTION OF THE ELLESMERE MINERALIZED ZONE.	108
FIGURE 14- 14	LONGITUDINAL PROJECTION OF THE RAVEN MINERALIZED ZONE.	109
FIGURE 14- 15	LONGITUDINAL PROJECTION OF THE VULTURE MINERALIZED ZONE.	109
FIGURE 14- 16	LONGITUDINAL PROJECTION OF THE ROBIN (PINK), GRIFFON (GREEN), AND SHAMROCK (TEAL) MINERALIZED ZONES.	110
FIGURE 14- 17	DOWNHOLE COMPOSITING WHERE DOMAIN BOUNDARIES ARE HONORED IN THE COMPOSITE FILE.	112
FIGURE 14- 18	COEFFICIENT OF VARIATION METHOD APPLIED TO THE D09 VERTICAL DOMAIN	129
FIGURE 14- 19	COEFFICIENT OF VARIATION METHOD APPLIED TO THE D10 BENU W1 DOMAIN	129
FIGURE 14- 20	COEFFICIENT OF VARIATION METHOD APPLIED TO THE D13 BENU DOMAIN	130
FIGURE 14- 21	COEFFICIENT OF VARIATION METHOD APPLIED TO THE D20 EAGLE DOMAIN	130
FIGURE 14- 22	LONG PROJECTION SHOWING NORTHERN, CENTRAL AND HARRIER MODEL EXTENTS AS OF DECEMBER 31, 2015	132

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

FIGURE 14- 23	SEARCH ELLIPSES FOR DOMAIN=13 BENU	137
FIGURE 14- 24	SECTION THROUGH THE CENTRAL MODEL (6750MN), SHOWING THE DOMAIN=13 BENU, DOMAIN=9 VERTICAL, DOMAIN=10 BENU W1 AND DOMAIN=20 EAGLE MINERALIZATION ENVELOPE	138
FIGURE 14- 25	DIAMOND DRILL CORE BULK DENSITY VALUES VS. REDUCED LEVEL FOR DATA UP TO OCTOBER 2013.	140
FIGURE 14- 26	DIAMOND DRILL CORE BULK DENSITY VALUES (INTERVALS >1G/T AU) VS. RL FOR DATA UP TO OCTOBER 2013.	140
FIGURE 14- 27	BULK DENSITY VALUES USED IN RESOURCE MODELS.	141
FIGURE 14- 28	LONGITUDINAL PROJECTION LOOKING WEST, SHOWING MINERAL RESOURCE CLASSIFICATION.	143
FIGURE 14- 29	GEOLOGICAL CROSS SECTION THROUGH THE HARRIER AREA AT 5312.5MN.	145
FIGURE 14- 30	LONGITUDINAL PROJECTION OF HARRIER MINERALIZED ZONE	146
FIGURE 14- 31	LONGITUDINAL PROJECTION OF OSPREY MINERALIZED ZONE	147
FIGURE 14- 32	SEARCH ELLIPSE FOR DOMAIN=20 HARRIER.	155
FIGURE 14- 33	SECTION THROUGH THE 1512_HRM HARRIER MODEL (5160MN), SHOWING THE OSPREY MINERALIZATION DOMAIN.	156
FIGURE 14- 34	LONGITUDINAL PROJECTION LOOKING WEST SHOWING RESOURCE CLASSIFICATION FOR THE HARRIER MODEL.	157
FIGURE 14- 35	GEOLOGICAL CROSS SECTION 10,900MN THROUGH HUNT’S PIT.	159
FIGURE 14- 36	LONGITUDINAL PROJECTION LOOKING WEST AT DALEY’S HILL AREA.	162
FIGURE 14- 37	PLAN VIEW OF DALEY’S HILL MINERALIZATION.	163
FIGURE 14- 38	OBLIQUE NORTHERLY VIEW OF DALEY’S HILL MINERALIZATION.	164
FIGURE 14- 39	OBLIQUE 3D PERSPECTIVE NORTHERLY VIEW OF ODW-RH AREA.	169
FIGURE 14- 40	CROSS-SECTION FOR 12300MN, LOOKING GRID NORTH.	170
FIGURE 14- 41	CROSS-SECTION FOR 12400MN, LOOKING GRID NORTH.	171
FIGURE 14- 42	CROSS-SECTION FOR 12650MN, LOOKING GRID NORTH.	172
FIGURE 14- 43	PLAN VIEW OF MINERAL RESOURCE AND GC MODELS IN ROBBIN'S HILL AREA.	177
FIGURE 15-1	AN EXAMPLE OF AN OPEN STOPE RESERVE WIREFRAME DESIGN.	182
FIGURE 15-2	MINING METHOD SELECTION.	183
FIGURE 15-3	LONGITUDINAL PROJECTION DISPLAYING THE MINING BLOCKS REFERRED TO IN TABLE 15- 2.	186
FIGURE 16-1	LONGITUDINAL PROJECTION OF ACTUAL AND PROPOSED MINING LAYOUT AS AT JANUARY 1, 2015	190
FIGURE 16-2	SCHEMATIC ORE TREATMENT FLOW SHEET	192
FIGURE 18-1	FOSTERVILLE GOLD MINE SITE SERVICES PLAN	200
FIGURE 18-2	FOSTERVILLE PROCESSING PLANT AREA PLAN.	201
FIGURE 18-3	FOSTERVILLE FLOTATION AND NEUTRALIZATION RESIDUE STORAGE AREA PLAN.	204
FIGURE 18-4	FOSTERVILLE CIL RESIDUE STORAGE AREA PLAN.	205
FIGURE 26-1	LONGITUDINAL PROJECTION OF PROPOSED EXPLORATION DRILLING PROGRAMS FOR 2016	225

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

TABLE 14- 28	SEARCH PARAMETERS FOR THE HARRIER MODEL	154
TABLE 14-29	COMPOSITE STATISTICS BY COMPOSITE LENGTH FOR THE ROBBIN'S HILL MODEL.	175
TABLE 15-1	MINERAL RESERVES FOR FGM AS AT DECEMBER 31, 2015	180
TABLE 15-2	RECOVERY AND DILUTION FACTORS FOR THE RESERVE BLOCKS AS DISPLAYED IN FIGURE 15-3	185
TABLE 15-3	GOLD LOWER CUT-OFF GRADES.	187
TABLE 15- 4:	DEVELOPMENT COSTS AND PHYSICALS SPREADSHEET .	188
TABLE 16-1	PRODUCTION FORECAST FOR THE YEARS 2016-2021 (CURRENT LOM PLAN).	193
TABLE 17-1	ACTUAL PLANT PERFORMANCES (2008-2014).	194
TABLE 20-1	OVERBURDEN USE AT FOSTERVILLE GOLD MINE	213
TABLE 21-1	CAPITAL AND OPERATING COST ESTIMATES FROM THE CURRENT LOM PLAN	218
TABLE 26- 1:	PROPOSED DRILLING PROGRAMS FOR 2016.	226

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

1	EXECUTIVE SUMMARY

This document has been prepared for Newmarket Gold Inc. (Newmarket Gold), the beneficial owner of the Fosterville Gold Mine. Newmarket Gold is listed on the Toronto Stock Exchange (NMI). This document provides the Mineral Resource and Mineral Reserve estimates for the Fosterville Gold Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period from December 31, 2014 to December 31, 2015.

Location

The Fosterville Gold Mine (Fosterville or FGM) is located approximately 20km north-east of the city of Bendigo and 130km north of the city of Melbourne in Victoria, Australia.

History and Ownership

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28,000 ounces of production. Mining in this era was confined to the near-surface oxide material. Aside from a minor tailings retreatment in the 1930’s, activity resumed in 1988 with a further tailings retreatment program conducted by Bendigo Gold Associates which ceased in 1989. Mining recommenced in 1991 when Brunswick Mining NL (Brunswick) and then Perseverance Corporation Ltd. (Perseverance or PSV) (from 1992) commenced heap leaching operations from shallow oxide open pits. Between 1988 and the cessation of oxide mining in 2001, a total of 240,000 ounces of gold were poured (Roberts et al, 2003).

A feasibility study into a sulphide mining operation was completed by Perseverance in 2003 with construction and open pit mining commencing in early 2004. Commercial production commenced in April 2005 and up to the end of December 2006 had produced 136,882 ounces of gold. In October 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation (Northgate) to acquire the company. Full control passed to Northgate in February 2008. The 500,000th ounce of sulphide gold production was subsequently achieved in April 2011.

In August 2011, Northgate entered into a merger agreement with AuRico Gold Inc. (AuRico), who assumed control of Northgate in October 2011. However, in March 2012 AuRico and Crocodile Gold Corp (Crocodile Gold) jointly announced that Crocodile Gold would acquire the Fosterville and Stawell Mines. Crocodile Gold’s ownership of Fosterville was achieved on May 4, 2012. In early July 2015, Newmarket Gold Inc. merged with Crocodile Gold to form Newmarket Gold Inc.

Geology and Mineralization

The Fosterville Goldfield is located within the Bendigo Structural Zone in the Lachlan Fold Belt. The deposit is hosted by an interbedded turbidite sequence of sandstones, siltstones and shales. This sequence has been metamorphosed to sub-greenschist facies and folded into a set of upright, open to closed folds. The folding resulted in the formation of a series of bedding parallel laminated quartz (LQ) veins. Although visually similar to their mineralized equivalents at Bendigo (20km away), these LQ veins at Fosterville are effectively unmineralized.

Mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are generally steeply west dipping reverse faults with a series of moderately west dipping reverse splay faults formed in the footwall of the main fault. There are also moderately east dipping faults which have become more significant footwall to the anticlinal offsets along the west dipping faults. Primary gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz–carbonate veinlet stockwork. The mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and faulting. Mineralized shoots are typically 4m to 15m thick, 50m to 150m up/down dip and 300m to 1,500m+ down plunge.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Antimony mineralization, in the form of stibnite, occurs with quartz and varies from replacement and infill of earlier quartz-carbonate stockwork veins, to massive stibnite-only veins of up to 0.5m in width. The stibnite-quartz event occurs in favorable structural locations, such as the Phoenix Eagle and Lower Phoenix structures. There are also occurrences of primary visible gold (≤3mm in size) that have a spatial association with stibnite in fault related quartz veins. The occurrence of visible gold is becoming increasingly significant and is being observed more frequently with depth and down plunge within the Lower Phoenix Mineralized Zones.

Crocodile Gold engaged Quantitative Group (QG) in November 2014, in response to the noted increased frequency of visible gold occurrences at depth, to provide FGM with some external advice and thinking regarding the implications to resource estimation and mine geology practices. In 2015, QG continued to assist FGM through review of current practices and providing technical theory and background to sampling, assaying and resource modeling in visible gold environments.

Current Status

Since the commencement of commercial gold production in April 2005, the sulphide plant at Fosterville Gold Mine has produced 1,000,682 ounces of gold up to the end of December 2015. This production was initially sourced solely from open cut mining with underground mining starting to contribute from late 2006. The Harrier open cut was initially completed in December 2007 and since that time the underground mine has been the primary source of ore. Ore sourced from a series of pit expansions on the previously mined Harrier, John’s and O’Dwyer's South Pits between Q1 2011 and Q4 2012 has provided supplementary feed to underground ore sources. Since the beginning of 2013 underground operations have been the sole provider of mill feed at Fosterville. Current mining activities are focused on the Central, Phoenix and Harrier underground areas and current gold production outlook for 2016 is between 110,000 – 120,000 ounces. Newmarket Gold is also planning to undertake 110,624m of exploration and resource definition drilling and continue the development of a dedicated underground drill platform. Total estimated cost for exploration and resource development activities for 2016 is AUD$22M.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves reported are broken down into areas contained within the mine lease MIN5404 (Section 4). Mineral Resource Areas of Central, Southern, Harrier and Robbins Hill (Table 1-2) are historically defined resource areas which were established at different times in the evolution of the project. The Central and Robbins Hill Areas contain multiple mineral resource models primarily for reasons of data handling. Details on mineral resource block model extents can be seen in Figure 14-1.

All Mineral Reserves are contained within the Central and Harrier Mineral Resource Areas. Mineral Reserves contained within the Central Mineral Resource Area have been subdivided into Central, Phoenix and Eagle Mineral Reserves Table 1-3

CIL Residue Mineral Resource and Mineral Reserves are distinguished from insitu Mineral Resources and Mineral Reserves in Table 1-1, Table 1-2 & Table 1-3 on the basis of differing recovery assumptions.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 1-1 Summarized Mineral Resources (Inclusive of Mineral Reserve) for FGM as at December 31, 2015.

Summarized Mineral Resources (inclusive of Mineral Reserve) for Fosterville as of December 31, 2015
Classification	Tonnes (kt)	Gold Grade (g/t Au)	Insitu Gold (kOz)
Oxide and Sulphide Materials
Measured	2,086	3.25	218
Indicated	12,950	4.57	1,904
Total (Measured and Indicated)	15,036	4.39	2,122

Inferred	5,073	4.08	665

Classification	Tonnes (kt)	Gold Grade (g/t Au)	Insitu Gold (kOz)
CIL Residues
Measured	571	7.83	144

Notes:

•	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
•	The Mineral Resources reported are inclusive of the Mineral Reserves.
•	See notes provided for Table 1-2 for more detail on oxide and sulphide resources.
•	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances
•	Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Mineral Resource estimate used a gold price of AUD$1500 per ounce.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 1-2 Mineral Resources (Inclusive of Mineral Reserve) for FGM as at December 31, 2015.

Mineral Resources (Inclusive of Mineral Reserves) - Fosterville as at December 31, 2015
Classification		Measured			Indicated			Inferred
		Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Fosterville Fault Zone Sulphide Resources
Central Area	Upper	1,463	2.47	116	808	2.69	70	24	1.45	1
	Lower	315	8.29	84	5,188	6.65	1,109	1,488	5.58	267
Southern Area	Upper	21	3.32	2	463	2.44	36	537	2.29	40
	Lower	0	0.00	0	0	0.00	0	320	5.59	57
Harrier Area	Upper	0	0.00	0	0	0.00	0	0	0.00	0
	Lower	17	5.03	3	2,720	5.65	494	1,266	5.64	230
Robbin's Hill Area Sulphide Resources
Combined	Upper	0	0.00	0	1,787	1.77	102	976	1.51	47
	Lower	0	0.00	0	114	3.81	14	59	3.38	6

Sulphide Upper		1,484	2.48	118	3,058	2.11	208	1,537	1.78	88
Sulphide Lower		332	8.12	87	8,022	6.27	1,617	3,132	5.57	560
Total Sulphide		1,816	3.51	205	11,080	5.12	1,825	4,669	4.32	648

Total Oxide		270	1.47	13	1,870	1.32	80	404	1.27	16

Total Oxide & Sulphide		2,086	3.25	218	12,950	4.57	1,904	5,073	4.08	665

Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Residues
CIL	571	7.83	144	0	0.00	0	0	0.00	0

Total	571	7.83	144	0	0.00	0	0	0.00	0

Notes:
•	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
•	The Mineral Resources reported are inclusive of the Mineral Reserves for the same area.
•

Lower cut-off grades applied to Mineral Resources are 0.7 g/t Au for oxide and 1.0 g/t Au for sulphide mineralization above 5050mRL (approximately 100m below surface), which is deemed to be potentially open-pitable. A lower cut-off grade of 3.0 g/t Au is applied to Mineral Resource material below 5050mRL.

•	CIL residue is stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.
•	Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Mineral Resource estimate used a gold price of AUD$1500 per ounce.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 1-3 Mineral Reserves for FGM as at December 31, 2015.

Mineral Reserves - Fosterville as at December 31, 2015
Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)
Underground
Central	72	5.11	12	149	4.58	22	220	4.75	34
Phoenix	120	5.24	20	531	8.20	140	651	7.65	160
Eagle	24	8.24	6	149	8.00	38	173	8.03	45
Harrier	17	3.69	2	30	3.32	3	47	3.45	5
Surface
	0	0.00	0	0	0.00	0	0	0.00	0

Total	232	5.39	40	859	7.36	203	1,091	6.95	244

Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)
Residues
CIL	571	7.83	144	0	0.00	0	571	7.83	144

Total	571	7.83	144	0	0.00	0	571	7.83	144

Notes:
•

For the Mineral Reserves estimate, the Qualified Person is Ion Hann. The Mineral Reserve estimate used a gold price of AUD$1,450 per ounce. The lower cut-off grades applied ranged from 1.6 g/t to 2.7 g/t Au for underground sulphide ore depending upon width, mining method and ground conditions.

•	Dilution of 20% and mining recovery of 80% were applied to stopes within the Mineral Reserves estimate.
•	Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	CIL residue is stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Conclusions and Recommendations

The authors have made the following interpretations and conclusions:

•

The understanding of the fundamental geological controls on mineralization at Fosterville is high. Primary mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and west dipping faulting. This predictive model has led to considerable exploration success in following the down-plunge extensions of high -grade mineralization.

➢	The Lower Phoenix Fault is the primary west dipping structure in the active mine development area and is defined by reverse faulting on a shale package where anticline thrust displacement of ~80 meters occurs. The fault dips between 35 and ~55 degrees to the west and mineralization can be traced along a dip extent of ~190m and strike extent of ~1. 3km. The dominate mineralization style on this structure is disseminated sulphide, however occurrences of visible gold at depth are becoming increasingly common, concentrated where footwall structures intersect. The Lower Phoenix System currently remains open to the north and south so maximum plunge extent has not yet been defined.

➢	Throughout 2015, development mapping and continued drilling confirmed that there were multiple mineralized structures of various size and continuity footwall to the main west dipping Lower Phoenix Fault, which present significant resource growth potential. Progressive geological understanding of the Phoenix and Lower Phoenix footwall environs has highlighted the significance of these favorable settings for mineralization, including;

•

East Dipping mineralized structures, namely the Eagle Fault and East Dipping Faults which commonly contain quartz–stibnite vein assemblages and substantial concentrations of visible gold typically enveloped by halos of disseminated sulphide. The Eagle Fault is discordant to bedding and variably dips between 10 and 60 degrees to the east, where East Dipping Faults are typically bedding parallel to sub parallel with dips of ~70 degrees east to sub vertical.

•

Low- angled Lower Phoenix Footwall west dipping structures typically consist of large quartz veins up to several meters wide with laminated textures, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase of mineralization and visible gold. The faults are interpreted to have minimal offset but rather have been hydraulically fractured. Where these structures form linkages between the Lower Phoenix and East Dipping Faults, extremely high gold grades are observed.

•

Continued drill definition of these structures over 2015, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of these easterly dipping footwall structures to the Lower Phoenix Fault. The defined continuity, proximity to existing Mineral Resources and high grade tenor of these structures enhances the December 2015 Mineral Resource and Reserve position. Furthermore, mineralization on these structures is open down plunge, providing encouraging future Mineral Resource and Mineral Reserve growth potential for the operation.

•

There is an observed change in the nature of some of Fosterville mineralization at depth with a number of high-grade, quartz-stibnite hosted, visible gold drill intercepts recorded for the Eagle, Lower Phoenix, Lower Phoenix Footwall and East Dipping Zones. Disseminated sulphide mineralization continues to persist at all depths and is uniform in character. It is currently inferred that the quartz-stibnite- visible gold assemblages have been emplaced at a later date to the disseminated sulphide providing an upgrade to the mineralization.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

•

In addition, a better understanding of the mineralization of the Kestrel System was established during 2015. Drilling has defined an extensive broad zone of low to moderate grade disseminated sulphide mineralization (~average 6m in width) centered around the syncline hinge axial plane.

•

Progressive geological interpretation has led to continued development of robust geological and resource models underpinning the Mineral Resource and Mineral Reserve estimates. The relationship between mineralization and the controlling structural/stratigraphic architecture means that quality geological interpretation is critical to producing quality resource/reserve estimates.

•

The modifying factors used to convert the Mineral Resources to Mineral Reserves have been refined with the operating experience gained since underground production commenced in September 2006. In particular, the robustness of the mining recovery and dilution estimates has improved with experience relative to the pre- mining assessments.

The following recommendations are made:

•

Further mine lease growth exploration activities should be pursued. Given the strong understanding of geological controls on mineralization, this could have the potential to yield additional resources and reserves. Particular areas that are recommended to focus upon are the up and down -plunge extensions of the Lower Phoenix structure (northwards up-plunge from 7750mN and southwards down-plunge from 6200mN) Exploration of the Lower Phoenix southwards of 6200mN is technically challenging from surface due to target depths and as such Newmarket Gold has commenced the development of dedicated underground drill platform to facilitate further exploration of the Lower Phoenix system down plunge. The current 2016 exploration budget includes 320m of development from the Harrier decline to establish a hanging wall drilling platform to target Lower Phoenix extensions at a cost of AUD$2.95M and a combined total of 14,000m of diamond drilling for an estimated AUD$3.35M to explore these gold targets.

•

The infill/resource definition programs should be continued with an aim to maintain at least 12 months of reserves drilled out to 25m centers (or closer where necessary). Both the south plunging, westerly dipping Phoenix and Lower Phoenix Mineralized Zones and the easterly dipping Eagle and East Dipping Mineralized Zones require definition drilling which is to be conducted from both hangingwall (western side) and footwall (eastern side) drill platforms. The current infill drilling budget for 2016 includes 64,416m of drilling at an estimated cost of AUD$10.43M. As the decline and mining front continues to move south and lower, further hangingwall drives will be required to be developed. This work and the associated drilling have not been costed in detail.

•

It is also recommended that infill / resource definition programs target down plunge extensions of the Harrier Mineralized Zones with the aim to increase Mineral Reserves. Aspirational reserve work on Inferred Mineral Resources in the Harrier South area indicated that with smaller scale mining parameters applied these Mineral Resources have the potential to be converted into Mineral Reserves that would have high potential to increase the current LOM at FGM. Newmarket Gold has incorporated into its 2016 budget planned drilling into the Harrier South area with the aim to increase mineral resource confidence to allow for mineral reserve evaluation. This budgeted phased drill program consists of 32,208m at an estimated cost of AUD$5.21M.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

•

The observed increased frequency of visible gold intercepts at depth requires continued research to better understand the potential implications on future geological, mining and metallurgical processes. Newmarket Gold continued to seek external advice over 2015 in relation to sampling, assaying and resource estimation of visible gold mineralization. Based on recommendations from external reviews, projects plans have been developed and implemented.

With this additional drilling data and further ongoing operational experience, it is recommended that mining recovery and dilution factors are reviewed and refined on an ongoing basis.

The proposed exploration activities in the current year are focused on targets close to Fosterville. However, in subsequent years, exploration drilling is planned for target areas away from the Fosterville mining lease within the north-south extensive EL3539. The intent of the exploration is to replace mineral reserves at Fosterville by extending presently known ore shoots, but to also locate and define new centers of economic gold mineralization applicable to open pit or underground extraction.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2	INTRODUCTION

2.1	Terms of Reference

The purpose of this technical report on Fosterville is to support public disclosure of Mineral Resource and Mineral Reserve estimates effective at Fosterville as at December 31, 2015. This report has been prepared in compliance with disclosure and reporting requirements set forth in the National Instrument 43-101 (NI 43-101) ‘Standards of Disclosure for Mineral Projects’ and Form 43-101F1.

This technical report has been prepared for Newmarket Gold, the beneficial owner of Fosterville. Newmarket Gold is listed on the Toronto Stock Exchange. Newmarket Gold is a Canadian-listed gold mining and exploration company with three operating mines in Australia, the Fosterville and Stawell Gold Mines in the state of Victoria and Cosmo Gold Mine in the Northern Territory. This technical report has been prepared for the use of Newmarket Gold to provide technical information to assist with business decisions and future project planning.

The report provides an update of the Mineral Resource and Mineral Reserve position as of December 31, 2015. The Mineral Resources and Mineral Reserve estimate for Fosterville is a summation of a number of individual estimates for various mineralized zones or various geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5404 (MIN5404 or Fosterville Mine Lease). Details of the locations and geographical constraints of the various mineralized zones as of December 2015 are given in Section 14.

Gold was first discovered in the Fosterville area in 1894, aside from a minor tailings retreatment in the 1930’s, the field lay dormant until 1988 when Bendigo Gold Associates again recommenced gold production at Fosterville from the reprocessing of tailings. Mining operations and various levels of exploration and resource development activities have been continuous since 1988 and as such, the project has a significant past production and development history which is discussed in this report and also utilized during the compilation of the Mineral Resource and Mineral Reserve estimates.

The report includes an overview of Fosterville Gold Mine which has been compiled from company technical reports, published geological papers and internal Mineral Resource and Mineral Reserve documents completed by members of the FGM mine geological and mine engineering teams. The overview includes a description of the geology, project history, exploration activities and results, methodology, quality assurance, interpretations, metallurgy, land issues and environmental information. It also provides recommendations on additional exploration drilling which has the potential to upgrade resource classifications and to augment the resource base.

Mr. Troy Fuller of Fosterville is a Qualified Person as defined by NI 43-101 and accepts overall responsibility for the preparation of sections 1-14, 17, 18.2 – 27 and 28.2 of this report.

Mr. Ion Hann of Fosterville is a Qualified Person as defined by NI 43-101 and accepts overall responsibility for the preparation of sections 15-16, 18.1 and 28.1 of this report.

All information presented in this report was prepared in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects and is in the format prescribed by that instrument.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2.2	Field Involvement of Qualified Persons

Ion Hann is the Mining Manager for FGM. Ion has over 25 years of experience in the mining industry. In this time, 10 years of relevant experience in gold mining operations has been gained at Fosterville. Ion Hann is based at Fosterville.

Troy Fuller is the Geology Manager for FGM. Troy has over 20 years mining experience and has 17 years of gold operations experience in the Northern Territory, Western Australia and Victoria. Troy Fuller has managed all aspects of the geological operations for Fosterville since May 2010. Troy Fuller is based at Fosterville.

All of the Qualified Persons are based at Fosterville and through routine personal inspection have a comprehensive understanding of the property conditions, geology and mineralization, work completed and works planned /recommended.

2.3	Definitions

Table 2-1 Definition of Terms

Term	Description
ºC	Degrees Celsius
AAS	Atomic Absorption Spectroscopy
AC	Air core
acQuire	acQuire - Geoscientific Information Management System
Ag	Silver
AHD	Australian Height Datum (mean sea level)
AIG	Australian Institute of Geoscientists
Al	Aluminum
Aminya	Aminya Laboratory Services
Ammtec	ALS Ammtec Ltd.
ALS	Australian Laboratory Services
AMDEL	Amdel Analytical Laboratories
As	Arsenic
Au	Gold
AUD	Australian Dollars
AuRico	AuRico Gold Corporation
AusIMM	Australian Institute of Mining and Metallurgy
Ba	Barium
Bendigo Gold Associates	Bendigo Gold Associates Ltd., owner of the FGM prior to Brunswick
BETS-SHTS	Bendigo to Shepparton power line
BHP	Broken Hill Proprietary, now BHP Billiton
Bactech	Bactech (Australia) Ltd
Be	Beryllium
Bi	Bismuth
Biomin	Biomin South Africa Pty Limited
BIOX®	Proprietary bacterial oxidation technology licenced from Goldfields Ltd.
Brunswick	Brunswick Mining N.L., owner of the FGM prior to Perseverance
Ca	Calcium
CCD	Counter Current Decantation

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Term	Description
Cd	Cadmium
Ce	Cerium
CIL	Carbon in Leach
CIL Residue	Carbon in Leach Residue. The term is equivalent to CIL Tailings.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	Centimetre
Co	Cobalt
CO3	Carbonate
COG	Cut-off Grade
CP	Chartered Professional
Cr	Chromium
CRM	Central Resource Model
Crocodile Gold	Crocodile Gold Corporation
Cu	Copper
DSDBI	Department of State Development, Business and Innovation
DTM	Digital Terrain Model
E	Easting
EL	Exploration Licence
EMS	Electronic Multi-shot Survey
EPA	Environment Protection Authority
ETW	Estimated True Width
Fe	Iron
FGM	Fosterville Gold Mine
FVTS	Fosterville Terminal Station
FW	Footwall
FY	Future Year
g/cm3	Gram per cubic centimetre (unit of density)
GAL	Gekko Analytical Laboratories
GDA94	Geocentric Datum of Australia, 1994
GFL	Goldfields Limited
GC	Grade Control
GSV	Geoscience Victoria
g/t	Grams per (metric) tonne
HCl	Hydrogen Chloride
HDPE	High Density Polyethylene
HF	Hydrogen Fluoride
HG	High-grade
Historic Resource

A qualified person has not done sufficient work to classify historical estimates as current Mineral Resources or Mineral Reserves described within the report. Newmarket Gold is not treating any historical estimates as current Mineral Resources or Mineral Reserves.

HNO3	Nitric Acid
HQ	63.5 mm diameter diamond drill core
HRM	Harrier Resource Model
HW	Hangingwall
ICP-AES	Inductively Coupled Plasma – Atomic Emission Spectrometry
IP	Induced Polarization – geophysical imaging technique
ISO	International Organization for Standardization
JORC Code	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (prepared by the Joint Ore Reserves Committee).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Term	Description
K	Potassium
km	Kilometre
km2	Square kilometre (area)
koz	Kiloounce
kt	Kilotonne
K/Th	Potassium/Thorium ratio - relating to a 2008 airborne radiometric survey
kV	Kilovolt
kVA	Kilovolt-ampere
kW	Kilowatt
LG	Low-grade
LOM	Life of Mine
LQ	Laminated Quartz
LTK60	43.9 mm diameter diamond drill core
m	Metre
Ma	Million years
MCC	Motor Control Centre
MI	Metallurgy International
MIN	Mining Lease
Mg	Magnesium
MGA	Map Grid of Australia
µm	Micrometre
ML	Megalitre
mm	Millimetre
Mn	Manganese
Mo	Molybdenum
MVA	Megavolt-ampere
Mt	Million (metric) tonnes
Mtpa	Million (metric) tonnes per annum
N	Northing
Na	Sodium
NATA	National Association of Testing Authorities
Nb	Niobium
NCC	Non-carbonate carbon
New Holland	New Holland Mining Ltd., now Nu Energy Capital Limited
Newmarket	Newmarket Gold Inc.
Ni	Nickel
NI43-101	National Instrument 43-101
NNE	North North-East
NNW	North North-West
NRM	Northern Resource Model
Northgate	Northgate Minerals Corporation
NQ	47.6 mm diameter diamond drill core
NQ2	50.6 mm diameter diamond drill core
NW	Northwest
ODW	O’Dwyer's
ONAF	Oil Natural Air Forced – Transformer cooling without pumps and fans for air
ONAN	Oil Natural Air Natural - Transformer cooling without pumps and fans
O/O	Oblique /Oblique (structural setting)
O/P	Oblique /Parallel (structural setting)

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Term	Description
OSLS	On Site Laboratory Services
oz	Troy Ounce (31.1034768 grams)
P	Phosphorous
PAF	Potentially Acid Forming
Pb	Lead
P/O	Parallel /Oblique (structural setting)
P/P	Parallel /Parallel (structural setting)
ppb	Parts per billion
PRM	Phoenix Resource Model
PQ	85.0 mm diameter diamond drill core
PSV	Perseverance Corporation Ltd., a wholly owned subsidiary of Newmarket Gold
Pt	Platinum
QAQC	Quality Assurance – Quality Control
QG	Quantitative Group (Geostatistical Consultants)
QP	Qualified Person
R2	R squared – coefficient of determination
RAB	Rotary Air Blast
RC	Reverse Circulation
RH	Robbins Hill
Riffle splitter	A device comprising tiers of ‘riffles’ for equi-probable splitting of dry particulate matter (e.g. drill chips), each tier yields a 50:50 split.
RL	Reduced Level (elevation)
ROM	Run of Mine
RQD	Rock Quality Designation
S	Sulphur
SAG	Semi-Autogenous Grinding
Sb	Antimony – present at Fosterville in the mineral stibnite
SD	(Statistical) Standard Deviation
SMU	Selective Mining Unit
Sn	Tin
SP Ausnet	SP Ausnet – Electricity Distributor
Spear sampling	Using a tube (‘spear’) to collect a sample for assay from a sample bag of RC or RAB drill chips (this method is not equi-probable as it is susceptible to density segregation in the sample bag)
SQL	Structured Query Language
Sr	Strontium
t	(Metric) tonne (2204.6 lb or 1.1023 short tons)
Ta	Tantalum
Tailings	Ground rock and process effluents generated during processing of ore
TGC	Total Graphitic Carbon
Th	Thorium
Ti	Titanium
t/m3	Tonne per cubic metre (unit of density)
TOEC	Total Organic and Elemental Carbon
Tl	Thallium
tpa	Tonnes Per Annum
TSF	Tailings Storage Facility
UG	Underground
V	Vanadium
W	Tungsten

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Term	Description
WPV	Work Plan Variation
Zr	Zirconium
Y	Yttrium

2.4	Grids

Note that all Eastings, Northings, elevations (RL) and azimuths in the text reference to the local FGM grid. The FGM grid is a plane affine grid and can be referenced to MGA using the two reference points contained in Table 2-2 and -5000mRL (AHD). Fosterville Mine grid north is 13°20’ west from true north and 21° west from magnetic north.

Table 2-2 Grid conversion reference points

Point 1: MIN5404 Mine Lease peg SE of Daley's Hill
Coordinate System	N	E
GDA94 Zone 55	5930837.663	278011.932
Fosterville Mine Grid	4786.030	2177.630
Point 2: MIN5404 Mine Lease peg at NE corner
Coordinate System	N	E
GDA94 Zone 55	5939047.136	278407.302
Fosterville Mine Grid	12713.150	4343.140

2.5	Mineral Resource and Reserve Definitions

The following definitions have been taken from the CIM definition standards for Mineral Resources and Reserves prepared by the CIM standing Committee on Reserve Definitions and Adopted by CIM Council on May 10, 2014.

CIM Definitions are underlined and defined terms referenced to NI 43-101 are double underlined.

2.5.1	Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person(s) in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person(s) should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person(s) should state if the assessment is based on any direct evidence and testing.

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

2.5.1.1	Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person(s) has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2.5.1.2	Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person(s) when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person(s) must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

2.5.1.3	Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person(s) when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

2.5.2	Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2.5.3	Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

‘Reference point’ refers to the mining or process point at which the Qualified Person(s) prepares a Mineral Reserve. For example, most metal deposits disclose mineral reserves with a “mill feed” reference point. In these cases, reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of “clean coal”. In this coal example, reserves are reported as a “saleable product” reference point and include reductions for plant yield (recovery). The Qualified Person(s) must clearly state the ‘reference point’ used in the Mineral Reserve estimate.

2.5.3.1	Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

2.5.3.2	Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Application of the Proven Mineral Reserve category implies that the Qualified Person(s) has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2.5.4	Feasibility Study

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

2.5.5	Preliminary Feasibility Study

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

2.5.6	Mineral Resource And Mineral Reserve Classification

The CIM Definition Standards provide for a direct relationship between Indicated Mineral Resources and Probable Mineral Reserves and between Measured Mineral Resources and Proven Mineral Reserves. In other words, the level of geoscientific confidence for Probable Mineral Reserves is the same as that required for the in situ determination of Indicated Mineral Resources and for Proven Mineral Reserves is the same as that required for the in situ determination of Measured Mineral Resources. , Figure 2-1 displays the relationship between the Mineral Resource and Mineral Reserve categories.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 2-1 Conversion Of Mineral Resources To Mineral Reserves (CIM Standards 2014)

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

3	RELIANCE ON OTHER EXPERTS

The Qualified Persons have prepared this report from a range of sources including their personal work, contributions, from other FGM personnel and reports from a range of external consultants. Where input has been received from these sources, the Qualified Persons have reviewed and verified the contained assumptions and conclusions. The Qualified Persons do not disclaim responsibility for this information.

3.1	Contributing Authors

Troy Fuller (Geology Manager – Fosterville Gold Mine) BSc (Geology) Hons, MAIG is the site based Qualified Person for the Central and Harrier Areas. He has contributed to information contained in Sections 1-14, 17, 18.2 -27 and 28.2 of this report.

Ion Hann (Mining Manager – Fosterville Gold Mine) BEng (Mining), FAusIMM is a site based Qualified Person and has made contributions to Sections 15-16, 18.1 and 28.1 of this report.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

4	PROPERTY, DESCRIPTION AND LOCATION

The FGM is located about 20km north east of Bendigo and 130km north of Melbourne in the State of Victoria, Australia (Figure 4-1).

Figure 4-1 Fosterville Project Location Map.

The FGM and all associated infrastructure including the tailings dam and waste dumps are located on Mining Lease 5404 (MIN5405; Figure 4-2), which is 100% owned by Newmarket Gold Inc. MIN5404 was initially granted as ML1868 on 24th August 1990. The licence later merged with adjoining lease MIN4877, resulting in MIN5404.

In December 2012 another mining lease (MIN5565) was granted to FGM, and this licence was also merged into MIN5404. The present MIN5404 has a total area 17.157 km², and is active until August 24, 2020.

MIN5404 is located at centroid coordinates 276,599.72mE and 5935,134.9mN using Map Grid of Australia Zone 55 (GDA94) coordinate projection (or 144° 29’ 56.9” Longitude and -36° 42’ 11.6” Latitude).

The boundaries of land covered by the Mining Licence are accurately surveyed and marked on the ground with posts, trenches and information plates in accordance with the Mineral Resources Development Regulations 2002.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Newmarket Gold also holds titles through FGM of two surrounding exploration licences totaling 504.9km 2. These exploration licences encompass the entire known strike extent of the Fosterville Goldfield. In the State of Victoria, exploration licences are renewable annually subject to adequate exploration expenditure and statutory licence size reductions. However, EL3539 is recognized by the State of Victoria as a strategic licence and is able to be renewed on an annual basis without size reductions until 26th February, 2017 (Figure 4-2). To retain the two tenements Newmarket Gold is required to conduct exploration programs and commit to minimum annual expenditures that are prescribed by Earth Resources Regulation Victoria. Presently, the annual expenditures are set at $188,700 for EL3539 and $34,000 for EL4937.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

260,000 mE
270,000 mE
280,000 mE
290,000 mE
300,000 mE
5,960,000 mN
5,950,000 mN
5,940,000 mN
5,930,000 mN
5,920,000 mN
5,910,000 mN
5,900,000 mN
LEGEND
Road
Tenement Status Dec. 2015
Fosterville Gold Mine ELs
Region
Tenement Status 15 May 1992
Royalty Area
Region
PSV & New Holland JV
EL3271
EL3211
EL3276
Fosterville Gold Mine
MIN5404
EL3539
EL4937
EL3539
EL3539
MGA 94 Zone 55
North
0
10,000
metres
NEWMARKET GOLD 2015 TENEMENTS
AND NEW HOLLAND ROYALTY AREA
TENEMENT STATUS 15 MAY 1992
Newmarket Gold

Figure 4-2 Fosterville mining lease plan with exploration leases and royalty areas.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Within MIN5404, there is a 2.5% gold royalty payable to New Holland Mining Ltd, now Nu Energy Capital Limited for the area outlined by an historical mining lease MIN4877 in the north eastern portion of MIN5404. Furthermore, the royalty agreement extends north and south of MIN5404 where previously existing tenements EL3211, EL3271 and EL3276 (New Holland Mining) overlap with EL3539 (FGM). See Figure 4-2.

When Crocodile Gold acquired the Fosterville and Stawell Gold Mines from AuRico in 2012, a net free cash flow sharing arrangement was established where Crocodile Gold was entitled to cumulative net free cash flow from those mines of up to C$60 million. AuRico would then be entitled to 100% of the next C$30 million in net free cash flow, after which Crocodile Gold and AuRico would share the next C$30 million of net free cash flow on a 50/50 basis until C$120 million of cumulative net free cash flow was achieved, following which AuRico would be entitled to 20% on an ongoing basis.

On December 22, 2014 it was announced that Crocodile Gold had reached a mutually beneficial agreement with AuRico that terminated their net free cash flow sharing arrangement in exchange for a one-time payment of C$20 million in cash and a net smelter return royalty of 2% from Fosterville Gold Mine (effective upon final approval from the Foreign Investment Review Board of Australia) and a 1% royalty from the Stawell Gold Mines (commencing January 1st 2016), releasing Crocodile Gold from its obligation to pay AuRico any further net free cash flow generated from its Victorian operations. This agreement means that Newmarket Gold is obligated to pay AuRico a net smelter royalty of 2% from Fosterville Gold Mine. However, Alamos Gold Inc. (Alamos) merged with AuRico in July 2015, which has resulted in Newmark Gold now being obliged to pay the new company, AuRico Metals, the net smelter royalty of 2% from Fosterville Gold Mine.

There are no state government royalties on gold production in the State of Victoria.

There are no native title issues relevant to MIN5404.

The environmental bond is currently set at AUD$7.84M and is reviewed annually with the Department of Economic Development, Jobs, Transport and Resources Victoria. Rehabilitation is undertaken progressively at the FGM but the environmental bond is only reduced on establishment of the rehabilitation, which is not considered to have occurred until at least 5 years after rehabilitation has been undertaken.

The FGM is located near areas of moderate environmental significance (Mt Sugarloaf Nature Conservation Reserve), established productive farmland and is adjacent to the locally significant Campaspe River.

The FGM is operating under a Work Plan approved in April 2004 under Section 44(1) of the Mineral Resources Development Act. The approval, concerning MIN5404 (formerly ML1868), MIN4456 and MIN4887, was given by the Minister of Environment and Water at that time to Perseverance Exploration Pty Ltd. Work Plan Variations are submitted where significant changes from the Work Plan exist.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Fosterville area is flat to very gently undulating with a range of low, rolling hills about 2km to the west and the Campaspe River about 2km to the east. On MIN5404, natural surface elevations range from 150m to 185m above sea level (5150mRL to 5185mRL mine grid). Vegetation in the area ranges from native forest to established grazing pasture.

The FGM has ready access via two separate sealed roads and a variety of all-weather un-sealed roads linking to regional highways. The regional center of Bendigo is approximately 20km away and has a population of around 113,000, which provides a source of skilled labour. The area has a Mediterranean climate with hot, dry summers and cool winters. The average climate statistics from the nearby Bendigo Airport weather station for the period 1991-2015 are listed in Table 5-1 below.

Table 5-1 Climate statistics for Bendigo Airport, 1991-2015 (Bureau of Meteorology, 2016).

Statistics	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Temperature
Mean maximum temperature (°C)	29.8	29.6	25.8	21.2	16.6	13.4	12.5	14.2	17.0	20.8	24.6	27.4
Mean minimum temperature (°C)	4.1	14.4	11.5	7.8	5.2	3.6	2.6	2.8	4.5	6.6	9.7	11.8
Rainfall
Mean rainfall (mm)	34.6	33.9	29.4	30.5	44.9	52.6	54.2	50.1	49.9	39.2	46.1	40.0
Decile 5 (median) rainfall (mm)	22.9	22.8	18.2	23.6	33.3	47.6	57.8	48.2	45.4	32.0	42.6	30.4
Mean number of days of rain ≥ 1 mm	3.8	3.3	3.5	4.1	6.3	7.6	9.1	8.2	7.1	5.4	5.8	4.6

Power is supplied to the site via a terminal station that was constructed by PSV in 2005. This station is connected to the 220kV transmission line that runs from Bendigo to Shepparton and traverses the southern end of MIN5404 approximately 2 km south of the processing plant. There is a connection agreement in place with SP Ausnet who manages the transmission and distribution network. To improve the security of water supply, an agreement was reached for the supply of waste water from the Bendigo sewerage treatment facility. A pipeline was commissioned in April 2005 that has the capacity to supply approximately 2,000ML annually, which comfortably exceeds the current plant usage of approximately 1,000ML per annum. The agreement was for an initial ten year term with two options of a further ten years each on written request.

All other site infrastructure is in place and approved in the Work Plan established in April 2004.

Details of tailings storage areas are covered in sections 18.1.4 and 20.2 and the location of tails storage facilities is illustrated in Figure 18-1, Figure 18-3 and Figure 18-4.

The location and layout of the processing plant site is illustrated in Figure 18-1 and Figure 18-2. The layout of the comminution circuit allows for installation of a pebble crushing circuit should it be required, and a secondary ball mill to increase grinding circuit capacity. Space was left in the area layouts for additional tank farms and equipment to accommodate a nominal increase in plant capacity. Space exists to the east of the plant site to duplicate existing facilities to double plant throughput if required.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Mining waste material that cannot be placed underground is brought to the surface and dumped within the confines of the Ellesmere pit (Figure 18-1) (Section 18.2.4) . Details on the storage of historically mined waste overburden is covered in section 20.2 and tabulated in Table 20-1

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

6	HISTORY

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28,000 ounces of production. Mining in this era was confined to near-surface oxide material.

Aside from a minor tailings retreatment in the 1930’s, the field lay dormant until the 1988 when Bendigo Gold Associates recommenced gold production at Fosterville from the reprocessing of tailings. By 1989 this program had come to an end and exploration for oxide resources commenced. The leases were then acquired by Brunswick who continued exploration and in 1991 started heap leaching ore derived from shallow oxide open pits. After six months of production, Brunswick went into receivership as a result of the failure of another operation. Perseverance bought the operation from the receivers and continued the oxide heap leach operations. Perseverance continued to produce between 25,000 ounces to 35,000 ounces per annum until the cessation of the oxide mining in 2001. Between 1988 and 2001, a total of 240,000 ounces of gold were poured (Roberts et al, 2003).

In 2001, Perseverance underwent a significant recapitalization and the focus of the company changed to developing the sulphide resource. A feasibility study investigating a combined open pit and underground mining operation feeding 0.8Mtpa of sulphide ore to a BIOX® processing plant was completed in 2003. Work on the plant and open pit mining commenced in early 2004. Commercial sulphide hosted gold production commenced in April 2005 and up to the end of December 2006 had produced 136,882 ounces of gold. Underground development commenced in March 2006 with first production recorded in September 2006 and significant open pit production ceasing at the end of 2007, but with minor production from open pits in 2011 and 2012. The 500,000th ounce milestone of ‘sulphide’ gold production was achieved in April 2011 and by the end of December 2015 'sulphide' gold production totaled 1,000,682 ounces.

A breakdown of open cut and underground mined tonnes and grade since the commencement of the sulphide operation is given in Table 6-1.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 6-1 Mined production data for Fosterville for the period 2004-2015.

Mining Area		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Open Cut	Tonnes (kt)	52	517	1,084	423	-	-	-	45	75	-	-	-
	Grade (g/t Au)	3.6	5.6	3.4	2.3	-	-	-	2.8	2.6	-	-	-
Under- ground	Tonnes (kt)	-	-	36	376	512	780	729	734	729	827	786	704
	Grade (g/t Au)	-	-	4.8	4.2	4.5	4.8	5.0	5.0	4.5	4.6	4.6	6.1
Total	Tonnes (kt)	52	517	1,120	799	512	780	729	779	804	827	786	704
	Grade (g/t Au)	3.6	5.6	3.4	3.2	4.5	4.8	5.0	4.9	4.3	4.6	4.6	6.1

On 29th October 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation (Northgate) to acquire the company via a Scheme of Arrangement. This agreement was ratified by Perseverance’s shareholders and option holders on the 18th January 2008 with full control passing to Northgate in February 2008.

In August 2011 Northgate entered into a merger agreement with AuRico, who assumed control of the Northgate assets in October 2011. However, in March 2012 AuRico and Crocodile Gold jointly announced that Crocodile Gold would acquire the Fosterville and Stawell mines. Crocodile Gold’s ownership of Fosterville was achieved on May 4, 2012. In May 2015 Crocodile Gold and Newmarket Gold Inc. entered into a definitive arrangement agreement and completed a merger on the 10th of July 2015 to form Newmarket Gold.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The western sub-province of the Paleozoic Lachlan Orogen in Victoria has been divided into three major fault-bounded structural zones: the Stawell, Bendigo, and Melbourne Zones (Figure 7-1a; Caley et al, 2011). These structural zones are dominated by chevron-folded Cambro-Ordovician to Devonian turbidite sequences, and were progressively intruded by Early Silurian granite plutons in the west, through to Late Devonian granite plutons in the East (Bierlein & McKnight, 2005; Phillips et al. 2012).

The Fosterville Goldfield is located within the Bendigo Zone, which is bounded by the Avoca Fault to the west and the Heathcote Fault Zone to the east (Figure 7-1b), both of which are steep west-dipping reverse faults. The Bendigo Zone contains thick Ordovician turbidite sequences that were subjected to low grade metamorphism during Late Ordovician Benambran Orogeny (~455-440 Ma) and the Late Devonian Tabberabberan Orogeny (~380 Ma). East-vergent folding and thrusting indicates a predominantly east-west compression that resulted in the formation of north-south upright folds. Continued deformation caused steepening of fold limbs and progressive development of a series of west-dipping reverse faults. These faults are interpreted to have listric geometries at depth and were likely conduits that provided a regional control on mineralizing processes, in conjunction with intrazonal west dipping faults, such as the Redesdale Fault mapped south of Fosterville (Cayley et al, 2008). In addition, smaller reverse faults propagated across fold limbs, linking bedded faults and are well mineralized in the style characteristic to the classic Central Victorian Slate Belt Gold Deposits of Bendigo and Castlemaine (Roberts et al, 2003).

Gold mineralization is associated with to two main events across the western Lachlan Orogen at ~445Ma and ~380-370Ma, with a possibly another minor event at ~410-400Ma (Phillips et al., 2012). The ~445Ma event is thought to have involved crustal thickening and the circulation of metamorphic fluids through the crust (Vandenberg et al, 2000) and formed gold deposits at Bendigo, Castlemaine, Maldon and Daylesford. The ~380-370Ma event is restricted largely to the Melbourne and eastern-Bendigo Zones and is responsible for the emplacement of gold at the Fosterville Goldfield (Bierlein and Maher 2001). The minor period of mineralization at ~410-400 Ma is restricted to the Stawell and western Bendigo Zones and associated with crustal anatexis and Early Devonian plutonism (Phillips et al., 2012). The two major gold mineralizing events have been linked to the Benambran and Tabberabberan Orogenies (VandenBerg et al., 2000). All three gold mineralizing events are characterized by carbonate and sericite alteration, but only the latter two events (~410-400Ma & ~380-370Ma) have elevated Mo, Cu, Sb and W. During the third mineralizing event a range of mineralization styles resulted and include quartz-carbonate vein hosted free gold through to sulphide hosted refractory gold in association with arsenopyrite, pyrite and stibnite (Roberts et al, 2003).

Deep weathering and erosion in the late Tertiary resulted in the development of a regional laterite profile with weathering locally to 50m depth.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 7-1 Map and cross section of the Western Lachlan Fold Belt in central Victoria.

(a) Distribution of major geologic units and major faults of the Bendigo and Stawell Zones and location of seismic lines.
(b) Geological interpretation from seismic surveys. Adapted from Leader & Wilson, 2010.

7.2	Local and Property Geology

The Fosterville Goldfield is hosted by Lower Ordovician Lancefieldian (486~488 Ma) turbidites within the Ordovician Castlemaine Group rocks (Figure 7-2 and Figure 7-3) The turbiditic sequence comprises interbedded sandstones, siltstones and shales, which are interpreted as having formed in a meandering submarine channel setting. The sequence is dominated by shale topped sands ranging from 0.2m to 1.5m in thickness, with lesser amounts of massive sandstone, shale and black shale (Roberts et al, 2003). Detailed drill core logging has confirmed almost 1km of stratigraphic succession exists at Fosterville and correlation of sedimentary units has been possible over a 10km distance within the Fosterville Mine lease (Boucher et al, 2008a).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The sequence is metamorphosed to sub-greenschist facies, or more precisely, Anchizone to lower Epizone (Melling, 2008) and fluid inclusion work indicates that the Fosterville Goldfield formed at ~270°C and at 2.6 -5.7km crustal levels (Mernagh, 2001).

The stratigraphic sequence was folded into a set of upright chevron, occasional open style folds, with fold wavelengths in the order of 350m and parasitic fold wavelengths of 50m. During folding vertical axial planar (in finer sediments) and radial cleavages (sandstones) developed and are best observed in fold hinges. Bedded LQ veins (<1mm to 0.8m wide) were also formed during early folding and were preferentially formed in shales and at or close to the contact with sandstone units.

The north-south trending Redesdale Fault, lying approximately 2km to the east of the Fosterville area, is an important intrazonal fault and occurs in the hangingwall of the Heathcote Fault Zone (Figure 7-1a and Figure 7-2)

Subordinate faults (third or fourth order), such as the Fosterville, O'Dwyer's and Sugarloaf Faults (Figure 7-2) all have associated gold mineralization and are located in the hangingwall of the Redesdale Fault.

Within the Fosterville area the north-north-west trending Fosterville Fault is strike extensive and dips steeply west. In its footwall are moderately west dipping faults with varying reverse offsets combing with reactionary east dipping faulting to create zones of fractured wallrock and sulphide mineralization. In general faults with greater reverse offset have larger gold mineralization dip and plunge lengths; and where faulting is more complex, wallrock fracturing is enhanced and mineralization width increases.

A fold culmination (dome) exists in the Fosterville Mine Lease in Falcon pit area (Figure 7-3). about which a fold plunge reversal occurs. South of the culmination, folds plunge approximately 20° southwards, and a large west-dipping fold limb, containing parasitic folds and faulting has been well drilled over a 4km length to as far south as Daley's Hill. Extensive drilling focused on south plunging gold mineralization associated with late brittle west dipping reverse faulting that offsets syncline and anticline fold closures (Figure 7-5)

In the northern portion of the Mine Lease, in the Robbin's Hill - O'Dwyer's area, a number of west dipping faults occur and parallel the Fosterville Fault. Late Silurian to Early-Devonian porphyry dykes (Arne et al, 1998) also occur in this area, are up to 10m in width, intrude the stratigraphic sequence along anticlinal axial planes (King, 2005 & Reed, 2007a) and postdate all significant faulting, The porphyry dykes are sericite altered, have associated gold mineralization that was sufficient to support several oxide and minor sulphide (O' Dwyer's South) open pits.

Lamprophyre dykes, typically less than 1m in width, intrude along the general Fosterville Fault trend and are unmineralized. These dykes were emplaced in the Middle Jurassic (157-153 Ma) (Bierlein et al, 2001) and are of similar age to those that occur at Bendigo.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

260,000 mE
270,000 mE
280,000 mE
Map Projection: GDA94 (MGA Zone 55)
5,950,000 mN
5,940,000 mN
5,930,000 mN
5,920,000 mN
5,910,000 mN
REDESDALE FAULT
Drummartin Fault
Sugarloaf Fault
Fosterville Fault
O'Dwyer's Fault
Goornong South
Open Pits
MIN5404
Hallanans
EL4937
BENDIGO
MCIVOR HIGHWAY
MIDLAND HIGHWAY
WHITELAW FAULT
EL3539
GSV 2010 Seamless Geology 1m
KEY
LITHOLOGY
Cainozoic
Newer Volcanic Group
PERMIAN
Baccus Marsh Formation
DEVONIAN
Granite rocks
ORDOVICIAN
Darwillian
Castlemainian
Lancefieldian
STRUCTURE
Major Fault
Fault
Minor Fault
GOLD OCCURRENCE
Occurrence
Fosterville Style Mineralisation
FOSTERVILLE GOLD MINE PL TENEMENT BOUNDARIES
Mining Licence
Exploration Licence
BENDIGO
MAP AREA
N
0
10
kilometres
December 2015

Figure 7-2 Regional Geology Plan of the Fosterville District.

Fosterville Mining Licences, Exploration Licences, open pits and hard rock gold occurrences

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Erosion of the area followed by Cainozoic Murray Basin sediment valley backfill and weathering has resulted in local clay conglomerate alluvial channels and complete oxidation to about 40m below surface. Immediately below the base of complete oxidation is a 10m to 15m thick zone of partial oxidation of sulphide minerals. Feldspar destruction and partial carbonate dissolution extends from the base of oxidation to about 150m depth. Approximately 2km to the east of Fosterville Miocene aged Newer Basalt Group rocks mask the Ordovician rocks and Murray Basin sediments.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2,500 mE
5,000 mE
12,500 mN
10,000 mN
7,500 mN
5,000 mN
MIN5404
MIN4456
SHARKEY'S
READ'S
ROBBIN'S HILL
WOOLSHED
FARLEY'S
HUNT'S
O'DWYER'S NORTH
O'DWYER'S EAST
O'DWYER'S CENTRAL
O'DWYER'S SOUTH
FOSTERVILLE
N
VANESSA NORTH
FALCON
FOLD CULMINATION
ELLESMERE
OFFICE
TREATMENT PLANT
HARRIER
NARRINGTONS HILL SOUTH
JOHN'S
DALEY'S HILL
S
Axedale Goornong Road
GSV Seamless Geology 50k
Map Projection: Fosterville Mine Grid
KEY
LITHOLOGY
Cainozoic Sediment Cover
Newer Volcanic Group
LATE SILURIAN - EARLY DEVONIAN
Felsic Porphyry Dyke
ORDOVICIAN
Castlemaine Group - Lancefieldian
CULTURAL GEOLOGY
Pit Outlines
Tailings
Waste Dump
Tailings Storage Facility
STRUCTURE
Major Fault
Thrust Fault
Syncline
Anticline
GOLD OCCURRENCE
Occurrence
FOSTERVILLE FAULT ZONE LONG PROJECTION
FOSTERVILLE GOLD MINE PTY LTD TENEMENT BOUNDARIES
Mining Licence
FOSTERVILLE
MIN5404
BENDIGO
5,940,000 mN
5,920,000 mN
MGA 55 GDA94
MGA North
Magnetic North
Mine Grid North
FOSTERVILLE GOLD MINE
SURFACE GEOLOGY
0
1
kilometres
December 2015

Figure 7-3 Fosterville Surface Geology Plan showing surface mining activity.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Schematic Geological Cross Section

The geological knowledge of the Fosterville Fault Zone fault architecture has progressively grown over the last decade as diamond drilling explored new areas and underground mining reached deeper levels. The present understanding of the faulting is shown on schematic cross sections (Figure 7-4 and Figure 7-5). Pictured is the moderate-steep west dipping Fosterville Fault, which has several en echelon array of footwall reverse faults that link across from a western anticline to a syncline in the east.

The en echelon array of reverse faults has a general form and is described from west to east.

Most of the lower faults (Hawk through to Kestrel) are thought to exist as bedded LQ veins at depth to the west of their respective footwall anticlines. However, eastwards between footwall and hangingwall anticlines the faults have concordant (parallel)/discordant (oblique) bedding relationships and to the east of hangingwall anticlines, the faults shallow in dip and have discordant contacts with adjacent bedding. When certain stratigraphic units are encountered across the east dipping limb, reactionary east dipping structures form, creating zones of greater structural complexity. Further eastwards the single stranded west dipping faults become an unmineralized zone of distributed faults for 50-100m, before merging into a single fault, approximately 50m west of footwall synclines. East of the footwall syncline the faults' dip steepens, matching the dip of the footwall bedding. Between footwall and hangingwall synclines, faults have discordant/ concordant bedding relationships and to the east of the hangingwall syncline the faults exist as bedded LQ veins, commonly with pug on one margin.

Structurally higher level faults such as the Harrier and Osprey Faults appear as footwall faults emanating/ splaying from the footwall of the Fosterville Fault.

The schematic cross section portrays a number of fault segments where gold mineralization occurs and includes examples of areas of fault-bedding discordant relationships, changes in fault dip and localization of mineralization between hangingwall and footwall synclines and to a lesser extent between hangingwall and footwall anticlines. In particular, the Phoenix Fault System is the most important structure at Fosterville for gold mineralization, has 120-150m of reverse offset and as underground mining has progressed to deeper levels, faulting becomes more complex. Nearer to surface the Phoenix Fault was a relatively simple single stranded west-dipping reverse fault. However, down-plunge the faulting changes to also include mineralized hangingwall splay faulting and west dipping footwall faults emanating from bedding parallel LQ veins.

Other faults at structurally higher positions have comparable fault offset and are well mineralized. These include the Harrier and Osprey Faults (exposed at Harrier Pit) that are footwall splays of the Fosterville Fault. The faults have over 200m of combined reverse movement, and are mined at the southern end of the mine lease.

Where wall rocks are faulted and brecciated, fractures are healed by quartz-carbonate veining and commonly have arsenopyrite and pyrite disseminated in the wall rock up to 50cm from the veins. The wall rock proximal to faults is also sericitised, sometimes with alteration visually subtle, and has similar spatial extents to the gross disseminated sulphide distribution. Bedded faults exist as LQ veins and are generally poorly mineralized.

Drilling at Fosterville has generally been concentrated in a 200m zone east of the Fosterville Fault to where footwall faults become bedded.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

WEST
EAST
OSPREY
HARRIER
Approx. position of surface level
5,000 mRL
HAWK
KITE
ELLESMERE
PHOENIX
PHOENIX BASE LQ
KESTREL
FOSTERVILLE FAULT
1,500 mE
2,000 mE
4,500 mRL
ALLWOOD
BENU
4,000 mRL
0
100
200
meters
KEY
Shale
Phoenix Shale
Kestral Shale
Mineralisation
Fault
Minor Fault
Distributed Fault Zone
Splay
Syncline
Anticline
Bedding Form Line
Laminated Quartz

Newmarket Gold

December 2015

Figure 7-4 Fosterville Fault Zone schematic cross Section.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

West
East
4,400 mRL
4,300 mRL
4,200 mRL
EAGLE
PHOENIX
LOWER PHOENIX FOOTWALL
KESTREL
LOWER PHOENIX
EAST DIPPING
POTENTIAL MINERALIZATION
1,400 mE
1,500 mE
1,600 mE
1,700 mE
1,800 mE
Key
Fault
Distributed Fault Zone
Bedding Parallel Fault
Anticline
Syncline
Laminated Quartz
Bedding Form Line
Kestrel Black Shale
Mineralization
Strong
Medium
Weak
Visible Gold
Fosterville Mine Grid
0
100
metres
View looking North

Newmarket Gold

Schematic Geological Cross-Section 6950mN, Fosterville Gold Mine

Oct 2015

Figure 7-5 Schematic geological cross-section of 6950mN.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

7.3	Mineralization

Primary gold mineralization at Fosterville occurs mainly as gold within disseminated arsenopyrite and pyrite forming as a selvage to veins in quartz–carbonate veinlet stockwork, which is in turn controlled by the late brittle faults. Lesser amounts of primary gold, occurs as an overprint in the form of visible gold in quartz and has a spatial association with stibnite mineralization

The arsenopyrite occurs as 0.05 -6mm long acicular needles with no preferred orientation. The disseminated pyrite associated with gold mineralization occurs as crystalline pyritohedrons 0.1 -2mm in size. Electron microprobe analyses and metallurgical test work indicates that the arsenopyrite contains 100-1000 g/t Au and the auriferous pyrite 10-100 g/t Au (Roberts et al, 2003). Approximately 80% of the gold occurs in arsenopyrite, with the remaining 20% hosted by pyrite.

The quartz–carbonate veinlet stockwork comprises a network of tension gash type quartz–carbonate veinlets, which have formed perpendicular to the walls of the brittle faults and quartz–carbonate veinlets formed on minor slip planes parallel to the brittle faults. Further movement on the minor slip planes offsets the tension gash veinlets giving rise to a range of geometries from planar through to highly erratic. The quartz–carbonate veinlets are barren but have selvages of disseminated, fine grained arsenopyrite – pyrite. Where the stockwork is well developed, mineralization selvages merge forming a solid body of mineralization. On the margins of the stockwork the mineralization occurs as a discrete selvage about 10 times the width of the veinlet on which it is centered.

Antimony mineralization, in the form of stibnite, occurs with quartz and varies from replacement and infill (up to several metres in width) of earlier quartz-carbonate stockwork veins, to massive stibnite-only veins of up to 0.5m in width. The stibnite-quartz zones are commonly associated with the Phoenix, Lower Phoenix, Lower Phoenix Footwall and Eagle with infrequent exposure within Harrier and the O’Dwyer’s and Harrier Open Pits. Figure 7-6 illustrates antinomy mineralization within an east dipping quartz-carbonate vein.

Primary visible gold is found within the Phoenix, Lower Phoenix and Eagle Mineralized Zones and there is a noticeable increase of visible gold occurrences at depth and down plunge in these structures (Figure 7-5). Gold nuggets, ≤3mm in size, are observed in drill core and underground development mapping, where specks of gold are define narrow linear trends. Visible gold has also been observed to form as isolated specks without a clear trend and are associated with vuggy quartz carbonate veins up to several meters in width (Figure 7-7). Minor primary visible gold has also been recorded in the O’Dwyer’s South areas and at depth below Daley’s Hill

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 7-6 Underground face photo of the P4320 South Footwall Development showing stibnite overgrowth of quartz carbonate veining on the Allwood East Fault.

Figure 7-7: Drill core from hole UDH1221 showing relationship between visible gold (red circles) and vugs (blue circles)

The visible gold has a spatial association with stibnite in fault-related quartz veins; however, the stibnite mineralization does occur without visible gold (Henderson 2014). The rationale for the one-way correlation is likely due to the mineralization occurring in different events, but utilizing the same structurally favorable locations.

Several internal studies have been conducted to better understand different aspects in regards to the nature of visible gold mineralization. These studies include but are not limited to:

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

•

Wall sampling: ICP analyses were conducted on samples taken from an access drive underground (Phoenix 4340) in a zone that was observed to be strongly mineralized with stibnite and visible gold. Desktop studies were then undertaken to test for correlations between visible gold grade and chemical elements that were analyzed for exists. No such correlations were found.

•

Scanning Electron Microscope (SEM): A hand sample of wall rock was analyzed from an access drive underground (Phoenix 4340) using SEM at Monash University. The quartz veining was unusual in that it had a slightly pink coloration to it. SEM analysis concluded it was due to the presence of ankerite and dolomite.

•

Quartz comparison: A study was conducted to assess whether any other element other than gold could be used as a proxy to visible gold, and help define visible gold bearing mineralization . Elements included Pt, Al, As, Ag, Ba, Be, Bi, Ca, Co, Cr, Cu, Fe, K, Mg, Na, Pb, S, Sb, Sn, Ta, Ti, Tl and Zr were analyzed using combinations of fire assay, ICP and aqua regia digest. This study compared quartz that was proximal to visible gold against quartz that was inferred to not be related to visible gold. Findings were inconclusive.

•

Fire assay to completion: the residual sample pulps for two high-grade and one low-grade gold assays, were reanalyzed 20 times using fire assay (25g charge). This was undertaken to assess the repeatability of the original reported assay result. Analyses for the three samples returned assay results that were consistent with the original reported gold assay result.

Framboidal pyrite aggregates (≤50mm in size) and laminations of pyrite (≤20mm widths) are common in the stratigraphic sequence, especially in black shale units. The framboidal pyrite is diagenetic and drill core assaying of this material returns grades <5ppb Au.

Other sulphides present at FGM in small quantities include galena, sphalerite and chalcopyrite, boulangerite (Pb5Sb4S11) and rarer still are tennantite (CuFe12As4S13), tetrahedrite (CuFe12Sb4S13), and bournonite (PbCuSbS3), which have been reported in processing plant sulphide concentrates (McArthur, 2012 and Townend, 2009)

Silver grades are low at Fosterville; usually about one tenth of the gold grade with only ~1% silver commonly in poured gold doré in the early years of sulphide gold operations. However, the silver content in poured doré has gradually increased to the present ~3% silver levels and may be related to the increase with depth of one or more accessory silver minerals, such as tennantite.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

7.4	Controls on Primary Mineralization

At Fosterville primary gold mineralization is structurally controlled and localized by the discordant relationship between bedding and faulting (Figure 7-4). Gold mineralization is more continuous and of higher grades in fault segments where east-dipping beds occur adjacent to west-dipping footwall beds across faulting, such as along the Phoenix Fault (Boucher et al, 2008a), i.e. discordant-concordant structural setting (locally termed oblique/parallel or parallel/oblique). Mineralized shoots are typically 4m to 15m thick, 50m to 150m up/down dip and 300m to 1500m+ down plunge (Figure 7-8). Gold grades are relatively smoothly distributed with both extremely high values and extremely low values uncommon.

There are four geometric bedding-fault relationships present at Fosterville; primarily created through the interaction of west dipping faulting that links across fold closures, from an anticline in the west to a syncline in the east. The four bedding relationships across fault are locally referred to as parallel/parallel, parallel/oblique, oblique/oblique and oblique/parallel structural settings. These are briefly mentioned above in reference to the schematic cross section and further described below:

Parallel/Parallel (P/P) setting is where the bedding in the hangingwall and footwall is parallel (concordant) with faulting, such as where faulting becomes bedded to the west of footwall anticlines and east of a hangingwall syncline. Recent developments have shown that economic mineralization can form in parallel / parallel setting where the stress between slipping beds can form perpendicular stacked vein arrays to the bedding orientation, termed ladder veins. High grade visible gold and stibnite can also form in veins constrained by bedding units giving another mechanism for parallel / parallel mineralization

Parallel/Oblique (P/O) setting is where bedding hangingwall to faulting is parallel but the footwall bedding is at an oblique angle (discordant) to faulting. Parallel/oblique settings occur at Fosterville where a west dipping fault offsets a footwall anticline axial plane. This structural setting is generally well mineralized.

Oblique/Oblique (O/O) setting is where bedding in both the hangingwall and footwall is oblique to faulting. Oblique/oblique settings occur where a west dipping structure passes through east dipping stratigraphy between the hangingwall anticline and footwall syncline axial planes. This structural setting is variably mineralized.

Oblique/Parallel (O/P) setting is where bedding hangingwall to faulting is oblique to faulting and the footwall bedding is parallel. Oblique/parallel settings occur at Fosterville where a west dipping fault offsets a syncline axial plane. This setting is also generally well mineralized.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

South
'B'
North
'A'
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
4,000 mRL
Vulture
Harrier & Osprey
Ellesmere
HARRIER DECLINE
CENTRAL DECLINE
Lower Phoenix
Harrier Drill Drive (As of Dec 31, 2015)
Phoenix
PHOENIX DECLINE
Drill Target Area
Lower Phoenix
Splay
Splay
5,000 mN
6,000 mN
7,000 mN
8,000 mN
9,000 mN
Fosterville Mine Grid
0
500
metres
View looking to West
LEGEND
MINING
Mined Open Pits
Target Trend
Mined Stopes
Mined Development
Reserve Stopes
Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
(Mineral Resources, Reserves and Mining as at December 31, 2015)

Newmarket Gold

Longitudinal Projection of Fosterville Gold Mine

Dec 2015

Figure 7-8 Fosterville Fault Zone Longitudinal Projection showing Resources, Reserves, mining and target areas.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

7.4.1	Fosterville Fault Zone

The Fosterville Fault Area represents a linear trend of gold mineralization within MIN5404 extending from Daley's Hill in the south to Rehe's pit in the north (Figure 7-3). The trend is controlled by fault interplay between the Fosterville Anticline and the Phoenix Syncline, which form a parasitic fold conjugate in the west dipping limb of the regional synclinorium.

Early deformation of the sedimentary packages developed laminated quartz veins proximal to shale packages that were susceptible to accommodation flexural slip. As deformation intensified these preserved shale lamination became nucleation points for brittle fault failure across east dipping bedding. Fault activation was greatest around shale units that contained carbon forming graphitic surfaces to reduce slipping friction forces.

The accommodation of strain between the syncline and anticline provided a fault mesh where there is a complex interplay between east and west dipping faults. From 9000mN to 7500mN, this interplay was largely not recognized due to the short eastern limb length. Over this northing range most of the compressive force was accommodated by large fault offsets of the Fosterville and Phoenix Faults. As exploration continued south, the syncline and anticline appeared to diverge subtly from one another increasing the eastern limb length. Force accommodation between the zones had longer distances to cut across resulting in faulting that has reduced measurable offset.

The result of the reduced offset appears to have an effect on how the east dipping rocks accommodated faulting at depth, with ladder veins systems opening in bedding parallel zones along shale boundaries. Fluids utilizing these pathways were not constrained to one pathway as seen in the Phoenix and Falcon Zones, but use a diverse network including hinges, sedimentary units, east and west dipping faults. There also appears to be an element of fluid pressurization injecting up plunge seeking lower pressure environments.

This fluid pressurization appears to be strongly coincident with the increase of massive quartz, quartz stibnite and visible gold at depth. Quartz zones can be several meters thick and suggest an element of hydraulic fracturing as fluid pressure overcomes lithostastic pressure and injects into zones, which act as a trap. This occurs in the Eagle / Lower Phoenix interaction zone around the Fosterville anticline. The orientation of the zone is strongly influenced by the late stage north south compression that gives the Fosterville Fault Zone orebodies their 20o plunge to the south

Midway along the mineralized trend at approximately 8800mN (Falcon Pit area), a fold culmination (dome) occurs. The culmination causes plunge reversals to both folds and mineralization, and to the north of the culmination, the footwall syncline and mineralization shoots plunge gently to the north. Similarly, south of the culmination, the footwall syncline and mineralization shoots plunge gently to the south.

The Fosterville Fault Zone consists of 9 primary and 8 secondary Mineralization Zones including:

Primary		•	Eagle
		•	East Dippers
•	Phoenix	•	Allwood
•	Falcon	•	Kestrel
•	Harrier
•	Lower Phoenix	Secondary
•	Lower Phoenix Footwall
•	Ellesmere	•	Splays
•	Vulture	•	Raven
•	Osprey	•	Shamrock
•	Robin	•	Griffon

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

7.4.2	Robbin’s Hill Area

Although the Robbin’s Hill area (Figure 7-3) is less intensely explored at depths below 100m, fault-controlled primary gold mineralization exhibits structural and lithological controls similar to the Fosterville Fault Zone. Faults are clearly the primary control on mineralization with lithology providing secondary control. However, the Robbin’s Hill Area is more structurally complex, with multiple small scale offsets of fold closures, creating smaller zones of discordant bedding relationships and stacked lenses of gold mineralization. The mineralized faults generally strike within 20° of north and dip moderately to steeply west.

Rhyolitic dyke associated gold mineralization also occurs in the area, with mineralization mainly within 2m of the dyke contacts. The rhyolitic porphyry dyke bodies have a general north-south trend, are typically subvertically orientated and are observed to often intrude anticlinal axial planes.

Higher grade gold zones are controlled by the intersection of fault controlled mineralization with the dykes.

7.5	Controls on Oxide Mineralization

Minor re-mobilization of gold into the immediately surrounding country rocks has resulted in an approximate 50% increase in the width of mineralization and consequent reduction in gold grade. There is no evidence of a wide spread high-grade supergene zone immediately below the water table.

Other elements have been more significantly affected by weathering processes. Dissolution of sulphur by oxidizing groundwater above the water table has effectively removed all sulphur from the oxide zone. Arsenic has been strongly remobilized over a zone five to ten times the width of mineralization. The greater width of anomalous arsenic values in the oxide zones makes arsenic soil geochemistry a very useful tool for finding exposed gold mineralization.

Geochemical studies (Arne and House, 2009) found evidence of Fe or Mn oxide minerals scavenging Au, As or Sb in the weathered zone and that raw concentrations of Au, As and Sb may be used for defining secondary dispersion (with allowance made for the rock type for Sb).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

8	DEPOSITTYPES

Gold mineralization at Fosterville is relatively homogenous with only one deposit type present. There are minor variations in the host rock type and structural setting. Fosterville-type deposits form a sub-group of orogenic gold deposits that are typified by gold occurring in fine grained arsenopyrite and/or pyrite disseminated in country rocks as a selvage to faults or veins. Fosterville-type deposits and classic vein-hosted deposits are effectively end members with many orogenic gold deposits displaying features of both.

Primary mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are stacked, generally steeply west dipping with reverse movement varying from a few meters to over 150m. In the upper parts the fault system a series of moderately west dipping reverse splay faults occurs in the footwall of the Fosterville Fault. Primary gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in quartz – carbonate veinlet stockwork. The mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and faulting. Mineralized shoots are typically 4m to 15m thick, 50m to 150m up/down dip and 300m to 1,500m+ down plunge. These sulphide bodies are the primary target for exploration activities, especially where there is potential for grades in excess of 3 g/t Au (i.e. above underground cut-off gold grades).

Much less significant is the presence of primary native gold that where observed, is spatially associated with stibnite and quartz. This stibnite-quartz mineralization occurs as a late overprint/replacement of quartz-carbonate within brittle faulting as described above, and is most commonly associated with the Phoenix and Lower Phoenix Footwall and footwall east dipping faults.

Within the oxide zone, there has typically been minor re-mobilization of gold into the immediately surrounding country rocks which has resulted in an approximately 50% increase in the width of mineralization and consequent reduction in gold grade. There is no evidence of a wide spread high-grade supergene zone immediately below the water table. There is no current focus on exploring for additional oxide resources.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

9	EXPLORATION

9.1	Pre-1992 Exploration

Modern exploration commenced at Fosterville during the 1970’s. Apollo International Minerals NL drilled three HQ diamond holes in what is now the Hunts area. Noranda Inc. drilled three HQ diamond holes in the Daley’s Hill area. None of these holes have been included in the drilling database due to uncertainty in their collar locations.

From 1987 to 1991 Bendigo Gold Associates and later Brunswick drilled 488 RC holes and six HQ diamond holes targeting oxide mineralization on the Fosterville Fault and the Robbins Hill area. This program resulted in the development of a heap leach operation which commenced in 1991.

Brunswick also completed a 100m by 20m soil geochemistry grid across the project area and as far west as the Sugarloaf Range. The soil geochemistry was very effective at defining gold mineralization except where alluvial cover exceeded about two meters. Two preliminary IP/resistivity lines were completed with mixed results.

9.2	1992-2001 Exploration

On acquiring the Fosterville Mine Lease in 1992, Perseverance engaged a drilling contractor and started RC drilling for further oxide resources and reserves using a combination of cross over and face sampling hammers.

In late 1994, while continuing to explore for oxide mineralization, Perseverance began to drill for sulphide mineralization on the Fosterville Fault, potentially amenable to open cut mining. This drilling was almost entirely RC using a face sampling hammer with minor diamond drilling for metallurgical and geotechnical purposes and extended from 6000mN to 10700mN. Most of the drilling was completed by 1997 with minor infill drilling continuing to 1999.

Section spacing was either 25m or 20m except in two small zones in the Falcon and Ellesmere areas where 12.5m sections were drilled. This drilling program was generally restricted to within 100m of surface, extending to a vertical depth of 150m below surface in the Central North area, reflecting the perceived limits of open cut mining. The data from this drilling program formed the basis of the 1997 Sulphide Project Feasibility Study which was later updated in 2000 (Perseverance, 1997; 2000).

Two deep diamond holes, SPD7 and SPD8 were also drilled. SPD7 was drilled beneath the Central Ellesmere pit and intersected 53.8m at 1.97 g/t Au (drill hole abandoned in mineralization) from 382m, while SPD8 was drilled to 450m below Central North intersecting only 2.0m at 0.58 g/t Au on a splay fault some 60m to the east of the Fosterville Fault. A 25m by 25m gradient array IP survey was conducted in the Robbins Hill area in 1997. This survey did not conclusively define gold mineralization; however, it was successful in mapping carbonaceous shales and alluvial channels.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

9.3	2001-2008 Exploration

The drilling program on the Fosterville Fault Zone commenced in July 2001 and is ongoing. For the majority of this period, the surface drilling activities were conducted by Silver City Drilling Pty Ltd (drilling contractor) and the underground drilling activities by Deepcore Pty Ltd (drilling contractor). Resource definition holes are usually drilled with RC pre-collars and NQ2 diamond tails. The sectional spacing ranges from 200m to 50m with the vertical spacing of intersections usually 50 metres.

A small number of RC-only holes were drilled where the target was shallow and exploratory. Once definitive targets were defined by this type of drilling, the drilling methods changed to those used for resource definition drilling described above.

The change in drilling methods to largely oriented diamond core, intensive re-mapping of old oxide pits and a change in logging methods to collect detailed grain size data allowing sequence stratigraphic analysis allowed much more detailed and robust geological models. These geological models allowed a better understanding of the controls on gold mineralization which in turn resulted in the better targeting and more efficient use of drilling.

The post-2001 exploration resulted in the discovery and definition of the Phoenix, Wirrawilla and Farley’s deep zones. In addition the Falcon, Ellesmere and Harrier Zones were extended. Modest additions to resources were made at the Daley’s Hill, Sharkey’s and Hunts Deposits.

Two further IP/resistivity surveys were completed in 2001 and 2005. The 2001 survey consisted of four lines of 50m node spacing over the Central Area. This survey was designed to define gold mineralization at depths of between 50m to 250m. The data was inverted to make a model in real space. Anomalies were defined along the Fosterville Fault Zone, but the 50m node spacing meant that the survey resolution was unable to distinguish the carbonaceous shale in the hangingwall of the Fosterville Fault from mineralization in the footwall of the Fosterville Fault. In 2005 another four IP lines were completed across the northern end of the Fosterville Goldfield, covering the Sugarloaf geochemical anomaly, the Fosterville Fault Zone and the Robbin’s Hill Area. This survey defined weak anomalies over the Sugarloaf geochemical anomaly and the strike projection of the Fosterville Fault Zone north of MIN5404.

9.4	2008-2011 Exploration

The drilling programs at Fosterville have essentially been continuous from 2001 to 2011. Most of the surface drilling was conducted by Silver City Drilling Pty Ltd until November 2009 and thereafter by Macquarie Drilling (drilling contractor). Deepcore Pty Ltd has continued to provide all underground diamond drilling services as well as completing diamond holes from surface. Depending on depth to drill target the surface resource definition drilling varies in drilling method from holes with RC pre-collars and NQ2 diamond tails to holes exclusively using diamond drill methods of HQ and/or NQ2 sizes.

The 2008 surface diamond drilling program tested the characteristics and extent of resources of the Wirrawilla (renamed as Harrier UG) and Phoenix resource areas. Thirty six holes totaling 16,253m were completed with 86% completed in Harrier UG area and 14% in the Phoenix area.

The program resulted in the discovery of extensions to three north striking, west dipping areas of gold mineralization within the Harrier UG area: the Osprey; Raptor; and, Harrier Base Fault zones. The zones are situated 1.5km south of the current Phoenix Mineralized Zone and are interpreted to be at a higher stratigraphic level, but down plunge of the Harrier open-pit Mineralized Zone, which was mined in 2007.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The 2009 exploration program consisted of an additional 12,179m of drilling that served as the basis for an underground resource estimate in Harrier using a 3.0 g/t Au lower cut-off.

Additional exploration drilling in 2009 consisted of 6,633m of drilling on Phoenix Extension, 1,051m on other targets on the Fosterville Mine Lease as well as 1,695m in ten holes on the Myrtle Creek Prospect (EL3539) south of the FGM.

IP/resistivity works were conducted that highlighted areas for targeting, as shown in Figure 9-1 and published in the 2015 Technical Report for Fosterville Gold Mine.

The 2010 exploration program consisted of 49,980m of drilling; the majority of which was directed towards the Harrier (47%) and Phoenix (30%) Zones to both extend zones and reduce drill spacing to upgrade the confidence in the resources prior to reserve studies. The balance of the exploration was directed to other targets on the Mine Lease and a small amount of drilling was undertaken on the exploration tenements surrounding the Mine Lease.

The 2011 exploration program consisted of 17,032m of drilling directed towards thirteen different target areas on the Mining Lease, some of which are push backs on existing open pits and others are underground mining target areas.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

960,000 mN
950,000 mN
940,000 mN
920,000 mN
910,000 mN
260,000 mE
270,000 mE
280,000 mE
290,000 mE
300,000 mE
Mayreef
Northern Area
MIDLAND HIGHWAY
Goornong South
2010 Goornong South
2005 MIMDAS IP
MIN5400
2010 O'Dwyer's Sth
2010 E-W Traverse
O'Donnell's
EL4937
Sugarloaf
2010 Sugarloaf
Harrier UG Far South
Mills/Hallanan
Russell's Reef
Whitelaw Fault
Heathcote Fault
Redesdale Fault
Bendigo
EL3539
EL3539
Myrtle Creek
Legend
Mining Lease
Exploration Licence
Prospecting Area
Prospecting Region
Structure
Major Fault
Fault
Interpreted Fault
MGA 94 ZONE 55
BENDIGO
MAP AREA
MELBOURNE
N
PROSPECTS, MAJOR STRUCTURE & IP SURVEY LOCATION
0
0.5
1
kilometres
Newmarket Gold
Dec 2015

Figure 9-1 Plan of IP areas and Prospects surrounding Fosterville Gold Mine.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

9.5	2012 to present Exploration

2012 Exploration

During 2012, exploration drilling of 13,741m at Fosterville was focused upon four main target areas within the Mining Lease: the Robbin's Hill and Falcon North areas (drilled from surface) and southern extensions of the Harrier and Phoenix Mineralized Zones (both drilled from underground platforms)

Drill results at Falcon North were disappointing, but positive results were returned for drilling beneath historical oxide pits at Robbin's Hill and O'Dwyer's South (the O'Dwyer's South pit was subsequently deepened in 2012). Underground extension drilling 100m south of the Harrier UG resource was successful in intersecting several moderate grade gold intercepts, sufficient for follow up drilling in 2013.

Phoenix Extension drilling, 100m south along strike (down plunge) from the Phoenix resource intersected significant gold mineralization over a 60-metre down dip length and is associated with the Phoenix Fault recognized another 100m south in previous drilling where it is also strongly mineralized. In total there are five significant Phoenix drill intercepts (greater than 30 gram-meters) recorded for this area (6500mN to 6750N) and collectively outline a 250 metre strike length with substantial down-plunge exploration potential.

2013 Exploration

In 2013 exploration drilling (14,925m) focused on several extension drilling programs, including along strike (down plunge) programs on Harrier UG, Phoenix and Lower Phoenix Zones. The Lower Phoenix target was also tested to the north along strike (up plunge) for gold potential.

At Harrier UG a section of drilling (4850N) tested 100m south of existing drill data, and although the program was successful in identifying moderate to high-gold grades the width of intercepts is generally less than 3m and further drilling is not planned south of 4850N to target Harrier gold mineralization.

Progressive drilling and geological modeling of the Phoenix Fault System in 2013 confirmed the presence of two favorable structural zones (Phoenix and Lower Phoenix) below the 4500mRL, which host significant gold mineralization. Both the Phoenix and Lower Phoenix Zones are proximal to fold axial plane offsets along the Phoenix Fault System. In total there were approximately 55 drill intercepts that record >30 gram-meter values for the Phoenix and Lower Phoenix target areas.

Definition drilling into the Phoenix structure during 2013 also reaffirmed mineralization continuity of the known Mineral Resources in this area. However, drilling is absent on the Phoenix structure south of 6500mN for a distance of 450 meters in strike length

2014 Exploration

In 2014 exploration diamond drilling at Fosterville saw 138 drill holes completed for a total of 31,550.4 meters. The drilling programs continued to focus on the Lower Phoenix and Phoenix targets with 14 holes reporting high-grade gold intercepts. The results of the 2014 drilling were fully reported on February 2, 2015 in a Crocodile Gold News Release.

The holes drilled in 2014 establish the continuation of gold mineralization down-plunge and identified multiple mineralized faults below the Phoenix and Lower Phoenix Faults. Drill results for three mineralized faults, namely the Lower Phoenix Footwall, East Dipping and Kestrel Faults, have the potential to extend Mineral Resources along strike.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2015 Exploration

Exploration activities in 2015 were focused on near-mine targets to replace reserves by extending known ore shoots. Exploration ventures continue to strive to locate and define new ore shoots of economic gold mineralization within close proximity to current underground workings and future open pit projects.

Exploration diamond drilling during 2015 consisted of 196 holes that totaled 42,700m, and was focused upon five main target areas within the Mining Lease: southern and northern extensions of the Lower Phoenix and Fosterville Splays (drilled from surface and underground), the southern extensions of the Lower Phoenix Footwall, Phoenix, Eagle and Kestrel Fault systems.

Key Intercepts of the 2015 drilling include:

Eagle Fault intercepts (Figure 9-2):

➢	386 g/t Au over 9.15m (ETW 3.35m) in hole UDH1238 (1)

•	Including 5,283 g/t Au over 0.6m

➢	268 g/t Au over 7.85m (ETW 2.77m) in hole UDH1255(1)

•	Including 5,276 g/t Au over 0.35m

➢	16.38 g/t Au over 18m (ETW 16.56m) in hole UDH1364(1)

•	Including 145.3 g/t Au over 0.95m

➢	100 g/t Au over 2.8m (ETW 2.64m) in hole UDH1390(1)

•	Including 266 g/t Au over 0.6m

➢	161 g/t Au over 7.35m (ETW 4.94m) in hole UDH1481(1)

•	Including 499 g/t Au over 2.25m

East Dipping Fault intercepts, which confirm high-grade gold mineralization on east dipping structures (Figure 9-3):

➢	34.47 g/t Au over 5.10m (ETW 4.09m) in hole UDH1294(1)

•	Including 158 g/t Au over 0.95m

➢	15.84 g/t Au over 5.2m (ETW 4.86m) in hole UDH1374(1)

•	Including 1,321 g/t Au over 0.35m

➢	45.47 g/t Au over 14.95m (ETW 13.5m) in hole UDH1408(1)

•	Including 1,321 g/t Au over 0.35m

➢	645 g/t Au over 3.5m (ETW 3.41m) in hole UDH1456(1)

•	Including 7,368 g/t Au over 0.3m

Kestrel Structure intercepts (Figure 9-4 & Figure 9-5):

➢	6.16 g/t Au over 11.05m (ETW 5.12m) in hole UDH1122
➢	7.27 g/t Au over 6.1m (ETW 6.04m) in hole UDH1372
➢	9.77 g/t Au over 4.55m (ETW 3.95m) in hole UDH1406

Lower Phoenix Fault intercepts (Figure 9-6):

➢	6.68 g/t Au over 5.4m (ETW 4.5m) in hole UDH1433 and;

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

➢	16.53 g/t Au over 4.5m (ETW 3.99m) in hole UDH1444

Lower Phoenix Footwall Fault intercepts (Figure 9-6):

➢	77.87 g/t Au over 6.30m (ETW 4.33m) in hole UDH1219A(1)

•	Including 332 g/t Au over 0.27m

➢	7.25 g/t Au over 12.50m (ETW 7.63m) in hole UDH1240
➢	159 g/t Au over 7.55m (ETW 4.09m) in hole UDH1365(1)

•	Including 1,290 g/t Au over 0.46m)

➢	5.94 g/t Au over 7.4m (ETW 6.48m) in hole UDH1366

Phoenix Fault intercepts (Figure 9-6):

➢	7.49 g/t Au over 5.05m (ETW 4.59m) in hole UDH1016
➢	7.91 g/t Au over 6.9m (ETW 5.07m) in the hole UDH1303
➢	7.65 g/t Au over 4.6m (ETW 4.13m) in hole UDH1439

Notes:

(1)     Visible gold present in drill intercept ETW - Estimated true width

TechnicalReportDecember2015	NewmarketGoldFostervilleGoldMine

South
North
4,500 mRL
4,000 mRL
6,500 mN
7,000 mN
UDH1238
385(3.4)[incl.5,283(0.22)]
UDH1255
268(2.8) [incl.5,276(0.12)]
UDH1473
32.4(5.86)
UDH1177
15.4(3.8)
UDH1364
16.4(16.6)
UDH1357
11.1(2.7)
UDH1390
100 (2.6)
UDH1366
7.8(4.27)
UDH1245
7.3(4.52)
UDH1321
17.7(3.7)
UDH1332
UDH1358
16.2(2.9)
UDH1169
12.8(8.48)
UDH1201
7.4(5.6)
UDH1216
42.9(3.7)
UDH1288
8.9(3.5)
UDH1408
9.8(5.1) & 12.1(3.2)
UDH1179
11.1(4.9)
UDH1256
9.7(5.7)
UDH1240A
9.1(5.5)
UDH1290
17.1(4.45)
UDH1478A
120(0.9)
UDH1481
160(4.9)
UDH1416
32.0(6.14)
UDH1341
5.3(5.9)
UDH1496
75.4(4.4)
UDH1267
24.5(2.5)
UDH1375
9.0 (4.0)
UDH1451
168(1.1)
UDH1240A
73.2(7.8)
UDH1455
25.1(1.79)
VIEW LOOKING TO WEST
0 100
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources, Reserves and Mining as at December 31, 2015)
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
MINERALIZATION
TARGET AREAS
Trend
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
Newmarket Gold

Longitudinal Projection of Eagle Mineralization, Fosterville Gold Mine

December 2015

Figure9-2 Longitudinal Projection of Eagle Fault Mineralization

South
North
4,500 mRL
4,000 mRL
UDH1374
15.8 (4.9)
UDH1366
7.8(8.3)
UDH1244
5.7(8.0)
UDH1386
38.5 (1.0)
UDH1472
1.9(0.8)
UDH1474
117.5(1.2)
UDH1406
16.4(12.2)
UDH1286
10.3(3.3)
UDH1407
5.7(5.6)
UDH1408
45.5(13.5)
UDH1410
5.4(13.2)
UDH1457
7.7(8.4)
UDH1341
73.8(0.7)
UDH1434
15.2(2.3)
UDH1298
245.6(0.8)
UDH1450
168.7(2.6)
UDH1321
141.1(4.6)
UDH1365
339.1(3.0)
UDH1299
17.1(4.0)
UDH1299
45.6(1.4)
UDH1218
15.5(7.3)
UDH1456
644.7(3.4)
UDH1219A
17.3(1.9)
UDH1285
8.7(7.4)
UDH1489
19.2(1.8)
UDH1294
34.5(4.1)
View looking to west
Fosterville Mine Grid
metres
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources, Reserves and Mining as at December 31, 2015)
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
MINERALIZATION
East Dipping
TARGET AREAS
Trend
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
Newmarket Gold

Longitudinal Projection of East Dipping Mineralization, Fosterville Gold Mine

Dec 2015

Figure9-3 Longitudinal Projection of East Dipping Mineralization

Page54

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

South
North
UDH1372
7.3(6.0)
UDH1406
9.8(3.9)
4,500 mRL
4,000 mRL
CENTRAL DECLINE
PHOENIX DECLINE
Phoenix
UDH1122
(5.1@6.2)
>5 Gram-Metre
Label display
(VIEW LOOKING TO WEST)
0
100
metres
Fosterville Mine Grid
LEGEND
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources and Reserves as at December 31 2015)
TARGET AREAS
Kestrel Mineralization
Target Trend
GEOLOGICAL STRUCTURE
Kestrel
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres)
Hole Name
True Width (m) @ Grade (g/t Au)
(Visible Gold highlighted in yellow)
(*Gram-Metre = True Width x Gold Grade)
Newmarket Gold

Longitudinal Projection of Kestrel Mineralization, Fosterville Gold Mine

Dec 2015

Figure9-4 Longitudinal Projection of Kestrel Structure Mineralization (>5 gram-metreAu)

South
North
4,500 mRL
6,500 mN
7,000 mN
CENTRAL DECLINE
PHOENIX DECLINE
Phoenix
4,000 mRL
<5 Gram-Metre
Label display
(VIEW LOOKING TO WEST)
0
100
metres
Fosterville Mine Grid
LEGEND
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources and Reserves as at December 31 2015)
TARGET AREAS
Kestrel Mineralization
Target Trend
GEOLOGICAL STRUCTURE
Kestrel
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres)
Hole Name
True Width (m) @ Grade (g/t Au)
(Visible Gold highlighted in yellow)
(*Gram-Metre = True Width x Gold Grade)

Newmarket Gold

Longitudinal Projection of Kestrel Mineralization, Fosterville Gold Mine

Dec 2015

Figure9-5 Longitudinal Projection of Kestrel Structure Mineralization (<5 gram-metreAu)

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

South
North
4,500 mRL
4,000 mRL
6,500 mN
7,000 mN
UDH1016
13.3(201)
UDH1219A
77.9(4.3)
UDH1444
16.5(4.0)
UDH1433
6.7(4.5)
UDH1303
7.9(5.1)
UDH1222
352(0.4)
UDH1439
7.7(4.1)
UDH1365
159(4.1)
UDH1314
6.0(5.5)
UDH1240
7.2(7.6)
UDH1366
5.9(6.5)
VIEW LOOKING TO WEST
0
100
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
GEOLOGICAL STRUCTURE
Lower Phoenix Footwall
Lower Phoenix
Phoenix
Target Trend
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
(Mineral Resources, Reserves and Mining as at December 31, 2015)
Newmarket Gold
Dec 2015

Figure 9-6 Longitudinal Projection of Phoenix, Lower Phoenix & Lower Phoenix Footwall Mineralization

Page56

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

2016 Exploration

The proposed exploration activities in the current year are focused on near-mine targets and extending currently known resources within MIN5404. However, in subsequent years, exploration is planned for target areas away from the Fosterville Mine Lease within the north-south extensive EL3539. The intent of the exploration is to replace reserves at Fosterville by extending presently known ore shoots, but to also locate and define new centers of economic gold mineralization applicable to open pit or underground extraction. Near mine exploration activities for 2016 include:

Northern Lower Phoenix (7850mN & 8050mN)

Collectively these two programs target the up-plunge extension of the Lower Phoenix gold system and will also support the gold results that exist for the northings 8200mN and 7700mN. Initial interpretations of the7700mN and 8200mN drill sections indicate that gold mineralization may continue between them. Gold mineralization present on 8200mN includes 4.7 g/t Au over 7.9m in hole UDE090 and 6.5 g/t Au over 6.0m in hole UDE091 and on the 7700mN section includes 3.2 g/t Au over 6.5m in hole SPD609A and 2.2 g/t Au over 5.3m in hole SPD609.

The 7850mN and 8050mN will commence in 2016. The total meterage planned for these programs, inclusive of Fosterville Splays targets on the same sections is 6,955m for a total cost of AUD $1.95M.

Southern Lower Phoenix & Lower Phoenix Footwall (6200mN)

This program commenced in 2015 and will carry into 2016. It targets the down-plunge extension of the Lower Phoenix gold system, 200m south of existing mineral resources, and 370m south of existing mineral reserves. No drilling exists south of the 6400mN that tests the Lower Phoenix gold system. The 6200mN program will provide an increased understanding of the continuity of the Southern Lower Phoenix gold system, and provide guidance on future resource definition drilling and mine development planning. The total planned meters to complete this program in 2016 is 435m for a total cost of AUD $0.1M.

Phoenix, Lower Phoenix, Lower Phoenix Footwall (5450mN)

This program will provide geological knowledge to the south of the Lower Phoenix gold system. The 5450mN underground diamond drill program targets approximately 1000m down plunge of the Phoenix and Lower Phoenix gold systems. An understanding of the position of the syncline and anticline will also provide valuable structural information necessary for future exploration targeting. As part of this program, capital development is required to provide an ideal drill platform. This development commenced late in 2015 and is anticipated to be completed by mid-2016. Preliminary designs for the underground diamond drill program consist of three parent holes with eight daughter holes totaling 6,610m and will cost approximately AUD $1.3M. Gold results and structural observations from the Southern Lower Phoenix drilling (6200mN) that commenced in 2015 will also guide drill hole planning.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

9.6	Future Exploration Targets in EL3539

9.6.1	Goornong South

The Goornong South Prospect is located approximately 4km north of the Fosterville Mine Lease, where Fosterville style gold mineralization occurs beneath transported cover on privately owned land. The gold prospect was discovered by Perseverance during regional exploration in the mid 1990's. PSV identified a 1.3km long anomalous zone of gold mineralization and systematically drilled the anomaly between 1995 and 1999 for its open pit potential. The drilling comprises 71 RC holes (totaling 4,482m) and one diamond hole (69m) with a further eight aircore holes (293m) drilled for ground water monitoring purposes.

Perseverance subsequently reported a Historic Resource in their 1999 Annual Report as shown in Table 9-1. However, Newmarket Gold is not treating the Historical Resource as a current mineral resource as a QP has not done sufficient work to classify the Historic Resource, or comment on the reliability of the estimate.

Table 9-1 Historic Resource of the Goornong South Prospect Perserverance (1999)

Historical Mineral Resource (PSV 1999) - Goornong South Prospect
Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)
Oxide	216	1.3	9,300	535	1.3	23,100	32	1.6	1,700

Sulphide (High Grade)	7	1.7	400	46	1.6	2,400	373	1.5	18,200
Sulphide (Low Grade)	3	0.7	100	11	0.7	300	140	0.8	3,700
Total Sulphide	10	1.4	500	57	1.4	2,700	513	1.3	21,800

Total Oxide & Sulphide	226	1.3	9,800	592	1.4	25,800	545	1.3	23,500

Notes:
•	Historical Resource as reported in Perseverance Annual Report 1999.
•	Newmarket Gold is not treating the historical estimate as a current mineral resource as a QP has not done sufficient work to classify the historical estimate or comment the reliability of the estimate.
•	Reporting lower cut-off gold grades used are ≥0.5g/t Au for oxide, 0.5-1.0 g/t Au for sulphide low-grade and >1.0 g/t Au for sulphide high- grade.
•	Bulk Density values set to 1.8t/m³ for clay, 2.4t/m³ for oxide and 2.8t/m³ for sulphide materials.
•	Resource block grades estimated by Ordinary Kriging of 50m spaced drill sections.
•	Mineral Resources have been rounded to 1,000 tonnes, 0.1 g/t Au and 100 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In 2010 Northgate reviewed the Goornong South area for its potential to host gold mineralization amenable to underground mine extraction. The initial exploration saw completion of two lines of ground IP/resistivity survey (Figure 9-1) to the south of the prospect in order to identify chargeability anomalies along strike from the sulphide mineralization at Goornong South. Chargeability anomalies were encountered on both IP lines and a five diamond drillhole program (totaling 1,532m) was duly completed.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The 2010 diamond drilling program was undertaken from the roadside and spans about a 750m north-south trend. The program was unfortunately cut short owing to fiscal constraints at that time and the IP anomalies were not drill tested. However, of the five holes drilled, three returned assay intercepts averaging greater than 2.5 g/t Au and the strike length of the prospect has been extended southwards a further 300m.

Structural measurements of the available drill core indicate that the folding of the Ordovician turbidites plunges southwards at <20° and it is inferred that gold mineralization will also have this plunge analogous to structural controls of mineralization at Fosterville.

Newmarket Gold recommends a review of the Goornong South prospect as a potential underground Fosterville-style gold occurrence.

9.6.2	Hallanan's

The Hallanan's Prospect area, located 1 km south of the Fosterville Mine Lease, was explored for oxide gold by Perseverance between 1994 and 1998. During this period Perseverance completed 104 RC drill holes (totaling 6,245m with an average drill hole length of 60m), two diamond holes (109m) and 11 monitoring bores (354m). Gold mineralization was identified in drill intercepts over a 750m north-south trend and at the end of drilling a Historic Resource was estimated and reported by Perseverance in their 1999 Annual Report as shown in the following table (Table 9-2). However, Newmarket Gold is not treating the Historic Resource as a current mineral resource as a QP has not done sufficient work to classify the Historic Resource, or comment the reliability of the estimate

Table 9-2 Historical (1999) Perseverance Mineral Resource of Hallanan's Prospect

Historical Mineral Resource (PSV 1999) - Hallanan's Prospect
Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (Oz)
Oxide	281	1.4	12,900	169	1.4	7,600	41	1.2	1,600
			-			-			-
Sulphide (High Grade)	89	1.5	4,400	240	1.5	11,500	521	1.7	28,600
Sulphide (Low Grade)	35	0.8	900	66	0.8	1,600	124	0.8	3,000
Total Sulphide	124	1.3	5,200	306	1.3	13,100	645	1.5	31,700
			-			-			-
Total Oxide & Sulphide	405	1.4	18,100	475	1.4	20,700	686	1.5	33,300

Notes:
•	Historic Resource as reported in Perseverance Annual Report 1999
•

Newmarket Gold is not treating the historical estimate as a current mineral resource as a QP has not done sufficient work to classify the historical estimate or comment the reliability of the estimate.

•	Reporting Lower cut-off gold grades used are ≥0.5 g/t Au for oxide, 0.5-1.0 g/t Au for sulphide low-grade and >1.0g/t Au for sulphide high-grade.
•	Bulk Density values of 1.8t/m³ for clay, 2.4t/m³ for oxide and 2.8t/m³ for sulphide materials.
•	Resource block grades estimated by Ordinary Kriging of 25 & 50 m spaced drill sections.
•	Mineral Resources have been rounded to 1,000 tonnes, 0.1 g/t Au and 100 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

No exploration activity has been undertaken on the Hallanan's Prospect since 1999 and during the intervening period to 2012 much has been learnt about structural controls of Fosterville-style gold mineralization at the nearby Mine Lease. Diamond drill core is virtually absent from the Hallanan's Prospect, and this coupled with an absence of any deep drilling, with RC drilling only averaging 60m in depth, the prospect is viewed by Newmarket Gold as being under explored for underground gold targets. The area is to be reviewed for drill testing in the future.

9.6.3	Harrier UG Far South

The Harrier UG Far South Prospect is conceptual in nature being the along strike/down plunge extension of the Harrier UG resource located in the southern portion of the Fosterville Mine Lease. Underground diamond drilling at Harrier South (4850mN, Mine Grid) was completed in 2013 from within EL3539. This drilling is to be reviewed in conjunction with the ongoing 2014 Harrier UG resource and reserve studies. The outcome will provide guidance/ support to future surface based diamond drilling at the Harrier UG Far South area.

9.6.4	May Reef

The May Reef Prospect is located in the north-eastern portion of EL3539, some 15 km north of the Fosterville Mine Lease. Several minor historic shafts (early 1900's) occur in the area including the May Reef shaft which is the namesake of the prospect. Shallow RAB drilling with follow up RC (8) drilling in the area through the unconsolidated gravel and clays to Ordovician turbidite bedrock identified gold and arsenic anomalism 100m west of the historical workings. The RC drilling in 1998 returned only one significant intersection (MR4: 10m @ 1.01 g/t Au from 42m incl. 2m @ 3.71 g/t Au). However, the context of the drill intercept is unclear and a review of the prospect is recommended.

9.6.5	Myrtle Creek

The Myrtle Creek prospect is located in the southern part of EL3539 on private land, 24km south of the Fosterville Mine Lease. The prospect is 4km northeast of, the 370Ma, Harcourt Batholith where rocks on the prospect comprise 440Ma Lower Ordovician Lancefieldian sediments, dominated by sandstone and quartzite, of the Castlemaine Supergroup. The sediments are tightly folded on an axis trending NNW, similar to that of other Bendigonian sediments east of the Whitelaw Fault. The sandstone-dominated sequence has been intruded by a granitic stock that measures 250 m by 200 m at surface, and by several quartz porphyry dykes up to 1.5 m wide, both of which may be related to the Upper Devonian Harcourt Granodiorite.

Gold was first discovered in the Myrtle Creek area in 1858 and sporadic mining for alluvial and quartz reef gold occurred up until the 1930's. Production from the goldfield is not well recorded, but James (2005) reported quartz reefs grading 1-2oz Au per ton. Modern exploration in the general Myrtle Creek area has occurred since 1974 by companies such as Noranda Australia (rock chip sampling, geological mapping, soil geochemistry (Au, Cu)), Ghana Gold (structural interpretation of aerial photography) and BHP (stream sediments and follow up soil surveys). Perseverance explored the area from the mid 1990's to 2006, completing regional stream sediment, rock chip and soil sampling, geological mapping and petrographic work on rock samples. Northgate explored the area between 2008 and 2009, undertaking additional surface sampling in the northern area of historical workings, but the results were disappointing with the overall tenor of gold-in-soil much lower than observed elsewhere on the prospect.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

In 2009 Northgate drilled 10 diamond holes (totaling 1,695m) at Myrtle Creek to test a number of proposed mineralization settings including intrusion-related, fold-fault related, dyke-related and disseminated styles. Much of the drilling was centered about a 600m long by x 200m wide NW trending Au-Mo soil geochemical anomaly centered on the granite stock (Quartz Hill). The drilling, reported by Dean (2010), gained financial support of a drilling grant from the Rediscover Victoria Strategic Drilling Initiative.

Two of the holes returned significant intersections of gold mineralization are reported and interpreted to be from the NE trending New Amelia Mine Shear; Down hole widths of 10.9m @ 2.0g/t Au from 0.9m (incl. 6.0m @ 3.1 g/t Au from 4.0m) in hole MCD004 and 8.0m @ 1.9 g/t Au from 84.0m (incl. 2.0m @ 5.2 g/t Au from 88.0m) in hole MCD006.

Anomalous gold (7.61 g/t Au peak) and molybdenum (2,882 ppm) were encountered throughout much of the prospect, particularly in proximity to the granite. Visible gold was observed twice within sheeted quartz veins and there appears to be a strong intrusion-related Au-Mo-As correlation. A significant nugget-effect may be present given the presence of coarse gold and frequent highly anomalous As/Mo results without corresponding elevated Au.

The drilling at Myrtle Creek indicates that gold occurs in structurally controlled shears and is not disseminated widely through the wall rock. This fact caused Northgate to suspend exploration on the prospect. However, the drill intercepts on the New Amelia Shear remain untested along strike and down dip and this prospect is to be further reviewed by Newmarket Gold in the future.

9.6.6	Northern Area

The EL3539 Northern Area refers to the region north of the Goornong Township to the northern extents of the Exploration Licence. Previous exploration within the Northern Block was initially limited to BHP/Homestake exploration for northern extensions of the Fosterville and O’Dwyer's Faults. However, in the 1990's PSV carried out an extensive program of roadside geochemical sampling from which sporadic gold anomalies were defined and followed up by infill RAB and shallow RC drilling (an example of this being May Reef – best intersection of 2.0m @ 3.7 g/t Au).

The existing geochemical dataset, although widespread, does not presently cover the eastern portion of EL3539 where the area is now considered prospective for gold owing to its position in relation to the Redesdale Fault corridor.

The existence of the Redesdale Fault was first proposed in late 2009 by the Geological Survey of Victoria and is supported by the 2006 State seismic transect (which passes north of EL3539), geological mapping near Redesdale and interpretation of State and Northgate gravity data. The interpretation importantly defined a number of gravity highs within the Redesdale Fault corridor, corresponding with known areas of gold mineralization including the Fosterville and O’Dwyer's Fault Systems. This identified relationship is the basis for proposing future RAB drilling between the Goornong South and May Reef Prospects where similar, but less well-defined gravity anomalies are present.

9.6.7	Redesdale Fault Corridor

The current understanding of the underlying structural architecture in the Fosterville region provides opportunities for renewed greenfields exploration activity in relation to regional gold prospectivity. For instance there are a number of faults interpreted and mapped in the region that appear to have similar trends as the Fosterville Fault and abut the west side (hangingwall) of the Redesdale Fault. Examples within Newmarket Gold tenements include the Sugarloaf, O'Dwyer's and Drummartin Faults as well as other faults interpreted north of MIN5404 from Goornong South through the Northern Area to the May Reef gold occurrence.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Newmarket Gold will use the existing geophysical (airborne magnetics and radiometrics, gravity, ground IP), drilling and surface geochemical datasets to support renewed gold focused exploration activity in the Fosterville region.

9.6.8	Russell's Reef

The Russell's Reef Prospect is located within EL3539, approximately 2.4km south of the Fosterville Mine Lease. See Figure 9-1. The prospect is based on shallow historical shafts and pits spread over about a 250m north-south extent. Recorded historical production in the area totals 417 ounces from the 1897-1900 period of mining.

The area has been subjected to several lines of soil sampling, and several programs of shallow RC drilling (50 holes averaging 31m depth) undertaken over a protracted period from 1976 to 1989. Perseverance subsequently drilled nine diamond holes in 2006 to test for Fosterville style sulphide hosted gold mineralization. Three of the nine diamond holes returned drill intercepts averaging above 3.0 g/t Au.

These included:

•	RRD006:

➢	4.0m @ 6.1 g/t Au from 48.0m (incl. 2.0m @ 9.4 g/t Au from 49.0m)

•	RRD005:

➢	10.4m @ 2.2 g/t Au from 57.8m,
➢	(incl. 4.3m @ 2.9 g/t Au from 57.8 and 2.3m @ 3.1 g/t Au from 65.9m)

•	RRD007:

➢	10.7m @ 3.1 g/t Au from 141.5m,
➢	(incl. 0.9m @ 7.5 g/t Au from 147.1m and1.4m @ 12.3 g/t Au from 150.8m)

Owing to Perseverance's drilling being heavily focused on exploration targets within the Fosterville Mine Lease, no follow up diamond drilling was undertaken at Russell's Reef.

9.6.9	Sugarloaf Range

The Sugarloaf Prospect area encompasses the entire length of the Sugarloaf Range, a ridge of steeply-dipping sandstone and quartzite located immediately west and south-west of the Fosterville Mine Lease. The prospect area is mostly within the Sugarloaf Nature Conservation Reserve.

A compilation and interpretation of available drilling and geochemical data in conjunction with interpretation of FGM’s airborne geophysical data (acquired in 2008) and consideration of Geoscience Victoria’s (GSV) Redesdale Fault Model indicates potential for Fosterville-style gold mineralization within the prospect area.

Exploration data in the area includes surface geochemistry, RC drilling, airborne magnetics and radiometrics and ground IP. However, it should be noted that historical (1989-1991) drilling of 36 RC holes (totaling 1,164m) in the area averages only 32m in depth and diamond drilling is absent.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Ground IP data, collected in 2010, maps resistive chargeability anomalies beneath the Sugarloaf Range and between the range and the Fosterville Fault. In addition to this an airborne radiometric K/Th ratio anomaly in the southern part of the prospect may represent an alteration halo proximal to faulting. The K/Th ratio anomaly also has a coincidental and similar trend to the Sugarloaf Fault IP chargeability anomaly. The chargeability anomaly could be caused by the presence of subsurface black shale stratigraphy and/or sulphides.

Newmarket Gold will review the prospect with the intent of undertaking ground exploration at the prospect in the future.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

10	DRILLING

10.1	Pre-1992 Drilling

Section 9.1 described the work undertaken from the commencement of modern exploration in the 1970’s through to 1992.

10.2	1992-2001 Drilling

On acquiring the Fosterville Mine Lease in 1992, Perseverance (through a drilling contractor) started RC drilling for further oxide resources and reserves using a combination of cross over and face sampling hammers. These holes used the CN, CEL, CEN, DH and HAR prefixes.

In late 1994, while continuing to explore for oxide mineralization, Perseverance began to drill for sulphide mineralization on the Fosterville Fault potentially amenable to open cut mining. The 1997 Feasibility Study drilling was almost entirely RC with minor diamond drilling for metallurgical and geotechnical purposes and extended from 6000mN to 10700mN. Most of the drilling was completed by 1997 with minor infill drilling continuing to 1999. Holes from this program have the SP (sulphide project), CN, CEL (D), CEN (D), GT or HAR (D) prefixes, the ‘D’ denoting holes with a diamond tail (Table 10-1 and Table 10-2).

All the RC drill holes used face sample hammers. After 1996, if the sample was unable to be kept dry the hole was finished with an NQ2 diamond tail.

Open hole downhole surveys were completed on all drill holes at 30m intervals except for a small number of holes which collapsed before a survey instrument could be lowered down the hole. The vast majority of holes were drilled from the west towards the east, generally intersecting mineralization at 50-80°. Most sections include at least one hole drilled towards the west as a check on the geological interpretation.

The Fosterville Mine Surveyor used a Total Station Instrument to run a complete digital survey of the topography for any areas where drilling and later resource evaluation was planned to take place. Spot heights were measured at suitable intervals where easting, northing and RL are noted. Closer spaced measurements were taken around noticeable highs and lows in the topography. These spot heights were then triangulated using Minsurv software to construct a Digital Terrain Model (DTM). This DTM was used in all resource/reserve estimates at Fosterville. The spot heights were measured to an accuracy of ± 1.0cm at spacing of approximately 2m.

10.3	2001-2014 Drilling

The current drilling program largely on the Fosterville Fault Zone commenced in July 2001 and is ongoing. For the majority of this period, the surface drilling activities were conducted by Silver City Drilling Pty Ltd (drilling contractor), Macquarie Drilling Pty Ltd (drilling contractor) and Deepcore Pty Ltd (drilling contractor) since December 2009. All underground diamond drilling has and is being conducted by Deepcore Pty Ltd.

The SPD holes were drilled with RC pre-collars and NQ2 diamond tails. The diamond tails commenced at least 20 metres before the Fosterville Fault so that all mineralization was intersected by the diamond tail.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The RC pre-collars were generally 150m to 200m deep and the diamond drilling was double tube wireline drilling. In addition, navi or wedge drilling is undertaken from parent holes where holes depths are great, and since 2008 many of SPD prefixed holes were drilled using diamond drilling exclusively, HQ collars with NQ2 tails.

Collar locations are surveyed using the same technique as prior to 2001 (see Section 10.2 above).

The direction of the RC pre-collars was controlled to some degree by the use of a stabilizer rod, the relative size of the bit compared to the rods and by the weight on the hammer. Drill holes shallower than 70° tended to lift. Drill holes steeper than 75° tended to drop. With experience, deviation in the pre-collar was restricted to less than 1° in 10m. Navigational drilling was occasionally used to keep holes on target where the RC pre-collar deviated significantly. Down hole surveys were carried out using a single shot Eastman camera at 25m intervals in the pre-collars (every 50m inside the rods as the hole was drilled and the intervening 25m intervals open hole after the pre-collar was completed) and at 30m intervals in the diamond tails. As a check on the validity of the single shot surveys six holes were surveyed at 6m intervals using an EMS (electronic multi-shot) tool. Since 2010 holes greater than 130m have been surveyed at 6m utilizing the EMS tool on hole completion.

The drill hole traces are currently calculated using the ‘semi tangent’ de-surveying algorithm on 10m intervals in MineSight software. This method is suitable for deeper RC holes, which have more than two downhole surveys. The ‘fit-spine’ algorithm was previously used because it dealt well with RC holes that have only one or two surveys near the top of the hole and also because this algorithm was used historically at Fosterville.

The NQ2 diamond core has generally been drilled using either 6m core barrels for surface drill rigs or 3m core barrels for underground drill rigs. Core orientation is attempted with each 3m run predominantly utilizing an Ace Core Tool. Only 5% of structural measurements recorded in the Fosterville database are provided by orientation tools with 82% taken from an inferred reference plane (regional cleavage). 13% of structural measurements are un-oriented.

Sieved chips from the RC pre-collars were logged in two metre intervals for lithology, weathering, alteration, % quartz, color and recovery. The information was entered directly in the field into a hand held computer (IPAQ) and uploaded to the database. The uploading procedure has built in checks to prevent interval overlap, range checking etc. After uploading the entire log is printed for hand plotting and as a hard copy record. Since 2008 geological information has been entered into laptops running acQuireTM Offline logging software, which supports increased validation options prior to uploading into the SQL Fosterville geology database.

The diamond core is transported to the core shed where the core is washed, oriented, geologically logged, recovery and RQD measured, marked up for sampling, digitally photographed, sampled and dispatched. Geotechnical logging occurs on an as needs basis, but is completed for each resource definition drill hole. The remaining core is stored on site either in the core farm behind the core shed or at a storage facility at the backfilled portion of the Falcon pit. The geological logging involves direct digital recording of observations on sediment grain size, lithology, planar and linear structural observations (as alpha, beta and gamma measurements), mineralization, alteration and quartz veining and identification of sample locations. When logging is complete it is uploaded into the database with the usual automated error checking and a list of samples printed as a cutting sheet. True dip and dip direction values for each collected structural measurement is calculated using a stored procedure in acQuire software. The logging used to be printed out for hand plotting and as a hard copy record, but since 2008 logged data has been verified through viewing of the data using MineSight 3D software.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The strategy for underground diamond drilling is to infill the exploration drilling intercepts (100m sections) to a notional 25m x 25m grid spacing (or tighter if required) prior to the mining of underground development. Underground diamond drill core samples used in the Phoenix and Harrier resource estimations were predominately NQ2 or LTK60 in size, depending on the drill rig used.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 10-1 2015 Underground diamond drilling traces (orange) showing targeting of
Lower Phoenix, Lower Phoenix Footwall from the C4440 Diamond Drill Drive and targeting of Eagle, East Dippers and
Kestrel Structures from the Central Decline.

The nominal progression of drilling is from initial surface exploration drilling, through 100m by 50m and then 50m by 50m. Near surface mineralization is then further in-filled to 25m by 25m to allow pit design. Open pit grade control drilling consists of RC holes drilled 5m apart on either 10m or 12.5m sections to a maximum depth of 30m. However, for the Harrier pit cutback and the deepening of John’s pit, two 2.5m riffle split samples of 5m deep blast holes were used for grade control purposes. The open pit drilling, sampling and logging methods are the same as exploration RC drilling. Underground mineralization is in-filled to 25m by 25m or tighter if required by underground diamond holes.

Late 2014, it was identified that environments conducive to east dipping economic mineralization existed presenting the requirement for footwall drilling locations. The Central Decline development was accelerated to provide platforms to target and extend east dipping resources to the south. In 2015, roughly 39% of all drill meters were drilled into the Lower Phoenix and Lower Phoenix Footwall Zones, 27% into Eagle and East Dippers Zones, 18% into Phoenix and Kestrel Zones with the remaining 16% consisting of Exploration, Geotechnical and service hole drilling.

Strike drives are face sampled each round (~3m) and sludge hole sampled on 6m Northings in a ring pattern with holes selected by geologists after review of current geological information. The selection criteria for sludge sampling are based on either the need for providing diamond drill data support or the need for additional sampling in data poor zones. No face sampling or sludge hole sampling is used in reserve grade estimation however the information is considered for domain boundary placements.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Based on drilling results, geological interpretations are made in three dimensional surfaces to form a geological model. The geological model is utilized to interpret the mineralized zones, with geological solids subsequently generated from these interpretations. Further detailed discussion on this process is contained in Section 14 under each of the modeled areas.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 10-1 Drill hole prefixes for all drilling on the Fosterville Fault Corridor south of 10,000mN.

Hole Series		No. of Holes	Comments
BGL001	BGL106	33	1990- 2015 RC hydrological
CEL001	CEL124	96	1997 RC & AC open pit sulphide
CELD020	CELD106	26	1997-2003 Diamond tails from RC wet drilling
CELD051	CELD058	8	1996 Diamond metallurgical
CEM100	CEM105	6	1994 RC metallurgical
CEN001	CEN124	80	1997 RC for open pit sulphides
CEND019	CEND103	22	1997- 8 Diamond tails of RC
CEND110	CEND112	2	1997 Diamond Exploration
CEND038	CEND113	12	1996- 7 Diamond metallurgical
CN100	CN248	149	1994 RC exploration
CNM001	-	1	1995 RC metallurgical
DALD001	DALD020	21	2003-6 Daley's Hill diamond
DDH3*	DDH5*	3	1976 Daley's Hill diamond
DH001	DH238	193	1995-9 Daley's Hill RC
DHRB010	DHRB013	4	1997 Daley’s Hill RC
ELRC0001	ELRC0949	912	2005-7 Ellesmere pit RC (7500mN– 8425mN)
FARC0001	FARC0825	825	2005 Falcon pit RC (8615mN–8800mN)
FDD14A	FDD33	7	1990 Diamond (Brunswick)
FO002	FO379	235	1986- 90 RC (Bendigo Gold Associates)
FO400	FO487	56	1992-1994 RC (Perseverance)
FOS056	FOS214	3	1998-2000 RC & AC exploration
GT001	GT046	45	2004- 2015 Diamond geotechnical
H4805RAWPILOT	-	1	2014 Pilot hole for Harrier 4805 RAW
HAR003	HAR065	61	1997- 9 Harrington’s Hill RC
HARC001	HARC248	233	2006-11 RC (6350mN-7315mN)
HARD1	-	1	1996 Diamond PQ metallurgical
MB12	-	1	2009- 12 RC hydrological monitoring
SH003	SH016	14	2012 – 2015 Underground Services
SD001	SD039	43	2007-8 Diamond (7775mN-8675mN)
SP001	SP372	299	1994- 6 RC drilled down to 5100mRL
SPD001	SPD009C	9	1995 Diamond exploration
SPD010	SPD615D	691	2001-15 RC and diamond exploration
ST009	ST179	50	2003 RC & AC Sterilization

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Hole Series		No. of Holes	Comments
SVH001	SVH009	9	2010 Underground Services
UD001	UD995	934	2006–11 Underground diamond
UDE001	UDE114	125	2010- 15 Underground diamond exploration
UDH0001	UDH1550	1260	2011–15 Underground diamond
	Total Holes	6,470

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 10-2 Drill hole prefixes for all drilling in the Robbin's Hill - O'Dwyer's Area.

Hole Series		No. of Holes	Comments
FAC001	FAC003	3	1993-2001 Farley's AC
FAR001	FAR011	10	1997 Farley's RC (face)
FARM001	-	1	1994 Farley's metallurgy RC (x-over)
FDD019	FDD040	12	1989-90 Robbin's Hill diamond HQ
FO303	FO309	6	1998 O'Dwyer's RC (face)
GH100	GH354	254	1993-96 Sharkey's RC (x-over) &
			diamond HQ (1) & NQ (1) & RAB (2)
GHM001	GHM002	2	1994 Sharkey's metallurgy RC (x-over)
MBOS01	MBOS07	7	2011 O'Dwyer's South RC hydrological monitoring
ODW001-134, 150-158 & 167		128	1999, (2005 ODW167) O'Dwyer's RC (face)
ODW135-149 & 159-166		23	1999 O'Dwyer's AC
ODW168	ODW206	39	2007 O'Dwyer's South RC (face)
ODW207	ODW228	22	2011 O'Dwyer's RC (17, face) & NQ2 (5)
ODWD001	ODWD003	3	1997 O’Dwyer's diamond NQ
PBOS01	PBOS05	5	2012 O'Dwyer's South RC hydrological production
RD001	RD151	147	1994-98 Read's RC (83, face) and AC (64)
RDD146	-	1	1998 Read's diamond NQ
RH001	RH878	756	1987-96 Robbin's Hill and O'Dwyer's RC
RHD001	RHD207	204	1994, 2004 -07 Robbin's Hill RC &
			diamond NQ2 (47) & HQ (15)
RHD208	RHD241	34	2009-12 Robbin's Hill & Farley's-Sharkey's
			diamond NQ2 (25) & NQ3 (3) & RC (6, face)
RHM001	RHM004	4	1993 Robbin's Hill metallurgy RC (x-over)
ROB001	ROB012	11	1996 Robbin's Hill RAB
ROB013	ROB066	51	1998-99 Robbin's Hill RC (face) & AC (3)
SHA001	SHA033	25	1997 Sharkey's RC (face)
ST001	ST008	8	1993 Sterilization RC (x-over)
Total No. of Holes		1,756

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

No drill holes are excluded from the database. However, drill holes that are of questionable quality (due to suspect collar co-ordinates, downhole surveys or sampling/analytical QAQC) are omitted from any resource calculation process. Such holes typically are in areas of historic mining and have no influence on the current Mineral Resource estimates.

10.4	QAQC of Drill Hole Surveys

Allwood (2003) details the results of downhole surveys repeated using both an Eastman camera and an Electronic Multi-Shot (EMS) tool. The EMS downhole surveys agreed with the single shot surveys to within 0.1 ° in dip and 2° in azimuth resulting in a total average variation of 0.4 m per 100 m downhole. The repeated Eastman surveys have an average variation of 0.6 ° in azimuth and 1.6 ° in dip, reflecting the precision of the Eastman camera survey tool. Comparing the drillhole traces plotted using the Eastman data with the EMS data shows that the variation in drillhole location due to survey method is considerably less than the variation in hole trace caused by the use of different drillhole de-surveying algorithms. However, in 2007 the use of EMS tools as a standard in preference to Eastman cameras was adopted across the various rigs operating at Fosterville, and in 2010 it became common practice to have survey data at 6m increments or less down each hole. The increased density of down-hole survey data has permitted ability to readily identify and remove suspect azimuth measurements.

Accuracy of downhole surveys are affected by very few factors at Fosterville. Drillholes can be affected when passing close to existing development due to steelwork (mesh, plates and cable bolts) associated with underground development; the effect is shown through elevated magnetic readings which allow the removal affected surveys. Over time the survey instruments accuracy degrades through usage. Tools are tested on a test bench of known dips and azimuths regularly to check and control any tool accuracy degradation.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

11	SAMPLE PREPARATION, ANALYSES & SECURITY

11.1	Sampling Method and Approach

For the period 1987-1991 (Bendigo Gold Associates, then Brunswick), drilling used a cross over type hammer and significant down hole contamination is suspected for some holes below the water table where the rig was unable to produce dry samples. This drilling method is likely to have produced a relatively poor sample quality. During this time RC drill samples were collected at one metre intervals using ‘spear’ sampling. Although this sampling method is likely to have produced a relatively poor sample quality, the drilling was confined to oxide pits that have subsequently been mined and so is not relevant to the Resources and Reserves included in this report.

From the acquisition of the project by Perseverance in 1992 through to the present, all RC drilling through mineralization has been collected at one metre intervals and sampled as two metre composite samples. Prior to 1995, samples were collected using ‘spear’ sampling. Since 1995 all RC holes have been sampled using a riffle splitter split to either 12.5% or 6.25% depending on the drill hole diameter. After 1996, if the sample was unable to be kept dry the hole was finished with an NQ2 diamond tail. In the central area, spear samples comprise 16% of all mineralized samples and 28% of all mineralized RC samples. All RC holes were completely sampled.

As part of the 1997 Feasibility Study several of the FO prefixed holes (see Table 10-1) with long, high-grade intersections were twinned with RC holes drilled with a much bigger compressor and a face sample hammer resulting in dry samples. These twin holes demonstrated that there was significant downhole contamination in the FO holes (Perseverance, 1997). As a result, the FO holes were only used for estimating oxide resources and reserves where it is assumed that dry samples were recovered and downhole contamination was not an issue.

In the diamond drill core, all visible sulphide mineralization, quartz vein stockworks and LQ veins plus at least two metres of apparent waste either side is sampled. Samples are cut to geological boundaries and within a length range of 0.05m to 2m, with a preferred length of 1m. Infill diamond holes are full core sampled; the entire core sample is broken with a hammer in the tray and moved directly into the sample bag. All other core is halved along the plane of orientation using a diamond saw and the upper half of the core dispatched for analysis and the lower half returned to the core tray in its original orientation. The PQ core was sampled by cutting a sliver equivalent in volume to half NQ2 core from the top of the core. Recovery of diamond drill core is acceptable with >98% recorded for the drill holes incorporated into the Central Area Resource Models.

In underground sampling, an attempt is made to sample every round (3-4m nominal advance) in the ore drives where safe to do so. Sample intervals are chosen based on structure, mineralization and lithology, and are a minimum of 0.3m and a maximum of 1.5m in length. Mapping data that was collected at the same time as the samples is used to validate the sample results.

Figure 11-1 includes some 576 duplicate face sample pairs were collated include face sample duplicates taken on the Phoenix 4380m RL and the Phoenix 4280m RL. With outliers removed, the duplicates show a moderate correlation with an R2 of 0.6402 (Figure 11-1). This study covered the underground face sampling method used throughout the mine since ore driving commenced in late 2006 to ore driving completed to the end of 2015. Face sampling data is used to refine resource domain boundaries. Sample grades from face sampling are not used in the resource estimation process.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 11-1 Underground face sample duplicate results.

Sludge holes are bored with 54mm diameter drill bits and sampled at 2m composite intervals giving a weight of between 2kg to 5 kg per sample. Cuttings are collected by a custom designed apparatus to maximize the catchment area to improve sample quantity/quality. Samples are inspected for quartz percentage, non-carbonate carbon content, sulphides present and lithology. Due to the poor quality of the samples, sludge samples are not used directly in resource estimations but may be used to define domain margins.

All remaining diamond drill core is stored on site within the fenced and gated core handling facility or within the mine compound on the backfilled Falcon Pit storage area. Assay sample pulps are also returned from the laboratory and stored at the core handling facility.

The RC samples from previous grade control programs were kept at an onsite depot for approximately three months after the receipt of final assay results. This allowed time for any re-sampling that may be necessary. The plastic sample bags photo-degrade rendering re-sampling impossible after six to 12 months and presenting an environmental hazard from windblown plastic, therefore the sample bags are disposed of as part of routine site rehabilitation works. Exploration RC pre-collar samples were collected in hessian sample bags since 2005 and similarly retained for a three month period at the drill sites. Hessian was chosen as it poses less of an environmental hazard and allows for mechanical rehabilitation of drill sites.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

11.2	Elements

Table 11-1 Analysed elements by method and time period.

Element	Selection of samples
Au	All fresh samples by 40g Fire Assay to Dec 2004 and then by 25g Fire assay, all oxide samples by 25g aqua regia digest
As	All, since August 1995
S	For all Au values over 0.5g/t August 1995 to May 2001, then all samples
Sb	For all Au values over 0.5g/t August 1995 to May 2001, then all samples where stibnite is visibly discernable.
NCC (non-carbonate carbon)	For all Au values over 0.5g/t August 1995 to May 2001 From 2006, all sample intervals deemed as economic and 3m either side. . This is only for underground production hole
TGC (total graphitic carbon)	Selected samples between June 2002 and August 2003
TOEC (Total Organic and Elemental Carbon) – Equivalent to NCC	Selected RC pre-collar samples and most diamond samples since 1996
CO3	selected samples only
Cu, Pb, Zn, Ag, Fe, Mn, Mg, Bi, Ca, Cd, Ce, Co, Cr, K, Mo, Na, Nb, Ni, P, Sr, Ti, V, Y	All between May 2001 and Feb 2006, by ICP-AES, 5 gm HF mixed acid digest ICP3E, AMDEL
Ag, As, Bi, Ca, Cu, Fe, K, S, Sb	All since Feb 2006 by ICP-AES, modified triple acid digest, OSLS

The elements important to the metallurgical oxidation process are Au, S and Sb in decreasing importance. Arsenic is modeled for environmental reasons. NCC is of importance in the CIL stage as graphite is preg-robbing of gold in solution.

11.3	Description of Analytical Techniques

All of the gold analyses used in the sulphide resource model in the 2000 Sulphide Feasibility Study were fire assays of a 40g charge carried out by ALS at Bendigo, a commercial laboratory (non-accredited). The other elements were analyzed by a variety of techniques at a variety of laboratories. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

For the 2001 – 2004 NQ2 SPD diamond drilling campaign, gold analyses were determined by fire assay of a 40g charge by AMDEL in Adelaide, a commercial laboratory (ISO 9001 accredited). A 30 element suite including As, S and Sb was analyzed by ICP-AES from a separate 5g charge following HNO3/HF digestion. From November 2002 to August 2003 TGC (total graphitic carbon) was analyzed on a selective basis. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

Since 2005, independent On Site Laboratory Services (OSLS), a commercial laboratory based in Bendigo, has been the primary provider of analytical services to the operation. The OSLS Bendigo laboratory gained ISO 9001 accreditation in October 2008 with registration ISO9001:2008 (CERT-C33510).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

OSLS use a combined crusher and mill to pulverize the entire sample to a nominal 90% passing 75µm. A 25g sub-sample is analyzed for gold by fire assay with an AAS finish. A 0.5g sub-sample of the pulp is digested in a HNO3/HCl digest and then analyzed for Ag, As, Bi, Ca, Cu, Fe, K, Sb and S by ICP-AES. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

An audit of the OSLS facility was completed for Perseverance by an external consultant during 2007 (Stewart, 2007). This audit found that OSL’s procedures were adequate and presented no major risk to the resource estimate. There were areas for improvement identified with the following corrective actions taken during the second half of 2007:

•	Temperature variation within the drying oven is now being measured and recorded.
•	Sizing analysis for all pulps is now being conducted and recorded.
•	Calibration of scales is now being recorded and documented.
•	Further improvements also included AAS electronic data capture in 2011
•	Fosterville staff have formal monthly laboratory meetings to discuss performance

Work undertaken by employees of Fosterville is limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis was conducted off-site at the commercial laboratories.

Since April 2015, Gekko Analytical Laboratories (GAL) have been contracted to provide analytical services for diamond core and underground face samples. Analytical techniques include fire assay for gold, titration and atomic absorption spectrometry for Antimony, combustion analysis and Infrared detection for both sulphur and Non-organic Carbon. Gekko Analytical Laboratories gained National Association of Testing Authorities, Australia accreditation (NATA) in October 2015 with accreditation number, 19561.

All samples are dried at approximately 105 degrees. GAL use a Jaw crusher to crush the sample material to 8mm. The sample is then placed within a Boyd crusher and rotary splitter combination to enable further crushing to 3mm and optional splitting of the sample if it weighs in excess 3kg. Pulverization takes place with up to 3kg of sample to achieve 95% passing 75um. Sizing is reported with Au assays at 1:20 frequency. Approximately 120g of pulverized sample is scooped into a wire and cardboard pulp packet. Two pulp packets are created as a lab duplicate at a frequency of 1:10. A 25g scoop of sample is taken from the pulp packet and smelted with 180g flux. A 10g scoop from the pulp is re-fired for comparison if the initial grade was determined at >50g/t. Antimony is analyzed by aqua regia digest and AAS finish. If the result is over 1%, the sample is then analyzed by an acid digestion and titration. Total sulphur is analyzed using combustion analysis followed by Infrared detection. Non Carbonate carbon is analyzed by weak acid digest and combustion analysis followed by Infrared detection.

A laboratory audit in June 2015 was conducted by FGM personnel at the GAL facility situated within Ballarat. Its primary focus was to assess the preparation and handling of FGM’s sample material through the GAL laboratory and to observe the data and material handling process. No major risks were observed.

11.4	QAQC of Assays

Fosterville uses independent assay laboratories, which provide assay data in digital form. Since July 2007 OSLS has been the main assay laboratory used for assaying drill and grab samples. Since April 2015 some analytical assay work has been completed with GAL and has resulted in a successful trial from April to August in the same year, culminating in an agreement to send ~20% of total drilled diamond core samples and all production face samples, which is in place to date.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The laboratory digital data is imported directly into the database with a variety of automatic quality control checks preventing sample number mismatches, sample interval overlap, etc.

An assay QAQC program is used at Fosterville and has been improved and developed over the years. The system comprises four main strands with the reliance on standards, duplicates, repeats and blanks samples. Each strand is summarized below.

Standards

Drilling programs up to the end of 2007 included the use of four gold mineralized standards provided by Gannet Holdings Pty Ltd (ST148, ST109/0285, ST73/7192 and ST43/7194) and one standard prepared from approximately 500kg of Fosterville sulphide mineralization from previous RC drilling (AA). Over time the use of gold mineralized standards from Gannet Holdings Pty Ltd has diminished with only two (ST161, ST148) currently in use. During 2015, OSLS reported the following laboratory standards in their assay report files in Table 11-2.

Table 11-2 OSLS Laboratory Standards, g/t Au

STANDARDID	Mean	Mean- 3SD	Mean+3SD
ST345	55	40	70
ST588	1.60	1.45	1.75
ST37/6373	1.69	1.48	1.90
ST398	4.87	4.24	5.50
ST507	4.94	4.28	5.60
ST484	7.52	6.59	8.45

Similarly, GAL during 2015 reported the following laboratory standards in their assay report files in Table 11-3.

Table 11-3 GAL Laboratory Standards, g/t Au

STANDARDID	Mean	Mean- 3SD	Mean+3SD
ST528	0.51	0.42	0.60
ST431	1.54	1.36	1.72
ST383	7.24	6.43	8.05
ST484	7.52	6.62	8.42
ST448	13.29	11.52	15.06
ST335	13.65	11.79	15.51
GLC911-3	1232	1064	1400

At the laboratories, OSLS and GAL insert the certified standards into Fosterville assay jobs. These fall close to the expected values with anything outside of the expected ranges is investigated as per laboratory and company procedures.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Between 2008 and 2014 a further fifteen gold mineralized standards from Geostats Pty Ltd were adopted for use at Fosterville, with 10 in current use. Of the active standards a selection of four standards are "in use" at any one time. The "in use"standards are inserted into assay jobs at the rate of one approximately every 40 samples, which provides enough data for any given “in use” standard for assessment of laboratory performance on a monthly basis.

During 2015 the use of Fosterville Gold Mine standards continued. The gold mineralized standards have a wide range of gold grades extending from less than 0.3 g/t Au to about three times the average ore grades expected at Fosterville.

Gold mineralized standards sent to OSLS (since 2005) have returned gold assay results that on average fall very close to the expected values. All the values falling outside the expected ranges were investigated and where appropriate, batches are either re-assayed from stored pulps or re-sampled from remaining drill core. A similar protocol of re-testing the standards is employed at GAL.

The use of “pigeon pairs” is a key part to managing the “expected” value of any given standard in both the GAL and OSLS laboratories. The pigeon pairs form part of the current standard reference materials. The pigeon pairs are a pair of standards that have mean reference values relatively close to each other such that they share a part of their respective 3SD sample range around the mean expected value as an overlap with the other standard used in the pair. This is to create an element of uncertainty where the standard may be in use with a laboratory for a period exceeding 1 – 2 years. Only one member of the pair is used at a given laboratory at one time.

Duplicate Samples

Field and laboratory pulp duplicates are used to assess sample representivity at the field and laboratory pulverization stages.

Assays of field duplicates test sample representivity of the Fosterville half-core sampling process. During the 2013 – 2015 period, field duplicate data had a correlation coefficient value (R2) value of 0.96, with no apparent bias as represented within Figure 11-2. During 2015, the field duplicate data was a combination of assay information from OSLS and GAL.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 11-2 Field Duplicate Data to 31st December 2015

Laboratory pulp duplicates are used to test for sample homogeneity and errors of analysis. The laboratory duplicates are conducted at a rate of 1 in approximately 10 samples, and are assessed against expected performance levels of the analyses method. Any sample found to be outside the expected performance levels are investigated and where appropriate, batches are re-assayed from stored pulps or re-sampled from remaining drill core.

Laboratory duplicates of gold are highly repeatable with R2 correlation coefficients of 0.99 for both AMDEL and OSLS data. There was also a program of inter-laboratory check assays undertaken in 2002 comparing the AMDEL results to two other commercial laboratories – Aminya Laboratories Pty Ltd (Aminya) and Genalysis Laboratory Services (Genalysis). The two batches (147 samples) sent to Aminya returned an average of 9% higher with an R2 correlation coefficient of 0.993. The Genalysis results were 2% lower with an R2 correlation coefficient of 0.996. The inter-laboratory check samples range in grade from below detection (<0.01 g/t Au) to 45 g/t Au. All the inter-laboratory check data is presented in Allwood (2003).

During 2013 OSLS’s performance was compared to another commercial laboratory, GAL in Ballarat. A total of 245 samples were submitted to GAL for inter-laboratory check assays with OSLS results returning 2% lower, with a correlation coefficient (R2) of 0.988.

During 2015, laboratory duplicate data was a combination of both OSLS and GAL and over the last 3 years the OSLS data has correlated very strongly with an R2 correlation coefficient of 0.98, similarly the GAL data during 2015 correlated very well with an R2 correlation coefficient of 0.94.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Repeat samples

Laboratory repeat samples (subsamples of the original pulp sample) are used to test for errors in laboratory analysis by testing the sample pulp in a different batch of fire assay samples. The repeat samples are randomly chosen as well as selectively, where original batch fire sample results are abnormally high or low.

Repeat samples are assessed against an expected performance level and are investigated, where appropriate, batches are re-assayed from stored pulps or re-sampled from remaining drill core.

Blanks

Field blanks were historically not used because there is a sharp visual grade contrast between mineralization and waste which provides a natural blank. However, in 2009 the use of field blanks was adopted to assess quality control of the sample preparation; i.e. to test for contamination from one job to the next and also from sample to sample within the job.

Two field blank samples are inserted into each diamond drill hole sample batch submitted to OSLS. One field blank sample is inserted at the beginning of the job, with a second inserted between mineralized samples.

Since August 2012 laboratory blank samples have been imported and assessed as part of the FGM QAQC process for drill core.

Since June 2014 interstitial blanks have been routinely inserted within visible gold zones of holes containing potential or observed visible gold.

11.5	Sample and Data Security

11.5.1	Sample Security

Sample security information has not been recorded over the history of the project. However, to the best of the Authors’ knowledge, the methods of sample storage and transport have remained largely unchanged throughout the life of the project.

Samples are bagged and numbered either on site at the drill rig or at the onsite core handling facility.

Samples sent to laboratories outside Bendigo were sealed in bags in lots of about ten and sent using commercial freight companies with tracking systems to the relevant laboratories. On arrival at the laboratory, the list of samples sent is matched to the actual samples received and confirmation is sent by either fax or email.

Analytical laboratories have operated in Bendigo during the periods 1992 – 2000 and 2005 to present. During these periods individual samples from the drill rig or core shed have been placed in a container within the mine security gate and collected daily by laboratory staff. Again, on arrival at the laboratory, the list of samples sent is matched to the actual samples received and confirmation is sent by either fax or email.

Work undertaken by employees of Fosterville was limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis was conducted off-site at commercial laboratories.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

11.5.2	Data Security

Data security is ensured through the use of an ‘acQuire/SQL Server’ database of all company exploration drilling information. This database includes all assays, geological and geotechnical information. As well as data interrogation, the database allows automated error checking as new data is entered. The database is backed up to tape incrementally daily and fully weekly and annually.

Access to the database is controlled by user login permissions and the acQuire software.

11.6	Adequacy of Procedures

It is the opinion of the Authors that the sample preparation, security and analytical procedures are adequate and have been appropriately applied over the life of the project to ensure that the data is representative and of high quality.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

12	DATAVERIFICATION

12.1	Database Validation

The drilling carried out by previous owners at Fosterville routinely included quality assurance and quality control checks. The nature of these checks evolved through time and these are described below. In addition, sampling QAQC consultants SMP Consultants reviewed the sampling, analytical and data storage procedures used in drilling programs to May 2002 (Crase, 2002). Data systems reviews of the exploration database were also undertaken by IO Digital Systems in 2004 and 2006 (Kelemen, 2004; McConville, 2006).

The database includes numerous automated data validation methods. The database structure and the use of primary key fields prevent certain types of invalid data (e.g. overlapping sample intervals) from being stored in the database. Also, numerous checks are performed on the data when it is imported (e.g. assay QAQC performance gates, variation in downhole surveys from previous survey).

Prior to 2000, the geological data was entered directly into the database by hand from the original hardcopy geological log with a manual validation system. From 2001 until 2008, all geological data was uploaded directly from IPAQ hand held logging devices into the database with similar automatic checks as used for the assays. Immediately after the IPAQ is uploaded a hard copy of the geological log is printed to provide an extra back up of the data. Since 2008 geological information has been entered into laptops running acQuireTM offline logging software. This software supports an increased range of logging validation that prompts the user while logging and also prior to uploading of the logged data into the Fosterville Geological SQL database.

The downhole drilling survey data, between 2001 and 2010, was the only data hand entered into the Fosterville geology database. Allwood (2003) reports a program conducted in 2002 where approximately 10% of the SPD holes were randomly selected for checking the database against the original survey shots. This check found several errors so it was decided to check the entire downhole survey database against the original surveys shots. All errors found were corrected. Diamond drill hole (underground holes are prefixed by UD, UDE and UDH) traces are visually checked in MineSight software against the design trace, as soon as the downhole surveys are entered into the database.

12.2	Data Verification

In addition to the quality control and data verification procedures discussed in detail above, the Qualified Persons preparing the Mineral Resource estimates have further validated the data upon extraction from the database prior to resource interpolation. This verification used MineSight drill views as the primary tool to identify data problems. This allowed the omission of holes if they were of questionable quality, for example due to low quality sample techniques or incomplete assaying. When coupled with the more mechanical check processes ensuring high quality data is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality and adequate for use in resource estimations and reserve studies.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

13	MINERAL PROCESSING AND METALLURGICALTESTING

The following section details the metallurgical test work conducted on a range of Fosterville ores, with particular focus on the test work that contributed to the Fosterville Bankable Feasibility Study in 2003 (Perseverance, 2003) Multiple batch flotation test work campaigns and two pilot flotation test work campaigns were completed for Perseverance by Metallurgy International (MI), Amdel Limited (Amdel), and Ammtec. The biological oxidation technologies offered by both Bactech (Australia) Ltd (Bactech) and Goldfields Limited (GFL) were extensively tested and the latter technology was selected.

Samples used for test work were selected by Fosterville personnel in conjunction with Mr. David Foster of MI. Effort was made to ensure, where possible, the samples selected for test work were representative of the respective mineralized zones that make up the resource. The major zones of mineralization Phoenix, Falcon, Ellesmere and Harrier were all subjected to test work in 2003 as either major composites or variability samples. Additional samples from Harrier Base, Osprey and Raptor were collected in 2008, and subjected to further flotation test work.

The location of the metallurgical test work samples within the various mineralized structures is provided on the long projections presented in Figure 13-1 and Figure 13-2.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

7,000 mN
8,000 mN
9,000 mN
5,000 mRL
4,500 mRL
CELD54
1996 BIOX
CELD63
1996 BIOX;
FSVMETS10,23
SPD140
FSVMETS18
CELD62
1996 Comm;
FSVMETS10,23
SPD106, 157
FSVMETS3,7,25,26
CEND39
1996 BIOX
CEND111
1996 Comm;
FSVMETS5,6,11,19, 2
CEND38
1996 BIOX
CEND65
1996 BIOX
CELD52
1996 BIOX
CELD51
1996 BIOX
CELD53
1996 BIOX
CELD57
1996 BIOX
CELD61
1996 Comm;
FSVMETS10, 23
CEND89
1996 Comm;
FSVMETS 5,6,11,19
CEND41
1996 BIOX
CEND64
1996 BIOX
HARD1
1996 BIOX
SPD077
FSVMETS8
CELD56
1996 BIOX
CELD58
1996 BIOX
SPD116
FSVMETS24
SPD036
FSVMETS17
SPD027
FSVMETS1,8
SPD063
FSVMETS8
SPD118
FSVMETS24
SPD148
FSVMETS21
CEND40
1996 BIOX
SPD028
FSVMETS8
FSVMETS2
SPD147
FSVMETS14
SPD015
FSVMETS24
CEND113
1996 Comm;
FSVMETS5,6,11,19 22
CEND62
1996 BIOX
SPD041
FSVMETS15
SPD026a
FSVMETS9
SPD053
FSVMETS9
SPD147
FSVMETS20
SPD081
FSVMETS4, 12
CEND63B
1996 BIOX
SPD037
FSVMETS16
SPD061
FSVMETS9
SPD058
FSVMETS9
SPD117
FSVMETS24
SPD118
FSVMETS24
SPD072
FSVMETS9
Resource Grade Shells
+4.0 g/t Au
+3.5 g/t Au
+1.0 g/t Au
Fosterville Mine Grid
KEY
Flotation test sample
Gravity test sample
BIOX test sample
Pressure Oxidation test sample
Communition test sample
Fosterville Gold Project
METALLURGY SAMPLES
Scale
0
250
500
metres
April 2003

Figure 13-1 Longitudinal projection showing location of the 1996-2003 metallurgical testwork.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 13-2 Longitudinal projection showing location of the metallurgical testwork conducted in 2008.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

13.1	Results

Flotation

A program of batch flotation test work (December 2002 to February 2003) was conducted at Ammtec on a range of composites from each of the Phoenix, Falcon and Ellesmere Mineralized Zones and on fresh and weathered (clay) ore types. In January 2009, additional batch floatation test-work was carried out on composite samples from fresh ore types from the Harrier Base, Raptor and Osprey Zones. Results are reported in Table 13-1. Under laboratory conditions, the flotation test-work carried out exceeded gold recoveries of 96.5% and Sulphide recoveries of 92%.

Since the commissioning of the plant in 2004, all flotation models have been based on actual plant performances. Data pertinent to flotation performance is discussed in Section 17: Recovery.

Several newly discovered geological structures at depth, such as Eagle, East Dipping and LPFW Faults, have gold in the form of coarse visible gold that frequently occurs with sulphide mineralization. In 2015, a series of plant trials and mineralogy surveys indicated that the visible gold is being recovered in the flotation concentrates (primarily Flash flotation concentrate) and is recoverable from this concentrate by gravity methods. Newmarket Gold has now committed to installing a gravity circuit in the first half of 2016, (Knelson concentrator and Gemeni tables) treating the concentrate regrind circulating load.

BIOX

A number of concentrate samples were generated over the same period (December 2002 to February 2003) for BIOX® and cyanide leach testing. BIOX® variability test-work results are reported in Table 13-2.

Based on the BIOX® variability test-work, the average sulphide oxidation anticipated was 96.6% . With approximately 80% of the gold present associated with the arsenopyrite. The oxidation of sulphides is acid-generating and the use of limestone was determined to be adequate to maintain the pH between a range of 0.8 – 1.2. The laboratory test-work indicated that up to 140 kg of lime per tonne of BIOX® feed would be required to sustain the optimum pH conditions for the bacterial colonies.

The BIOX® bacteria are sensitive to chloride levels in the water, and management of BIOX® feed dilution water quality to <1000ppm Cl- is critical for the health of the BIOX® circuit. Likewise, cyanide and thiocyanate species are also toxic materials to the bacteria, hence the Flotation and Neutralization waters, plus CIL decant liquors are managed separately at the Fosterville operations to eliminate any processing risks.

The BIOX® bacteria are also sensitive to elevated concentrations of antinomy >10%. Fosterville operations have control processes established to ensure antinomy levels are effectively managed in feed through material blending practices as well as supporting BIOX® monitoring controls.

Since the commissioning of the plant in 2004, all BIOX® performance models have been based on actual plant performances. Data pertinent to BIOX® performance is discussed in Section 17: Recovery.

Leaching

Leaching variability test-work has been conducted on the oxidized BIOX product. Results are reported in Table 13-3 and exceed approximately 90% gold recovery.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Since commissioning in 2004, non-carbonate Carbon, or NCC, found in the Fosterville Orebodies in the form of bituminous coal has presented a significant gold recovery loss through the leaching facility through ‘preg-robbing’. The discovery of the significance of heat on leach recoveries triggered extensive test-work and a detailed design into the application of ‘Heated Leach’ technology commenced in September 2008 with commissioning finalized in Q3 2009. The advent of the Heated Leach circuit (Figure 16-2) has proven itself to be a significant contributor to the overall plant performance (Table 17-1).

Since commissioning the conventional leach plant in 2004, and the Heated Leach plant in 2009, all leaching performance models have been based on actual plant performances. Data pertinent to leaching performance is discussed in Section 17: Recovery.

In the opinion of the authors, all deleterious elements are effectively managed and it is considered that their presence does not have a significant impact on economic extraction. No identified processing factors have a significant impact on economic extraction.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 13-1 Floatation test results.

Ammtec Test Number	Fosterville Sample ID	Calculated Head Grade					Cumulative Laboratory Float Time	Concentrate
								Mass Pull	Cumulative Concentrate Assays					Cumulative Recovery to Concentrate
		Au g/t	S %	As g/t	CTOT %	CORG %	Minutes	%	Au g/t	S %	As %	CTOT %	CORG %	Au %	S %	As %	Corg %
Phoenix Ore
RG4641A	FSV3 1D	5.53	2	5000	0.82	0.08	25	7.84	69.73	25	6.1	0.57	0.36	98.77	98.43	96.39	37.14
RG4674	FSVMETS9	6.8	2.06	6900	1.04	0.11	45	11.59	57.8	17.3	5.9	0.84	0.47	98.49	97.42	98.66	50.5
RG4790	FSVMETS14	2.96	0.95	4900	1.05	0.08	45	9.67	29.6	9.6	5	1.05	0.41	96.49	97.62	97.79	46.54
RG4681	FSVMETS20	5.26	2.57	5500	1.07	0.13	45	13.06	39.71	19.4	4.2	0.72	0.43	98.6	98.3	98.4	41.5
RG4791	FSVMETS21	5.25	1.57	7400	1.2	0.1	45	10.81	47.7	13.9	6.8	0.89	0.4	98.13	96.01	98.68	44.7
Falcon Ores
RG4672	FSVMETS5	12.81	2.76	10400	0.95	0.19	45	13.13	95.16	20.7	7.8	1.12	0.9	97.52	98.43	97.83	62.98
RG4686 *	FSVMETS6	11.3	2.42	9800	0.17	0.14	45	12.9	84.59	18.8	7.6	1.33	1.07	97.84	100	100	100
RG4685	FSVMETS11	10.33	2.27	9700	0.14	0.1	45	12.42	81.7	18.1	7.9	1.14	0.77	98.21	99.04	100	100
RG4782	FSVMETS22	10.81	2.31	5700	0.92	0.14	45	11.13	94.17	20.6	4.8	1.07	0.78	96.92	99.04	92.78	62.07
Ellesmere Ores
RG4673	FSVMETS10	2.88	1.21	4100	0.61	0.12	45	7.56	34.36	15.7	5.2	1.2	0.9	88.31	98.09	95.05	54.99
RG4783	FSVMETS23	3.75	1.34	3400	0.65	0.08	45	8.36	44	15.8	3.8	0.86	0.45	98.16	98.29	95.09	44.91
RG4675	FSVMETS8	4.92	2.02	5500	1.09	0.12	45	10.21	47.42	19.3	5.3	1.13	0.73	98.36	97.77	98.05	62.37
Osprey Ore
GS3912	Fresh	8.02	1.95				20							99.7	99.6
Raptor
GS3913	Fresh	2.04	0.84				20							96.8	92.3
Harrier Base
GS3914	Fresh	5.38	1.74				20							99.2	95.9

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 13-2 Summary of BIOX® variability test work.

Sample ID	Orebody/Ore Type	Sample	Mass Gain %	Reagent Consumption		Sulphide Oxidation %	Arsenic Dissolution %
				Lime kg/t BIOX® Feed	Net Acid kg/t BIOX® Feed
FSVMETS 5	Clayey Falcon Ore	Sample A	34.6	181	-238	95.0	93.1
		Sample B	19.4	201	-302	91.5	94.3
FSVMETS 6	Clayey Falcon Ore	Sample A	2.8	137	-196	98.5	95.9
		Sample B	1.1	166	-253	96.9	95.0
FSVMETS 7	Fresh Phoenix Ore	Sample A	5.9	137	-200	96.8	93.6
		Sample B	2.8	166	-246	97.6	95.1
FSVMETS 8	Fresh Ellesmere Ore	Sample A	18.5	163	-244	99.2	80.5
		Sample B	8.9	129	-179	99.9	89.3
FSVMETS 9	Fresh Phoenix Ore	Sample A	23.4	163	-241	98.7	40.5
		Sample B	12.3	150	-211	99.3	46.8
FSVMETS 10	Clayey Ellesmere Ore	Sample A	2.6	110	-157	99.9	95.1
		Sample B	2.9	118	-171	99.1	93.6
FSVMETS 20	Fresh Phoenix Ore	Sample A	2.1	104	-131	99.2	44.1
		Sample B	32.9	144	-214	98.9	29.1
FSVMETS 21	Fresh Phoenix Ore	Sample A	-2.4	85	-112	71.1	45.8
		Sample B	6.6	141	-197	99.9	82.3
FSVMETS 24	Fresh Phoenix Ore	Sample A	2.6	118	-161	96.8	53.4
		Sample B	-1.1	111	-152	98.9	59.8
Average			9.8	140	-200	96.6	73.7

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 13-3 Summary of cyanide leach of BIOX® variability residues.

Sample ID	Orebody/Ore Type	Testwork Method	Reagent Consumption		Residual Cyanide CN FREE ppm	Gold Extraction %
			Lime ® kg/t BIOX Feed	Net Acid ® kg/t BIOX Feed
FSVMETS 5	Clayey Falcon Ore	As Received	0.1	11.3	4,119	3.0
		BIOX® Residue A	2.3	12.5	2,393	92.9
		BIOX® Residue B	1.8	12.2	2,930	93.5
FSVMETS 6	Clayey Falcon Ore	As Received	0.4	13.0	3,684	8.3
		BIOX® Residue A	2.3	13.8	2,582	94.2
		BIOX® Residue B	1.3	12.4	2,437	92.5
FSVMETS 7	Fresh Phoenix Ore	As Received	0.2	9.9	4,467	0.7
		BIOX® Residue A	2.2	14.8	2,379	94.1
		BIOX® Residue B	1.3	12.9	2,698	90.3
FSVMETS 8	Fresh Ellesmere Ore	As Received	0.0	27.3	696	4.6
		BIOX® Residue A	5.2	17.4	1,769	91.7
		BIOX® Residue B	4.2	17.5	2,292	93.1
FSVMETS 9	Fresh Phoenix Ore	As Received	0.0	28.5	348	2.1
		BIOX® Residue A	23.3	19.0	1,566	95.8
		BIOX® Residue B	9.9	23.3	406	85.2
	Repeat	BIOX® Residue B	12.6	17.8	3,553	94.7
FSVMETS 10	Clayey Ellesmere Ore	As Received	0.1	12.7	3,742	37.7
		BIOX® Residue A	2.6	16.0	2,350	95.0
		BIOX® Residue B	1.5	13.4	2,495	93.2
FSVMETS 20	Fresh Phoenix Ore	As Received	0	27.8	493	4.6
		BIOX® Residue A	27.2	25.5	1,102	88.5
		BIOX® Residue B	53.2	28.0	1,944	91.7
FSVMETS 21	Fresh Phoenix Ore	As Received	0	25.9	1,015	1.7

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Sample ID	Orebody/Ore Type	Testwork Method	Reagent Consumption		Residual Cyanide CN FREE ppm	Gold Extraction %
			Lime ® kg/t BIOX Feed	Net Acid ® kg/t BIOX Feed
		BIOX® Residue A	6.4	13.8	3,626	95.3
		BIOX® Residue B	6. 9	15.4	3,481	94.0
FSVMETS 24	Fresh Phoenix Ore	As Received	0.02	21.5	841	8.6
		BIOX® Residue A	13.9	23.7	1,653	89.3
		BIOX® Residue B	10.9	20.2	2,089	89.7
Average		BIOX® Only	9.9	17.0	2,408	92.7

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14	MINERAL RESOURCE ESTIMATES

The Mineral Resources reported are broken down into areas contained within the mine lease MIN5404 (Section 4). Mineral Resource Areas of Central, Southern, Harrier and Robbins Hill (Table 14-1) are defined resource areas which were established at different times in the projects history. The Central and Robbins Hill Areas contain multiple mineral resource models primarily for reasons of data handling. Details on mineral resource block model extents can be seen in Figure 14-1.>

CIL Residue Mineral Resources are distinguished from insitu Mineral Resources in Table 14-1 on the basis of differing recovery assumptions.

The current Mineral Resource estimate for the FGM is presented below in Table 14-1.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-1 Mineral Resources (Inclusive of Mineral Reserve) for FGM as at December 31, 2015.

Mineral Resources (Inclusive of Mineral Reserves) - Fosterville as at December 2015
Classification		Measured			Indicated			Inferred
		Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Fosterville Fault Zone Sulphide Resources
Central Area	Upper	1,463	2.47	116	808	2.69	70	24	1.45	1
	Lower	315	8.29	84	5,188	6.65	1,109	1,488	5.58	267
Southern Area	Upper	21	3.32	2	463	2.44	36	537	2.29	40
	Lower	0	0.00	0	0	0.00	0	320	5.59	57
Harrier Area	Upper	0	0.00	0	0	0.00	0	0	0.00	0
	Lower	17	5.03	3	2,720	5.65	494	1,266	5.64	230
Robbin's Hill Area Sulphide Resources
Combined	Upper	0	0.00	0	1,787	1.77	102	976	1.51	47
	Lower	0	0.00	0	114	3.81	14	59	3.38	6

Sulphide Upper		1,484	2.48	118	3,058	2.11	208	1,537	1.78	88
Sulphide Lower		332	8.12	87	8,022	6.27	1,617	3,132	5.57	560
Total Sulphide		1,816	3.51	205	11,080	5.12	1,825	4,669	4.32	648

Total Oxide		270	1.47	13	1,870	1.32	80	404	1.27	16

Total Oxide & Sulphide		2,086	3.25	218	12,950	4.57	1,904	5,073	4.08	665

Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Residues
CIL	571	7.83	144	0	0.00	0	0	0.00	0

Total	571	7.83	144	0	0.00	0	0	0.00	0

Notes:

•	For the Mineral Resource estimate, the Qualified Person is Troy Fuller. The Mineral Resources are reported inclusive of Mineral Reserves.
•	Lower cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulphide (above 5050mRL) and 3.0g/t Au for underground sulphide mineralization (below 5050mRL).
•	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

•	Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Mineral Resource estimate used a gold price of AUD$1500 per ounce.

The reported Mineral Resources are largely the result of work undertaken in December 2015 and reported by Newmarket Gold under Canadian reporting requirements in accordance with the NI43-101.

In all cases, the Qualified Person has reconciled the estimates to CIM standards as prescribed by NI 43-101.

The Authors are not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that would materially affect the Mineral Resource estimate.

For further discussion on other issues that may impact upon the Mineral Resource estimates such as the reader is referred to Section 15, 19, 20 and 21 of this report.

The location and extents of the block models for each of these areas are displayed in Figure 14-1 below. Current underground mining activities are confined to the Central (Northern, Phoenix and Central Models) and Harrier (Harrier Model) Areas. Open pit mining activities were last undertaken in 2012 in the Robbin’s Hill Area (Robbin’s Hill Model). These areas will be described in detail below, as will descriptions of the Northern (Fosterville-Hunts Model) and the Southern (Southern Model) areas.

However, much of the data collection and systems developed for the Central and Harrier Areas were also applied to the Fosterville-Hunts Area, Southern Area and Robbin’s Hill Areas and so for brevity, the discussions on the latter three areas will highlight the geology of each area and differences from the Central/Harrier Area modeling.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

1000 mE
3000 mE
13000 mN
11000 mN
9000 mN
7000 mN
5000 mN
MIN5404
SHARKEY'S
ROBBIN'S HILL
WOOLSHED
FARLEY'S
REIVES
O'DWYER'S NORTH
O'DWYER'S EAST
O'DWYER'S SOUTH
HUNT'S
FOSTERVILLE
VANESSA NORTH
FALCON PIT
ELLESMERE PIT
HARRINGTONS
JOHN'S
DALEY'S HILL
FOSTERVILLE GOLD MINE OFFICE
Road
LITHOLOGY
CAINOZOIC
Alluvial flood plain clay sand and gravel.
Prior stream and valley backfill deposits. Clay, silt, fine to coarse sand including quartz, mica, feldspar, ironstone, quartz gravel.
Colluvium and gully alluvium, clay, silt, sand, gravel.
Newer Volcanic Group
Tertiary sediments clay sand gravel (Parilla Sand)
PALAEOZOIC
Ordovician turbidite sequence - undifferentiated
STRUCTURE
Mineralised thrust fault
CULTURAL FEATURES
Watercourse
Lease Boundary
BLOCK MODELS
EXPLORATION
Robbin's Hill
Fosterville-Hunt's
Southern
Farley's
OPEN PIT GRADE CONTROL
John's
Harrier
O'Dwyer's South
UNDERGROUND GRADE CONTROL
Northern
Central
Harrier
Phoenix
MGA North
Magnetic North
Mine Grid North
Newmarket Gold
FOSTERVILLE GOLD MINE
SURFACE GEOLOGY AND BLOCK MODEL EXTENTS DECEMBER 2015
0
500
1,000
metres

Figure 14-1 Plan showing mining lease and the area covered by each of the block models.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.1	Central Area

14.1.1	Area Geology

The Central Area is defined as the zone between 6,050mN and 10,250mN (Mine Grid) encompassing both the Central, Phoenix and Northern underground models. The Northern Underground model extends from 8,250mN to 10,250mN with the Central and Phoenix models existing between 6050mN and 8250mN. The Phoenix and Central models are differentiated by a break at the 4600mRL where the Central Model encompasses domains from 4600mRL to surface and the Phoenix Model from 4600mRL to 4000mRL. Within the Central Area, there exist 8 current and 6 remnant mineralized zones:

Current	Remnant
Phoenix	Falcon
Lower Phoenix	Ellesmere
Lower Phoenix Footwall	Shamrock
Eagle	Robin
East Dippers	Griffon
Allwood	Vulture
Kestrel
Splays

Throughout 2015 the majority of drilling, mining, mapping, interpretation and subsequent mineral resource modelling were undertaken within the extents of the Lower Central Area, below the 5050mRL. The Mineral Resources in the Lower Central Area are detailed in Table 14-2.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-2 Central Area Lower Sulphide Mineral Resources (Inclusive of Mineral Reserves) below 5050mRL - Fosterville as at December 2015

Central Area Lower Sulphide Mineral Resources (Inclusive of Mineral Reserves) below 5050mRL - Fosterville as at December 2015
Classification	Measured			Indicated			Inferred
	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
Allwood	5	5.59	1	110	6.30	22	170	6.48	36
Eagle	23	16.76	12	178	10.97	63	43	27.21	37
East Dippers	1	6.85	0	544	9.79	166	27	16.12	14
Ellesmere	-	-	-	331	5.73	61	20	3.39	2
Harrier	-	-	-	48	3.96	6	25	3.62	3
Kestrel	6	6.69	1	960	4.70	145	175	5.13	29
Lower Phoenix	64	7.68	16	495	8.75	139	-	-	-
Lower Phoenix FW	37	10.38	12	278	8.16	73	34	4.89	5
Phoenix	151	7.58	37	627	6.54	132	59	4.89	9
Raven	-	-	-	119	8.12	31	-	-	-
Robin	-	-	-	68	8.39	18	-	-	-
Splays	-	-	-	912	5.74	169	298	3.98	38
Vulture	-	-	-	517	5.04	84	635	4.56	93
Stockpile*	27	4.65	4	-	-	-	-	-	-
Total Sulphide	315	8.29	84	5,188	6.65	1,109	1,488	5.58	267

Notes:

•	For the Mineral Resource estimate, the Qualified Person is Troy Fuller.
•	The Mineral Resources reported are inclusive of the Mineral Reserves for the same area.
•	A lower cut-off grade of 3.0 g/t Au is applied to Lower Sulphide Mineral Resources below 5050mRL.
•	Mineral Resources are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Mineral Resource estimate used a gold price of AUD$1500 per ounce.
•	*Stockpile Inventory includes Lower Central Area Mineral Resources contained within the Run of Mine Stockpile and Coarse Ore Stockpile as at 31st December 2015.

14.1.2	Geological Models

In order to constrain the mineral resource models, a number of three-dimensional geological models were generated for each zone using MineSight software. The models produced were of three types:

•	structural wireframe models
•	mineralization wireframe models
•	waste wireframe models

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Structural models contain three-dimensional wireframe surfaces of major faults and minor structures as interpreted from surveyed data points obtained from open pit and underground mapping and diamond drill core logs. The mineralization model defines the interpreted gold-bearing mineralized envelopes and is constrained either by structural, lithological or grade boundaries. The waste model is defined by a 10-15 metre envelope surrounding the mineralization model.

Mineralization domain wireframes are constructed by the creation of solid polygons with sections that are clipped to the corresponding minimum drill spacing. This has resulted in interpretations completed on 6.25m sections in areas of open pit grade control drilling and on 25m in areas of underground grade control drilling and, 50m and 100m sections where there is only surface and underground exploration drilling.

Mineralization used within the domain boundary is selected based on a current cut off of 4 gram-metres (generally 2m at 2.0 g/t Au). Mineralization below the cut off may exist within the mineralized domain if there is contradictory data directly adjacent or if the intercept lays central to other peripheral economic intercepts on the same interpreted structure.

Data points that satisfy particular economic or geological criteria for inclusion are directly clipped into the domain solid so that the assay interval is either entirely within or entirely excluded from the interpreted mineralized envelope. Separate mineralization envelopes are created to distinguish between geologically or economically distinct zones such as high-grade/low-grade envelopes or changes in structural orientations.

Information derived from RC and diamond drill data (assays, structure, lithology, etc.) are used in the initial construction of the mineralized domains. Mineralized zones that become viable for mining are further constrained by the addition of geological mapping, surveyed structures, open pit blast hole samples, underground sludge hole and face samples (Figure 14-2).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-2 Section showing data for creating mineralization domain wireframes (underground).

14.1.3	Domains

Based on observed variations in geology, orientation, variography, geochemistry, statistics and spatial location within the Fosterville mine area, mineralization in the Central Area (Figure 14-2) has been divided into nineteen distinct domains, three outlier domains, one redundant and one common domain shared with the Harrier Area.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-3 Model domains, codes and assigned Mineralized Zones.

Domain Classification
Model	Domain Name	Domain Code	Mineralized Zone
Central	Fosterville HG	1	Falcon, Vulture, Ellesmere
	Fosterville LG	2	Falcon, Vulture, Ellesmere
	Phoenix HG	3	Phoenix
	Phoenix LG	4	Phoenix
	Splay HG	5	Splays
	Splay LG	6	Splays
	Kite	7	Splays
	Kite LG (redundant)	8	Splays
	Raven (redundant)	9	Raven
	Vulture	10	Vulture
	Harrier OP	11	Harrier
	Phoenix Base	12	Phoenix
	East Dippers	18	East Dipper
Phoenix	Audax	1	Eagle
	Phoenix HG	3	Phoenix
	Splay HG	5	Splays
	Splay LG	6	Splays
	Allwood	8	Allwood
	Vertical	9	East Dipper
	Benu W1	10	Lower Phoenix Footwall
	Phoenix Base	15	Phoenix
	Benu	13	Lower Phoenix
	Benu FW	14	Lower Phoenix Footwall
	Kestrel	15	Kestrel
	Bedded East	16	East Dipper, Kestrel
	Shallow East Dippers	17	East Dipper
	East Dippers	18	East Dipper, Eagle
	Sphinx	19	Lower Phoenix Footwall
	Eagle	20	Eagle
Northern	Fosterville HG	1	Falcon, Vulture, Ellesmere
	Fosterville LG	2	Falcon, Vulture, Ellesmere
	Phoenix HG	3	Phoenix
	Splay LG	6	Splays
	Griffon	7	Splays

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Domains are created due to the identification of a unique set of parameters that are coincident with economic mineralization traced through a number of drilled sections. Unique parameters may include the presence of a defining structure (Fosterville Fault, Phoenix Fault, Benu Fault etc.), consistent orientation along strike and dip, mineralization style (disseminated sulphide, massive stibnite or visible gold), spatial location or geological setting (hinge, oblique/oblique, parallel/parallel, parallel/oblique, oblique/parallel, etc.). Surrounding all the ore domains is a waste domain that was used to generate the waste gold grades in the immediate vicinity of the mineralization.

Broader zones of mineralization have been defined in the Central Area and each of these zones may consist of multiple domains (Table 14-3). Below are descriptions of the mineralized zones within the Central Area.

Phoenix

The Phoenix Mineralized Zone is situated within offset zones of Phoenix Syncline Hinge created by faulting within the Phoenix Shale package. Faulting that occurs at the top of ~8m moderately sericitised shale package is defined as the Phoenix Fault, with the Phoenix Base Fault occurring towards the base before transition into undifferentiated sandstones.

Figure 14-3 Longitudinal Projection of the Phoenix Mineralized Zone.

Movement and fluid generation for the Phoenix Fault appears to nucleate from the Fosterville Anticline as west dipping faulting branches through east dipping beds. This fault movement creates an offset of the syncline hinge resulting in wallrock brecciation and permeation of mineralized fluids into the surrounding country rocks. Brecciation and economic mineralization appear to cease as the system encounters the hangingwall offset of the syncline hinge sending the fluid into parallel bedding and limiting sulphide dissemination.

The mineralization in the Phoenix Domain plunges 15° to 20° to the south. Mineralization on the Phoenix Fault is consistent in width and geometry dipping 45° to 65° to the west with an internal high-grade shoot geometry that plunges roughly 70° to the south with a strike length of 30m to 40m and a width up to 20m.

The high-grade shoot geometry, believed to be related to subtle strike changes to the Phoenix Fault, appears also to be periodic in occurrence with a shoot occurring around every 200m between 7300mN and 8200mN. Syncline offset on the Phoenix Fault ceases around 7085.5mN with movement and mineralization transferring to Phoenix Base Fault from the 8212.5mN section becoming more evident from 7537.5mN (Figure 14-3).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Mineralization associated with the Phoenix Base and Phoenix Footwall Faults occurs south of 7337.5mN and remains open down plunge. The Phoenix Base area differs slightly to the Phoenix as fluid flow and fault movement appear to be related to compressive compensation of the Phoenix Syncline Hinge along the Kestrel Shale package. Current faulting mechanisms suggest that as the Phoenix Syncline Hinge is squeezed by east-west regional compression, a pervasive low angle structure (~35o) links from the eastern limb of the Kestrel Shale package across to the Phoenix Base laminated quartz vein with ~30m of movement at its maximum. Sulphide mineralization appears to be sourced from migration up the Phoenix Syncline Hinge; however, the lack of antimony within the zone could point to down plunge controls that have not yet been identified with diamond drilling.

Lower Phoenix

The Lower Phoenix Mineralized Zone encompasses mineralization that is directly related to the west dipping faulting associated with the Benu sedimentary strata package below 4500mRL. Source mineralization is interpreted to migrate up the system from deep intersections with other mineralized structures including potentially hinges and other proximal oblique structures. Fluids utilize fault and fracture pathways to migrate up plunge and dip towards the Fosterville Anticline before linking across to a zone of distributed faults, which eventually re-forms up dip into the Phoenix.

Figure 14-4 Longitudinal Projection of the Lower Phoenix Mineralized Zone.

The Lower Phoenix is defined by west dipping faulting on the Benu Shale sequence where anticline thrust displacement of ~80m occurs. Components of mineralization can also be traced up dip into east dipping stratigraphy and down dip into parallel bedded zones giving a maximum dip extent of 190m. The system currently remains open to the north and south so maximum plunge extent has not yet been characterized.

The system orientation is predominately controlled by west dipping bedding orientation giving the zone a similar structural orientation to that of both Phoenix and Falcon zones with a strike of ~355°, a general plunge of ~20°S and a dip of 55°W in parallel/oblique settings, but shallowing to 35°W dip in oblique/oblique settings.

To the south of the Lower Phoenix, mineralization is strongly influenced by the intersection with the Eagle system where faulting appears to cross cut west dipping bedding strata providing an environment where parallel / parallel economic mineralization occurs to the north and up plunge of this intersection.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Extension drilling programs are planned to test up and down plunge components of the ore zone, which presently remain unconstrained by drill data.

Lower Phoenix Footwall

The Lower Phoenix Footwall Mineralized Zone encompasses mineralization that is associated with west dipping structures footwall to the Lower Phoenix system below 4500mRL. Mineralization is interpreted to utilize similar networks to those utilized by the Lower Phoenix system. Clearly discernable sedimentary horizons such as the Pelican Shale package are evolving as the next step in fluid migration pathways however non bedding conformable systems are evident that require further research.

Figure 14-5 Longitudinal Projection of the Lower Phoenix Mineralized Zone.

Mineralization domained within the Lower Phoenix FW is interpreted to be due to low angled structures that have minimal offset but have been hydraulically fractured by gold bearing fluids. The hydraulically fractured zones can create large quartz carbonate veins that can be several meters wide in true thickness. The presence of a number of laminations within the quartz veins indicates a series of events with differing geochemistry including later stage quartz-stibnite mineralization and visible gold (Figure 14-5).

The vein systems are interpreted to migrate across east dipping stratigraphy appearing to terminate on prominent stratigraphic units such as the Kestrel East, Pegasus East and Allwood East LQ veins. The termination is due to mineralizing fluids moving out of an oblique/oblique setting as the structure cuts across beds into a parallel/parallel setting as fluids escape into the east dipping bedding parallel laminations.

East Dippers

The East Dippers system has developed at depth as the Fosterville Anticline has diverged away from the Phoenix Syncline system creating new networks for fluids to migrate up the Fosterville system. Systems utilize similar mechanics to that established within the west dipping fault network where rheological contrasts between bedding units (primarily slip associated with graphitic laminated quartz veins around carbonaceous shales) provide an accommodation zone for stress and mineralization. (Figure 14-6).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-6 Longitudinal Projection of the East Dippers Mineralized Zone.

The difference between the west and east dipping packages are in the way that sedimentary packages accommodate forces acting on the zone. The east dipping zones accommodate stress by attenuation where the more ductile shale package deforms plastically whereas the more sand rich units show shows of brittle deformation in the form of ladder veins. These veins sets that radiate out from the shale boundaries perpendicular to the bedding orientation provide a mechanism for sulphides to leach into the host rocks.

The environments where East Dipper system occur have shale packages that correlate to a west dipping counterpart such as Kestrel, Allwood, Benu and Pegasus Zones. The east dipping fault naming convention utilizes the identified shale characteristics matched to the west dipping counterpart and given the E suffix to denote the east dipping status of the structure.

Eagle

The Eagle system occurs below 4400mRL where forces look to accommodate strain between the Fosterville Anticline and Phoenix Syncline via east dipping structures that are discordant to bedding. Although similar to the East Dippers System in spatial locality, Eagle differs as east dipping faults link from one east dipping shale package to another where the bedding angle is high (>70o). This movement from across bedding creates a fault angle oblique to bedding that allows for mineralization to permeate into the host rocks (Figure 14-7).

Figure 14-7 Longitudinal Projection of the Eagle Mineralized Zone.

Movement on the system via direct underground measurement and sedimentary horizon displacement appears to have a sinistral strike slip orientation. Predominant slip orientations on west dipping structures indicate a steep dip slip movement with a plunge to the south. How the sinistral movement fits into the overall Fosterville system architecture is under evaluation.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-8 Wall mapping on the P4310 level convergence of the D20 Eagle and D14 Benu FW

Mineralization gold grades on the Eagle system increase up-dip where east dipping faulting is proximal to the Fosterville Anticline and west dipping faulting. The convergence of east and west dipping structures in proximity to the Fosterville Anticline appears to provide a barrier for fluid migration resulting in flow textures of quartz and stibnite (Figure 14-8). Isolated areas of visible gold can be seen within the zone as fine specks that form in alignment with stylolitic fractures that can extend for up to ~10cm. Typically the arsenopyrite / pyrite mineralization within the zone is weaker with grades in the 1-2 g/t Au range with sulphide dissemination localized around the zone.

Moving down-dip away from the hinge, the quartz stibnite vein pinches out with disseminated arsenopyrite and pyrite increasing in intensity and grade. Dissemination is still localized to the main Eagle Fault (with 1-2m of the structure), however, interaction with bedded faults creates zones where fracture interplay between the two systems increases the fluid flux and therefore increases the economic width of the zone.

Down-plunge and dip continuation of the Eagle system is currently being evaluated, however, intercepts that show potential extensions to the system, have already been intersected.

Splays

Throughout the Central Area, there are a number of significant mineralized structures and settings that fail to have size, confidence or spatial continuity to develop into extensive mineralized zones These systems are captured within the Splays HG and Splays LG domain and present either proximal mining opportunity or future potential growth prospects. Most systems within the Splay domains are defined by shallow west dipping faulting (~30-40°), of anastomosing nature and highly variable grade distribution (Figure 14-9).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-9 Longitudinal Projection of the Splays Mineralized Zone.

Splay faults are interpreted to be short lived structures that split as the structure moves from a Lower Phoenix Zone setting across to the Phoenix Zone setting. Larger splay faults are prevalent between the anticline offset of the Fosterville Fault, where the large thrust movement has nucleated a number of smaller structures. The largest of the splays in the zone is the Kite Fault. The Kite area of mineralization is interpreted to be due to an oblique/oblique setting created between bedding relationships with the Kite Fault. The Kite Fault is an example of a mid-splay system that nucleates from the Fosterville Fault linking across to the Phoenix Footwall Syncline setting. The main system extends from 7662.5mN through to 7062.5mN with an overall dip of ~30° to the west and a plunge of 25° to the south.

Allwood Domain

The Allwood area is interpreted to be created by 30m of fault movement along the Allwood Shale package that offsets an anticline creating a parallel/oblique setting for mineralization. The system is analogous to the Phoenix Lower Zone setting and extends 562m to the south from the 7675mN section. Orientation of the Allwood Zone is similar to other geometries constrained by a west dipping hangingwall (Fosterville HG, Fosterville LG, and Benu) with a 65° dip to the west and a 10° plunge to the south. Assays, composites and blocks occurring within the Allwood are coded into the Allwood (DOMAIN=8) domain (Figure 14-10).

Figure 14-10 Longitudinal Projection of the Allwood Mineralized Zone.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Kestrel

During 2015, further targeting of the Kestrel System was undertaken to establish the pervasiveness and continuity of high grade mineralized intercepts. Results consistently showed a zone of broad (+6m) heterogeneous low to moderate (1 – 4 g/t) sulphide mineralization with interspersed high grade assays. The geology department investigated the system to see if there was an element of continuity to the high grade intersections but could not establish a confident set of definable characteristics to correlate high-grade gold along strike and down dip (Figure 14-11).

Figure 14-11 Longitudinal Projection of the Kestrel Mineralized Zone.

The work conducted established that there are some common elements with mineralization distribution through the zone. The intercepts typically were broad zones of mineralization centralized around the Phoenix Syncline Hinge. Fluid pathways appeared to utilize weaknesses in cleavage and flexural slip planes between contrasting beds. Vein intensity and direction appears to be correlatable to rock type as sand rich packages exhibit brittle radial fracture sets more aligned with hinge compressive stresses rather than brittle fault offset. Grade variability appears to be related to application of the varying conditions of geochemistry, rock permeability, rheology and fluid flux through the zone and therefor difficult to align into discreet domains.

Falcon

The Falcon Mineralized Zone is situated on the Fosterville Fault where it displaces the Fosterville Anticline along a distinguishable black shale horizon. The thrust movement on the fault creates an offset of ~500m with several splay faults that nucleate from the main Fosterville Thrust. These splays cross east dipping bedding creating smaller orebodies such as the Ellesmere and Vulture Mineralized Zones. (Figure 14-12).

Figure 14-12 Longitudinal Projection of the Falcon Mineralized Zone.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The Falcon Mineralized Zone consists of Fosterville HG (DOMAIN=1) and Fosterville LG (DOMAIN=2) domains. Fosterville HG is reasoned to be a population of discernibly higher grade assays that exist due to a shoot geometry that is geologically controlled within the larger Fosterville LG domain. A plunge reversal occurs between 8800mN and 8900mN and all of the mineralization between 8900mN and 11000mN plunges gently to the north. The vast majority of the mineralization in the Falcon domain occurs on the Fosterville Fault and dips about 70° to the west. Most of this domain is relatively shallow (less than 150m below surface) and has been drilled by either RC drilling grade control drilling on 6.25m spaced sections or by RC and diamond exploration drilling on 20m spaced sections.

Ellesmere

The Ellesmere Mineralized is characterized by Fosterville Zone mineralization and resides primarily between the Fosterville HG and Fosterville LG domains south of the culmination. Overall the plunge of the mineralization within the Ellesmere Orebody appears to be 20° to 40° to the south with internal narrow (~20m) high-grade shoots plunging 70°S and occurring at roughly 100m intervals. The high-grade shoots are believed to be the results of smaller footwall splay fault interaction with the Fosterville Fault. Mining of the Ellesmere Orebody was completed in 2010 (Figure 14-13).

Figure 14-13 Longitudinal Projection of the Ellesmere Mineralized Zone.

Raven

The Raven Mineralized Zone exists as a zone of high-grade splay mineralization north of the Phoenix Mineralized Zone analogous with Phoenix Zone mineralization. The orebody is situated where fault movement associated with the Phoenix Fault links across to the Phoenix Base Footwall Syncline Hinge moving into an oblique/oblique setting. Mineralization forms on a number of splay structures that typically have a shallower dip (~40°) and strikes more NNW than the typical N-S bearing of the Phoenix Zone (Figure 14-14).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-14 Longitudinal Projection of the Raven Mineralized Zone.

Vulture

The Vulture Mineralized Zone occurs between 6262.5mN and 7337.5mN in a zone characterized primarily by Harrier faulting where economic mineralization occurs proximal to the intersection between the interpreted Harrier Base Fault and the Fosterville Fault. The main Vulture Mineralized Zone on the Harrier Base Fault dips ~45°W, steepening as the fault diverges from the Fosterville Fault. Mining of parts the Vulture Zone was completed in early 2012. However, subsequent knowledge gained from mining the Harrier Zone is being applied to the remainder of the Vulture Zone to optimize further extraction potential (Figure 14-15).

Figure 14-15 Longitudinal Projection of the Vulture Mineralized Zone.

Robin, Griffon & Shamrock

The Robin Mineralized Zone, shown in pink in Figure 14-16 is interpreted to be a zone where mineralization switches back from the Phoenix Fault across to the Fosterville Fault around the hangingwall section of the Phoenix Syncline Hinge. The fault network is a combination of east and west dipping structure that has a zonation plunge on the intersection with the Fosterville Fault of ~30o. The interaction Zone occurs from 8600mN to 8100mN where separation distance between the Fosterville and Phoenix Faults widens to the south reducing the intensity of faulting reducing mineralization intensity.

The Griffon Mineralized Zone, shown in green (Figure 14-16), is a zone of mineralization on the Phoenix Keel Zone where faulting from the Fosterville Fault directly links across to the footwall section of the Phoenix Syncline Hinge. The zone exists between 8800mN and 8600mN with mining completed in 2009.

The Shamrock Mineralized Zone, shown in teal (Figure 14-16), is a Zone of mineralization footwall to the Fosterville Fault where the Phoenix Fault is directly adjacent to the system. The zone existed between 8600mN and 8350mN with mining completed in 2009.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-16 Longitudinal Projection of the Robin (pink), Griffon (green), and Shamrock (teal) Mineralized Zones.

14.1.4	Drilling Data

After the geological models and subsequent mineralization domains have been defined, the drill hole assay data used to produce the model was subjected to a number of data preparation processes:

1.	Files containing all drillhole logging and assay data were imported from the acQuire production and exploration database into MineSight using an automated script.

2.	A MineSight procedure coded the drill holes with the appropriate properties from the geological models and a drill hole composite file was constructed for values inside the mineralization wireframes.

3.

The files were viewed in MineSight in order to identify holes that contained obvious erroneous data missed during the validation process. Data that was considered erroneous was either corrected or deleted from the data set. Note: step 1 and 2 were also done prior to the geological models being finalized to ensure the interpretations were finalized on a validated drill hole file.

In combination, the Dec 2015 drill hole files used for the Central Area Models (1512_PRM, 1506_CRM and 1201_NRM) contained a total of 5,700 drill holes between them to estimate mineralization, of which 3195 (56.1%) are RC and 2505 (43.9%) diamond core. There are a number of holes that appear both in the Central Model and the Northern Model. This is to allow for smoothness of interpolation from one model boundary to another (Table 14-4).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-4 Central Area Resource Model Drilling Data Extents

Central Area Resource Models Drilling Data Extents
Model	North Min (m)	North Max (m)	RL Min (m)	RL Max (m)	Total Holes	Diamond Holes	RC/AC Holes	% Diamond Holes	(% RC/AC) Holes
1506_CRM	6000	8250	4600	5200	2914	1070	1844	36.7	63.3
1512_PRM	5800	8450	3950	4600	1041	1041	0	100.0	0.0
1201_NRM	8250	10250			1745	394	1351	22.6	77.4
					5700	2505	3195	43.9	56.1

Compositing

The raw sample results were composited to 2m intervals in the 1512_PRM, the 1506_CRM models and the 1201_NRM (Northern) Model using the MineSight compositing procedure. A 2m composite length was selected as it encompasses a high proportion of RC drill assay data, of which a high proportion is of 2m length or greater. Further work is required to ascertain the increasing proportion of recent ~1m underground diamond assay data collated as the mine reaches depths unobtainable to surface RC drilling. In 2015 the Central area model was divided into two between 5800mN and 8250mN on the 4600mRL. This has achieved a faster running time for the model updates required in the Lower Phoenix Zone below the 4600mRL.

The compositing process creates 2 or 1m composites of the primary assay intervals in a downhole direction honoring the coded geological domains. The MineSight software downhole compositing routine provides an option to accumulate short intervals (up to 50% of the composite length) into the preceding interval. Assay intervals above the minimum 50% primary sample length are treated as a unique composite interval. For example, an assay interval over 1.0m in length is left in the composite file as is, and an assay interval less than 1.0m is added into the preceding composite interval (Figure 14-17). This option has been used to prevent a number of smaller intervals from forming on the downhole margins of estimation domains, and as such all intervals can be used in the estimation process.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-17 Downhole compositing where domain boundaries are honored in the composite file.

A listing of descriptive statistics for the estimated domains is provided for the Northern Model (1201_NRM) in Table 14-5.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-5 Descriptive statistics for the Northern Model.

Model	1201_NRM		Descriptive Statistics
Date:	Dec-2011
Variable	Data Type(s)	Number of Samples	Minimum	Maximum	Mean	Std Dev g/t	Variance g/t2	Coeff of Var
Code 1 Fosterville HG
Au 2.0m Composites TC 40	DD	1,701	0.01	49.60	4.61	5.45	29.70	1.18
Code 2 Fosterville LG
Au 2.0m Composites	DD	9,949	0.00	104.60	5.66	6.63	43.96	1.17
Code 3 Phoenix HG
Au 2.0m Composites	DD	4,021	0.00	60.44	5.50	6.95	48.30	1.26
Code 6 Splay LG
Au 2.0m Composites	DD	740	0.00	36.89	2.25	3.41	11.63	1.52
Code 7 Griffon
Au 2.0m Composites	DD	101	0.20	57.21	9.74	10.62	112.78	1.09

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

A listing of composite statistics is provided in Table 14-6 for the Northern Model (1201_NRM).

Table 14-6 Composite statistics by composite length in the Northern Model.

Composite Length	Number	% of Composites	Mean Length (m)	Mean Grade (g/t Au)
< 1.0m	110	1%	0.24	3.37
≥ 1.0 and < 2.0	459	5%	1.44	5.49
≥ 2.0m	7,879	93%	2.01	5.39
Total	8,448	100%	1.96	5.37

A listing of descriptive statistics for the estimated domains is provided in Table 14-7 and Table 14-8 for the (1512_PRM) Phoenix Model and the 1506_CRM Central Models respectively. These statistics are provided as a context for the size and the average grade in each of the domains. The 1201_NRM model name encompasses the build date of the model and infers that the model includes the latest drilling and interpolation data in that respective area. Therefore the Northern area has not had interpretational and/or drilling additions since January 2012. Similarly the Central model has not had any changes since June 2015. However, the Phoenix model includes areas within the active mining and drilling zones and was completed in December 2015.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-7 Descriptive Statistics for the Phoenix Model.

Model:	1512_PRM		Descriptive Statistics
Date:	Dec-2015
Variable	Data Type(s)	Number of Samples	Minimum	Maximum	Mean	Std Dev (g/t Au)	Variance (g/t2)	Coeff of Variation
Code 1 Audax
Au Raw	DD	85	0.24	955.00	85.40	183.60	33,708.96	2.15
Au 2.0m Composites	DD	26	0.45	391.76	72.80	101.00	10,201.00	1.39
Code 3 Phoenix HG
Au Raw	DD	526	0.02	75.00	7.99	7.79	60.68	0.97
Au 2.0m Composites	DD	236	0.53	47.98	7.71	5.68	32.26	0.74
Code 5 Splay HG
Au Raw	DD	287	0.04	30.00	6.04	5.19	26.94	0.86
Au 2.0m Composites	DD	127	0.50	18.25	5.78	3.35	11.22	0.58
Code 6 Splay LG
Au Raw	DD	904	0.01	514.80	6.76	21.19	448.97	3.13
Au 2.0m Composites	DD	437	0.01	514.80	6.40	19.41	376.75	3.03
Code 8 Allwood
Au Raw	DD	219	0.06	33.30	6.01	5.28	27.88	0.88
Au 2.0m Composites	DD	97	0.73	26.39	6.00	3.98	15.84	0.66
Code 9 Vertical
Au Raw	DD	840	0.01	7,368.00	35.78	281.15	79,045.32	7.86
Au 2.0m Composites	DD	283	0.01	1,115.37	27.31	92.33	8,524.83	3.38
Code 10 Benu W1
Au Raw	DD	336	0.01	56.50	26.16	1.87	3.50	0.07
Au 2.0m Composites	DD	104	0.04	67.62	22.73	8.95	80.10	0.39
Code 12 Phoenix Base
Au Raw	DD	802	0.01	1,694.70	11.37	61.82	3,821.71	5.44
Au 2.0m Composites	DD	324	0.01	806.87	11.21	47.41	2,247.71	4.23
Model:	1512_PRM		Descriptive Statistics
Date:	Dec-2015

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Variable	Data Type(s)	Number of Samples	Minimum	Maximum	Mean	Std Dev g/t	Variance g/t2	Coeff of Var
Code 13 Benu
Au Raw	DD	1884	0.01	7,707.00	17.53	6.17	38.07	0.35
Au 2.0m Composites	DD	735	0.04	71.63	13.62	3.76	14.14	0.28
Code 14 Benu FW
Au Raw	DD	573	0.03	86.80	9.18	1.22	1.49	0.13
Au 2.0m Composites	DD	213	0.35	55.20	8.87	6.63	43.96	0.75
Code 15 Kestrel
Au Raw	DD	768	0.01	25.20	3.92	3.04	9.24	0.78
Au 2.0m Composites	DD	318	0.01	19.21	3.85	2.21	4.88	0.57
Code 16 Bedding East
Au Raw	DD	996	0.01	17.40	6.41	7.48	55.95	1.17
Au 2.0m Composites	DD	430	0.22	17.54	6.06	7.86	61.78	1.30
Code 17 Shallow East Dippers
Au Raw	DD	63	0.27	22.80	5.58	4.60	21.16	0.82
Au 2.0m Composites	DD	29	1.45	11.79	5.17	2.73	7.45	0.53
Code 18 East Dipper
Au Raw	DD	714	0.01	65.30	6.57	6.06	36.70	0.92
Au 2.0m Composites	DD	329	0.01	24.50	6.25	4.05	16.36	0.65
Code 19 Sphinx
Au Raw	DD	72	0.03	90.70	8.52	12.32	151.73	1.45
Au 2.0m Composites	DD	28	1.69	44.78	8.53	8.62	74.30	1.01
Code 20 Eagle
Au Raw	DD	778	0.02	17,050.00	48.74	643.81	414,491.32	13.21
Au 2.0m Composites	DD	276	0.20	1,667.77	27.56	123.73	15,309.06	4.80

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-8 Descriptive Statistics for the Central Model

Model:	1506_CRM		Descriptive Statistics
Date:	Jun-2015
Variable	Data Type(s)	Number of Samples	Minimum	Maximum	Mean	Std Dev g/t	Variance g/t2	Coeff of Var
Code 1 Fosterville HG
Au Raw	DD	571	0.02	72.00	7.93	6.45	41.60	0.81
Au 2.0m Composites	DD	287	0.02	28.98	7.49	4.68	21.90	0.62
Code 2 Fosterville LG
Au Raw	DD	6,993	0.00	41.00	2.81	3.71	13.73	1.32
Au 2.0m Composites	DD	6,556	0.00	41.00	2.82	3.67	13.45	1.30
Code 3 Phoenix HG
Au Raw	DD	2,694	0.01	104.80	8.37	8.67	75.20	1.04
Au 2.0m Composites	DD	1,175	0.01	49.54	7.96	6.39	40.81	0.80
Code 4 Phoenix LG
Au Raw	DD	124	0.01	27.3	4.08	4.79	22.94	1.17
Au 2.0m Composites	DD	75	0.01	17.5	4.33	4.23	17.89	0.98
Code 5 Splay HG
Au Raw	DD	873	0.01	57.60	6.41	7.01	49.10	1.09
Au 2.0m Composites	DD	394	0.01	38.18	6.11	5.55	30.80	0.91
Code 6 Splay LG
Au Raw	DD	2,291	0.00	28.80	2.24	2.85	8.14	1.27
Au 2.0m Composites	DD	1,875	0.00	24.60	2.04	2.53	6.40	1.24
Code 7 Kite
Au Raw	DD	298	0.42	28.60	8.02	5.96	35.52	0.74
Au 2.0m Composites	DD	145	1.21	23.85	7.73	4.39	19.27	0.57
Code 10 Vulture
Au Raw	DD	595	0.14	24.20	5.03	2.86	7.84	0.56
Au 2.0m Composites	DD	313	0.45	19.9	4.97	2.35	5.52	0.47

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Model:	1506_CRM		Descriptive Statistics
Date:	Jun-2015
Variable	Data Type(s)	Number of Samples	Minimum	Maximum	Mean	Std Dev g/t	Variance g/t2	Coeff of Var
Code 11 Harrier OP
Au Raw	DD	1,635	0.00	15.33	2.44	2.69	7.24	1.10
Au 2.0m Composites	DD	1,574	0.00	15.33	2.41	2.66	7.08	1.10
Code 12 Phoenix Base
Au Raw	DD	184	0.01	52.40	10.51	8.80	77.44	0.84
Au 2.0m Composites	DD	84	0.01	32.40	10.08	7.08	50.13	0.70
Code 18 East Dipper
Au Raw	DD	245	0.06	59.40	7.52	6.50	42.25	0.86
Au 2.0m Composites	DD	114	0.32	24.61	7.25	4.06	16.48	0.56

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

A listing of composite statistics is provided in Table 14-9 for the (1512_PRM and 1506_CRM) Phoenix and Central Models.

Table 14-9 Composite statistics by composite length for the Central Model (1506_CRM) and Phoenix Model (1512_PRM).

Model	Composite Length	Number	% of Comps	Mean length (m)	Mean Grade (g/t Au)
1512_PRM	< 1.0m	461	11.8	0.66	8.09
	≥ 1.0 and <2.0m	1,082	27.6	1.38	9.19
	≥ 2.0m	2,372	60.6	2.08	12.75
	Total	3,915	100.0	1.72	11.22
1506_CRM	< 1.0m	86	2.1	0.68	4.92
	≥ 1.0 and <2.0m	572	14.0	1.34	7.14
	≥ 2.0m	3,431	83.9	2.03	0.56
	Total	4,089	100.0	1.91	1.57

Variography

Modeling of spatial continuity (variography) was carried out using MineSight software. Experimental variograms were generated from domain composites including new black shale domains. Sulphur is estimated in each domain as a variable using the domain geology shape with a general Sulphur variogram. Non-Carbonate Carbon (NCC) is estimated using two broad domain shapes, encompassing east and west geometries. Both geometries use a general variogram structure. Gold grade continuity is the highest along structures contained within parallel/oblique sedimentary host rock bedding contrasts. Within the parallel/oblique bedding zones it is common to see variogram structure ranges of up to 80m. In oblique/oblique host sedimentary settings the spatial grade continuity is less consistent, giving rise to variogram structures with ranges of less than 40m. Therefore high level mining decisions (reserve block and capital development) are made where drill spacing is at least 50m x 50m and a decision to mine a given level is only made on an indicated resource with a drill spacing of 25m x 25m (sulphide hosted gold resources only). A similar rationale currently exists for confidence around the development and extraction of the visible gold quartz hosted style mineralization.

Variogram parameters used for gold in the Northern Block Model (1201_NRM) estimation are listed inTable 14-10. Variogram parameters used for Sulphur and NCC in the block model estimation in the 1201_NRM are listed inTable 14-11.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-10 Variogram parameters used for Northern Model gold estimation.

	GOLD VARIOGRAM PARAMETER TABLE
1201_NRM
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	3rd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance	Nugget
	meds rotation
D01 Fosterville LG	0	20	70	3.7	5.7	7	5	5	1.6	20	20	10	3.2	48	55	15	14.20	26%
D02 Fosterville HG	0	20	70	3.7	5.7	7	5	5	1.6	20	20	10	3.2	48	55	15	14.20	26%
D03 Phoenix HG	355	20	50	20.0	10.0	10	15	5	21	45	25	10					51.00	39%
D06 Splay LG	0	20	60	7.0	1.0	10	10	5	11.8	30	20	10					19.80	35%
D07 Griffon	0	20	60	20.0	10.0	10	15	5	21	45	25	10					51.00	39%

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-11: Variogram parameters used for the Northern Model Sulphur and NCC estimation.

	SULPHUR VARIOGRAM PARAMETER TABLE
1201_NRM
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	3rd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance	Nugget
	meds rotation
D98 DOMA_ALL	0	20	50	0.19	0.295	12	10	5	0.75	33	20	10					1.24	15%

Variogram parameters used for gold in the Phoenix Block Model (1512_PRM) estimation are listed in Table 14-12

Variogram parameters used for sulphur and NCC in the Phoenix Block Model (1512_PRM) estimation are listed in Table 14-13

Variogram parameters used for gold in the Central Block Model (1506_CRM) estimation are listed in Table 14-14

Variogram parameters used for sulphur and NCC in the Central Block Model (1506_CRM) estimation are listed in Table 14-15

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-12 VariogramparametersusedforthePhoenixModel (1512_PRM) Gold Estimation.

	GOLD VARIOGRAM PARAMETER TABLE
1512_PRM(PhoenixModel)
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Z Rotation	X Rotation	Y Rotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance(Total Sill)	Nugget
	meds rotation								meds rotation
D01Audax	7	47	-10	0.62	0.66	60	45	20								1.28	48%
D01Audaxvar2	294	33	40	0.62	0.66	60	45	20								1.28	48%
D03PhoenixHG	10	30	50	20.00	10.00	10	15	5	10	30	50	21.00	45	25	10	51.00	39%
D03Phoenix HGvar 2	260	-50	5	20.00	10.00	10	15	5	260	-50	5	21.00	45	25	10	51.00	39%
D05SplayHG	0	20	70	7.00	1.00	10	10	5	0	20	70	11.80	30	20	10	19.80	35%
D05Splay HGvar 2	60	46	30	7.00	1.00	10	10	5	60	46	30	11.80	30	20	10	19.80	35%
D06Splays LG	0	20	70	7.00	1.00	10	10	5	0	20	70	11.80	30	20	10	19.80	35%
D06Splays LGvar 2	260	-50	5	7.00	1.00	10	10	5	260	-50	5	11.80	30	20	10	19.80	35%
D06 Splays LGoutlier estimation	5	15	70	7.00	1.00	9	9	9	5	15	70	11.80	9	9	9	19.80	35%
D08Allwood	6	2	50	7.00	1.00	10	10	5	6	2	50	11.80	10	10	5	19.80	35%
D08Allwood var 2	5	16	60	7.00	1.00	10	10	5	5	16	60	11.80	10	10	5	19.80	35%
D08Allwood var 3	35	30	15	7.00	1.00	10	10	5	35	30	15	11.80	10	10	5	19.80	35%
D09Vertical	1	10	90	0.61	0.34	70	50	25								0.95	65%
D09Verticalvar2	2	10	272	0.36	0.92	50	25	20	2	10	272	0.56	50	25	20	1.83	19%
D09Verticalvar3	180	13	90	0.61	0.34	70	50	25								0.95	65%
D09Verticalvar4	6	25	-40	20.00	10.00	70	50	25	6	25	-40	21.00	70	50	25	51.00	39%
D09Verticaloutlier estimation	5	15	35	20.00	10.00	9	9	9	5	15	35	21.00	9	9	9	51.00	39%
D10BenuW1	18	23	207	0.32	1.06	20	10	10	18	23	207	0.74	20	10	10	2.12	15%
D12PhoenixBase	57	35	5	20.00	10.00	10	15	5	57	35	5	21.00	45	25	10	51.00	39%
D12PhoenixBasevar2	50	45	30	20.00	10.00	10	15	5	50	45	30	21.00	45	25	10	51.00	39%
D12PhoenixBaseoutlierestimation	355	15	50	20.00	10.00	9	9	9	355	15	50	21.00	9	9	9	51.00	39%
D13Benu	5	15	70	0.37	0.13	32	20	10	5	15	70	0.01	57	30	15	0.51	73%
D13Benuvar2	285	-50	20	0.37	0.13	32	20	10	285	-50	20	0.01	57	30	15	0.51	73%
D13Benuvar3	10	7	60	0.37	0.13	32	20	10	10	7	60	0.01	57	30	15	0.51	73%
D13Benuoutlierestimation	5	15	70	0.37	0.13	7	7	7	5	15	70	0.01	7	7	7	0.51	73%
D14BenuFW	5	10	35	0.73	0.55	60	30	15								1.27	57%
D14BenuFWvar2	75	50	12	0.73	0.57	60	30	15								1.30	56%
D14BenuFWoutlierestimation	5	10	35	0.73	0.57	9	9	9								1.30	56%

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

	GOLDVARIOGRAMPARAMETERTABLE
1512_PRM (Phoenix Model)
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Z Rotation	X Rotation	Y Rotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance(Total Sill)	Nugget
	meds rotation								meds rotation
D15Kestrel	0	15	67	0.06	0.10	60	40	25								0.16	39%
D15Kestrelvar2	358	23	90	0.06	0.10	60	40	25								0.16	39%
D16BeddedEast	358	15	-80	0.06	0.10	70	50	25								0.16	39%
D16BeddedEastvar2	345	51	-75	0.06	0.10	70	50	25								0.16	39%
D16Bedded East outlier estimation	5	10	35	0.73	0.57	5	5	5								1.30	56%
D17ShallowEastDippers	8	17	-38	0.06	0.10	70	50	25								0.16	39%
D18EastDippers	358	15	-47	0.06	0.10	70	50	25								0.16	39%
D18East Dippers var 2	280	50	5	0.06	0.10	70	50	25								0.16	39%
D18EastDippersoutlierestimation	5	10	35	0.73	0.57	5	5	5								1.30	56%
D19Sphinx	NotReportedduetoInsufficientNuggetDetermination
D20Eagle	0	35	305	0.49	1.26	70	50	25	0	35	305	0.76	70	50	25	2.52	20%
D20Eagle	5	25	130	0.494	1.258	70	50	25	5	25	130	0.76	70	50	25	2.52	20%
D20Eagle outlier estimation	5	10	35	0.727	0.574	6	6	6								1.30	56%

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-13 Variogram parameters used for the Phoenix Model (1512_PRM)SulphurandNCCestimation.

	SULPHUR/NCC VARIOGRAM PARAMETER TABLE
1512_PRM(Phoenix Model)
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Z Rotation	X Rotation	Y Rotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance(Total Sill)	Nugget
	meds rotation								meds rotation
D99WasteSulphur	50	20	50	0.30	0.19	12	10	5	50	20	50	0.30	33	20	10	0.79	38%
D01AudaxSulphur	7	47	-10	0.30	0.19	8	10	8	7	47	-10	0.30	30	30	15	0.79	38%
D03PhoenixHGSulphur	10	30	50	0.30	0.19	8	10	8	10	30	50	0.30	30	30	15	0.79	38%
D05SplayHGSulphur	0	20	70	0.30	0.19	8	10	8	0	20	70	0.30	30	30	15	0.79	38%
D06Splays LGSulphur	0	20	70	0.30	0.19	8	10	8	0	20	70	0.30	30	30	15	0.79	38%
D08AllwoodSulphur	6	2	50	0.30	0.19	8	10	8	6	2	50	0.30	30	30	15	0.79	38%
D09VerticalSulphur	1	10	90	0.30	0.19	8	10	8	1	10	90	0.30	30	30	15	0.79	38%
D12PhoenixBaseSulphur	57	35	5	0.30	0.19	8	10	8	57	35	5	0.30	30	30	15	0.79	38%
D13BenuSulphur	5	15	70	0.30	0.19	8	10	8	5	15	70	0.30	30	30	15	0.79	38%
D14BenuFWSulphur	5	10	35	0.30	0.19	8	10	8	5	10	35	0.30	30	30	15	0.79	38%
D15KestrelSulphur	0	15	67	0.30	0.19	8	10	8	0	15	67	0.30	30	30	15	0.79	38%
D16BeddedEastSulphur	358	15	-80	0.30	0.19	8	10	8	358	15	-80	0.30	30	30	15	0.79	38%
D17ShallowEastDippersSulphur	8	17	-38	0.30	0.19	8	10	8	8	17	-38	0.30	30	30	15	0.79	38%
D18EastDippersSulphur	358	15	-47	0.30	0.19	8	10	8	358	15	-47	0.30	30	30	15	0.79	38%
D19SphinxSulphur	5	36	70	0.30	0.19	8	10	8	5	36	70	0.30	30	30	15	0.79	38%
D20EagleSulphur	0	35	305	0.30	0.19	8	10	8	0	35	305	0.30	30	30	15	0.79	38%
D90NCCOD	0	15	-65	0.01	0.01	20	10	5	0	15	-65	0.00	50	30	10	0.02	58%
D91NCCOD	0	15	75	0.01	0.01	20	10	5	0	15	75	0.00	150	75	15	0.02	58%

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-14 Variogramparameters used for the Central Model (1506_CRM)Gold estimation.

	GOLD VARIOGRAM PARAMETER TABLE
1506_CRM(Central Model)
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Z Rotation	X Rotation	Y Rotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance(Total Sill)	Nugget
	meds rotation								meds rotation
D01FostervilleHG	116	65	-50	3.70	5.70	7	5	5	116	65	-50	4.8	48	55	15	14.20	26%
~~D01FostervilleHG outlierestimation~~ 	355	15	50	20.00	10.00	7	7	7								30.00	67%
D02FostervilleHG	0	20	70	3.70	5.70	7	5	5	0	20	70	4.8	48	55	15	14.20	26%
D03PhoenixHG	10	30	50	20.00	10.00	10	15	5	10	30	50	21.0	45	25	10	51.00	39%
D03Phoenix HGvar 2	260	-50	5	20.00	10.00	10	15	5	260	-50	5	21.0	45	25	10	51.00	39%
D04PhoenixLG	0	20	50	2.40	1.00	10	15	5	0	20	50	2.65	35	25	10	6.05	40%
D05SplayHG	0	20	70	7.00	1.00	10	10	5	0	20	70	11.8	30	20	10	19.80	35%
D05Splay HGvar 2	60	46	30	7.00	1.00	10	10	5	60	46	30	11.8	30	20	10	19.80	35%
D06Splay LG	0	20	70	7.00	1.00	10	10	5	0	20	70	11.8	30	20	10	19.80	35%
D06Splay LGvar 2	260	-50	5	7.00	1.00	10	10	5	260	-50	5	11.8	30	20	10	19.80	35%
D07Kite	5	25	50	7.00	1.00	10	10	5	5	25	50	11.8	30	20	10	19.80	35%
D07Kite var 2	270	-45	5	7.00	1.00	10	10	5	270	-45	5	11.8	30	20	10	19.80	35%
D10Vulture	10	20	50	2.00	2.00	25	20	5	10	20	50	2.5	60	35	8	6.50	31%
D10Vulture var 2	91	50	-10	2.00	2.00	25	20	5	91	50	-10	2.5	60	35	8	6.50	31%
D10Vultureoutlierestimation	355	15	50	20.00	10.00	7	7	7								30.00	67%
D11HarrierOP	350	0	75	2.52	2.02	10	5	5	350	0	75	2.9	28	30	13	7.47	34%
D11HarrierOPvar2	55	70	30	2.52	2.02	10	5	5	55	70	30	2.9	28	30	13	7.47	34%
D12PhoenixBase	57	35	5	20.00	10.00	10	15	5	57	35	5	21.0	45	25	10	51.00	39%
D12PhoenixBasevar2	50	45	30	20.00	10.00	10	15	5	50	45	30	21.0	45	25	10	51.00	39%
~~D12Phoenix Baseoutlierestimation~~ 	355	15	50	20.00	10.00	7	7	7								30.00	67%
D18EastDippers	358	15	-47	0.06	0.10	125	50	25								0.16	39%
D18East Dippers var 2	338	53	-58	0.06	0.10	125	50	25								0.16	39%

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-15 Variogramparameters used for the Central Model (1506_CRM)Sulphur andNCC estimation.

	SULPHUR/NCCVARIOGRAMPARAMETERTABLE
1506_CRM(Central Model)
AREA	Z Rotation	X Rotation	Y Rotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Z Rotation	X Rotation	Y Rotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance(Total Sill)	Nugget
	meds rotation								meds rotation
D99WasteSulphur	0	20	50	0.30	0.19	12	10	5	0	20	50	0.30	33	20	10	0.79	38%
D98DomaallSulphur	0	20	70	0.30	0.19	8	10	8	0	20	70	0.30	30	30	15	0.79	38%
D98Domaall Sulphur var 2	35	60	60	0.30	0.19	8	10	8	35	60	60	0.30	30	30	15	0.79	38%
D90NCCOD	0	15	-65	0.01	0.01	20	10	5	0	15	-65	0.02	150	75	15	0.04	30%
D91NCCOD	0	15	70	0.01	0.01	20	10	5	0	15	70	0.02	150	75	15	0.04	30%
D92(Waste)NCCOD	0	15	-65	0.01	0.01	20	10	5	0	15	-65	0.02	150	75	15	0.04	30%

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.1.5	Resource Modeling

Block Models

For reasons of data handling, the Central Area was divided into three separate block models – Northern Central and Phoenix with the following extents and block dimensions contained within (Table 14-16)(Figure 14-22):

Table 14-16 Central Area Block Model dimensions.

Parameter	Northern	Central	Phoenix
Northing Min (m)	8,250	6,000	6,000
Northing Max (m)	10,250	8,250	8,250
Easting Min (m)	1,400	1,400	1,400
Easting Max (m)	2,100	2,100	1,850
RL Max (m)	5,200	5,200	4,600
RL Min (m)	4,800	4,600	4,000
X direction m (East)	2	2	2
Y direction m (North)	10	10	10
Z direction m (Vertical)	5	5	5

All models use Ordinary Kriging to interpolate grades.

Top Cuts

Historically, gold grades generated by disseminated sulphides were top cut to 75 g/t Au to limit the influence of a low number of high-grade intercepts. This changed in late 2014 and on into 2015 where the Central Area saw an increase in the number of high-grade assays associated with visible gold intersections into the Phoenix, Lower Phoenix and Eagle areas. The sudden change of support (Table 14-17) initiated a review of applicable top cuts and sourcing independent advice from QG consultants.

Table 14-17 Comparison between number of composites present above the cut off value between 2014 and 2015 for the same resource area.

Model Year	2m Composite Grade Cut-off (g/t Au)
	25 g/t	50 g/t	75 g/t	100 g/t	150 g/t	200 g/t
	Number of Composites above Grade Cut-off
2014	72	20	14	10	8	5
2015	208	75	60	46	34	23

On review of the Central Area dataset, QG recommended utilizing the Coefficient of Variation (CV) statistic as an outlier identification tool. The methodology suggested involved sorting the sample population to be analyzed from minimum to maximum grade and then the CV is calculated iteratively by removing the highest grades sequentially from the data set, The calculated CV's should be plotted against the number of samples removed from the population. This produces a curve that starts with a steep negative slope and gradually flattens to approach the horizontal. The rate of change in the CV will decrease as more and more samples are removed from the dataset. A reasonable indication of outlier grade can be determined by examining the rate of change in CV and selecting a point where the impact of removing another sample is relatively low.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

As with most statistical analysis methods, the approach is reliant on the number of data points within the population. The relative ease of generating the dataset and plots allows consistent review and updating of applicable top cuts from model to model.

With review of the below graphs, the D09 Vertical (Figure 14-18) and D10 Benu W1 (Figure 14-19) domains show top cuts that are not aligned with their plotted CV changes. The D10 Benu W1 suffers from the sample support being a high grade but narrow domain. The D09 Vertical domain is well supported; however, caution has been applied to directly applying the upper CV value top cut due current disparities with mill reconciled values. The D13 Benu (Figure 14-20) domain has a significant inflection on the CV trend line at between 56 and 88 g/t. This is in line with the top cut sought for the interpolation at 75g/t. The D20 Eagle (Figure 14-21) domain data exhibits a CV level of just above 1.0 at the 93g/t level. Again this is consistent with the top cut being optimized at 90g/t.

Using the methodology, the Phoenix Resource Model had a number of component domains have their top cuts increased (Table 14-18).

Importantly, model vs mill reconciliation performance is reviewed in parallel with the statistical analysis of data populations when deciding on top cut application. As data populations increase through additional drilling and mining in the visible gold environments of Lower Phoenix top cuts will be revised on an ongoing basis.

In addition to the Au top cut, an interpolation range limit was imposed on samples in most of the domains within the Phoenix 1512_PRM Resource model. The range limits imposed, vary between 10 and 60m for assay grades varying between 12-30 g/t Au. This limit was imposed to decrease the importance of locally estimated blocks with very high composite sample grades (>70 g/t Au) where sample support was low.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-18 Coefficient of Variation method applied to the D09 Vertical Domain

Figure 14-19 Coefficient of Variation method applied to the D10 Benu W1 Domain

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-20 Coefficient of Variation method applied to the D13 Benu Domain

Figure 14-21 Coefficient of Variation method applied to the D20 Eagle Domain

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-18 Top cuts applied within the Phoenix Resource Model 2015, g/t Au

Domain Name	Domain Number	Top Cut Applied
Audax	1	75
Phoenix HG	3	75
Splay HG	5	75
Splay LG	6	75
Allwood	8	75
Vertical	9	120
Benu W1	7	100
Phoenix Base	8	75
Benu	9	75
Benu FW	14	75
Kestrel	15	75
Bedded East	16	75
Shallow East Dippers	17	75
East Dippers	18	75
Sphinx	19	75
Eagle	20	90

Search Criteria

Gold, Sulphur and NCC grades are only interpolated into blocks meeting the following criteria:

•	Greater than 1% of the block volume is inside one of the domain envelopes
•	Blocks within one of the Resource domain category solids
•	Blocks whose search ellipse includes at least 1 composite, depending on the particular mineralized envelope

The search ellipse geometries were chosen to reflect the geology, variogram model and drill spacing of the relevant zone so that a block could ‘see’ at least the nearest sections along strike and holes up or down dip ..

Only composites meeting the following criteria are used to interpolate any one block, where:

•	Composites (to a maximum of 35) within the search ellipse dimensions and search area limits.
•	More than 35 composites lie within the search ellipse, the closest 35 samples in anisotropic ellipsoid space are used.
•

There was no directional de-clustering employed in the 1512_CRM Model or the 1506_CRM Model. A maximum of 10 composites per quadrant were estimated in a four sector quadrant search in the 1201_NRM Model (Table 14-21).

•	Codes of both the composite and the block were matched by correlating the coded composite item with the coded block model item.
•	A maximum of four composites can be taken from any single drill hole.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-22 Long Projection showing Northern, Central and Harrier Model extents as of December 31, 2015

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

To ensure the suitability of the search ellipses used for interpolation, a Kriged ‘de-bug’ search ellipse was created in MineSight on selected domains for the variogram to be used allowing visual inspection of the composites and Kriging weights calculated for the block at the center of the ellipse.

An additional ‘outlier’ sub domain was introduced within the 1512_PRM Model for the Phoenix, East Dippers and Eagle Zones. Similarly, the 1506_CRM Model also had outlier sub-domains employed in selected domains. This was to restrict the influence of lower grade composite Au values smearing into high-grade areas of the resource shown in Table 14-20.

Search ellipses in Figure 14-23 show the maximum range extents that composites can be used to estimate a block. Range extents for the 1512_PRM Model can be seen in Table 14-19. Search routines used to interpolate blocks in the model are a combination of a broad extensive search based on a low sample support estimate combined with an overprint of a tighter higher supported estimation, particularly relevant in areas of tighter drill spacing.

The steep search ellipse criteria, limits the strike influence of the high-grade shoots described in Section 14.1.3. There is some geological evidence to suggest that the steep mineralized shoot geometry is a result of the intersection of splay faults with the main west dipping fault structures, however subtle changes in fault strike may also be responsible for this observed trend. This shoot geometry is usually associated with wider zones of mineralization increasing the number of composites available at a higher grade than is seen towards the edges of the mineralization. Support for a steeper fault intersection plunging shoot can be seen in the 1512_PRM model, specifically the DOMAIN=1 Audax and DOMAIN=9 Vertical intersection where the associated intersection plunge is steep to the south and is reflected in the second search included within the higher supported interpolation for the DOMAIN=1 Audax.

Similarly, the 1506_CRM Central Model includes a second intersection plunge shoot interpolation on a number of domains to capture both the extensive block interpolation on the periphery of the respective domain and to provide a higher level of block/sample support in those areas of tighter drill spacing. Range extents for the 1506_CRM Model can be seen inTable 14-20.

Figure 14-23 depicts the DOMAIN=13 Benu Resource with its first and second search ellipses for Gold interpolation. Rotations are in MineSight coordinates.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-19 Search parameters for the Phoenix Model (1512_PRM)

	SEARCHPARAMETERTABLE
1512_PRM(Phoenix model)
DOMAIN	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 1st search	max. samples 1st search	yaxis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 2nd search	max. samples 2nd search	Quadrant sample selection	max. samples per hole
	1st/3rd search distance			rotation			sample number definition		2nd/4thSearchDistance			rotation			sample number definition
D01Audax	90	50	20	7	47	-10	2	35	70	30	10	294	33	40	3	35	No	2
D03PhoenixHG	70	50	40	10	30	50	2	35	50	20	20	260	-50	5	4	35	No	2
D05SplayHG	80	60	40	0	20	70	1	35	50	40	20	60	46	30	4	35	No	3
D06Splays LG	115	105	50	0	20	70	2	35	50	20	20	260	-50	5	4	35	No	4
D06 Splays LGoutlier estimation	9	9	9	5	15	70	1	35									No	2
D08Allwood	300	150	50	6	2	50	1	35	60	60	30	5	16	60	1	35	No	2
D08Allwood third/fourth search	50	25	15	35	30	15	4	35									No	2
D09Vertical	180	60	20	1	10	90	1	35	50	25	20	2	10	272	2	35	No	2
D09Verticalthird/fourthsearch	60	30	20	180	13	90	3	35	60	40	20	6	25	-40	6	35	No	2
D09Verticaloutlierestimation	9	9	9	5	15	35	1	35									No	2
D10BenuW1	40	30	15	18	23	207	2	35	20	15	10	18	23	207	3	35	No	2
D12PhoenixBase	80	50	30	57	35	5	1	35	60	30	30	50	45	30	5	35	No	2
D12PhoenixBaseoutlierestimation	9	9	9	355	15	50	1	35									No	2
D13Benu	130	80	30	5	15	70	2	35	50	20	20	285	-50	20	2	35	No	3
D13Benuoutlier estimation	7	7	7	5	15	70	1	35									No	2
D14BenuFW	100	60	30	5	10	35	2	35	70	30	20	75	50	12	5	35	No	2
D14BenuFWoutlierestimation	9	9	9	5	10	35	1	35									No	2
D15Kestrel	100	80	40	0	15	67	1	35	70	50	20	358	23	90	3	35	No	2
D16BeddedEast	80	50	20	358	15	-80	1	35	40	20	10	345	51	-75	3	35	No	4
D16Bedded East outlier estimation	5	5	5	5	10	35	1	35									No	2
D17ShallowEastDippers	90	55	30	8	17	-38	2	35									No	4
D18EastDippers	110	80	30	358	15	-47	1	35	50	20	20	280	50	5	3	35	No	4
D18EastDippersoutlierestimation	5	5	5	5	10	35	1	35									No	2
D19Sphinx	100	50	20	5	36	70	2	35	50	40	20	5	36	70	4	35	No	2
D20Eagle	65	40	30	0	35	305	2	35	35	15	5	5	25	130	5	35	No	4
D20Eagle outlier estimation	6	6	6	5	10	35	1	35									No	2

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-20 SearchparametersfortheCentralModel (1506_CRM)

	SEARCHPARAMETERTABLE
1506_CRM(Central model)
DOMAIN	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 1st search	max. samples 1st search	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 2nd search	max. samples 2nd search	Quadrant sample selection	max. samples per hole
	1st/3rd Search distance			Rotation			Sample number definition		2nd/4thSearchDistance				Rotation		Sample number definition
D01FostervilleHG	80	30	20	116	65	-50	2	35	80	20	20	116	65	-50	4	35	No	4
~~D01FostervilleHGoutlierestimation~~ 	7	7	7	355	15	50	1	35									No	4
D02FostervilleHG	160	160	80	0	20	70	2	35	80	80	50	0	20	70	8	35	No	4
D03PhoenixHG	70	50	40	10	30	50	2	35	50	20	20	260	-50	5	4	35	No	2
D04PhoenixLG	85	75	40	0	20	50	2	35	70	40	40	0	20	50	8	35	No	4
D05SplayHG	80	55	45	0	20	70	1	35	50	40	20	60	46	30	4	35	No	4
D06Splay LG	110	90	40	0	20	70	2	35	50	20	20	260	-50	5	4	35	No	4
D07Kite	80	60	30	5	25	50	1	35	50	30	30	270	-45	5	4	35	No	4
D10Vulture	115	90	45	10	20	50	1	35	80	30	20	91	50	10	3	35	No	2
D10Vultureoutlierestimation	7	7	7	355	15	50	1	35									No	4
D11HarrierOP	100	100	80	350	0	75	6	35	40	30	20	55	70	30	4	35	No	4
D12PhoenixBase	80	50	40	57	35	5	1	35	60	30	30	50	45	30	5	35	No	2
~~D12PhoenixBaseoutlierestimation~~ 	7	7	7	355	15	50	1	35	60	30	30	50	45	30	5	35	No	2
D18EastDippers	110	80	30	358	15	-47	1	35	80	40	20	338	53	-58	3	35	No	2

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-21 SearchparametersfortheNorthernModel(1201_NRM)

	SEARCHPARAMETERTABLE
1201_NRM(Northern Model)
DOMAIN	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 1st search	max. samples 1st search	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 2nd search	max. samples 2nd search	Quadrant sample selection	max. samples per hole
	1st/3rd search distance			rotation			sample number definition		2nd/4thSearchDistance				rotation		sample number definition
D01FostervilleHG	100	100	50	0	20	70	2	35	40	40	20	0	20	70	5	35	10	4
D02Fosterville LG	100	100	80	0	20	70	6	35	80	80	50	0	20	70	8	35	10	4
D03PhoenixHG	120	120	50	355	20	50	3	35	60	50	30	355	20	50	8	35	10	4
D06Splays LG	120	120	50	0	20	60	1	35	100	100	50	0	20	60	8	35	10	4
D07Griffon	80	80	50	0	20	60	8										10	4

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-23 Search ellipses for DOMAIN=13 Benu

The resultant block models are therefore tightly constrained by wireframe models derived from detailed geological interpretation and modeling of the mineralized zones. This provides the vital basic geological control over the computer-generated grade estimations. A section through the block model is included in Figure 14-24.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-24 Section through the Central Model (6750mN), showing the DOMAIN=13 Benu,
DOMAIN=9 Vertical, DOMAIN=10 Benu W1 and DOMAIN=20 Eagle mineralization envelope.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Bulk Density

During the course of 2013, a review was conducted of the bulk density values used at Fosterville including analysis of all diamond core data and grab sample analysis from known production locations. Bulk density measurements conducted on production samples via a water displacement method (Lipton, 1997) shows the average densities of mineralized material at 2.79 t/m3, stibnite material at 3.20 t/m3 and waste material at 2.76 t/m3 (Table 14-22). Further support can be seen in Figure 14-25where a total of 1,078 samples of mineralized and un-mineralized samples were charted against their respective reduced level. From the graphs produced, it can be seen that data below 4500m RL are greater than the previously used model bulk density value of 2.72 t/m3. When looking at only mineralized samples above a 1.0 g/t Au cut-off in Figure 14-26, there is a clear step change below 4500m RL with an average density of 2.80 t/m3. It is important to note that data points around 4200m RL shown in Figure 14-26 show a drop in density, however, this is due to insufficient number of samples taken at around this level. A decision was made to increase model density below 4500m RL from 2.72 t/m3 to 2.78 t/m3 given the supporting evidence.

Table 14-22 Bulk density samples from underground production locations.

Source	Reduced Level (m)	Description	Calculated Density (t/m3)
O4640	4640	Mineralized	2.77
O4640	4640	Mineralized	2.68
C4480	4480	Mineralized	2.75
C4480	4480	Mineralized	2.94
C4480	4480	Stibnite	3.52
C4460	4460	Mineralized	2.84
C4460	4460	Mineralized	2.75
C4460	4460	Stibnite	3.00
C4460	4460	Stibnite	3.07
C4460	4460	Waste	2.67
C4460	4460	Waste	2.77
C4480	4480	Waste	2.82
C4480	4480	Waste	2.79
O4640	4640	Waste	2.70
O4640	4640	Waste	2.79

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-25 Diamond drill core bulk density values vs. reduced level for data up to October 2013.

Figure 14-26 Diamond drill core bulk density values (intervals >1g/t Au) vs. RL for data up to October 2013.

Bulk Density within the oxide zone from surface to base of complete oxidation is determined from RC drilling, and test work assigns it a value of 2.40 t/m3. Fresh rock is then divided into four zones determined by test work carried out on the diamond drill core. The three categories are based on relative level with transitional material between fresh and oxide above 5050mRL assigned 2.56 t/m3, fresh material between 5050 and 5000mRL assigned 2.64 t/m3, fresh material between 5000mRL and 4500mRL assigned 2.72 t/m3 and fresh material below 4500mRL assigned 2.78 t/m3 (Figure 14-27).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-27 Bulk density values used in resource models.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Mineral Resource Classification

The mineral resource estimates were generally classified according to the following parameters:

•

Areas that have proximal underground development (as a draw point to a stoping block) were classified as Measured Mineral Resources with the Resources having adjacent mapping, face sampling and sludge sampling through the area. This does not extend to the material in stoping blocks below the lowest developed level in the area.

•	Areas drilled up to a spacing of 25m x 25m were classified as Indicated Mineral Resources.
•	Areas drilled to spacing wider than 50m x 50m were classified as Inferred Mineral Resources.

These parameters may vary subject to the level of geological confidence in specific areas.

Figure 14-28 depicts Mineral Resource classifications and Reserves encompassing the Central and Phoenix Areas as at December 31, 2015.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Fosterville Gold Mine Longitudinal Projection Looking West
John's Pit
Harrier Pit
Ellesmere Pit
Ellesmere Portal
Falcon Portal
Falcon Pit
5500
5000
4500
4000
6500 N
7000 N
7500 N
8000 N
8500 N
9500 N
10000 N
0
500
1000
Metres
Newmarket Gold
LEGEND
December 2015 Mineral Resource
- Measured
- Indicated above 5050m RL (incl oxide)
- Indicated below 5050m RL
- Inferred
Resources are reported using the lower cut-offs:
0.7g/t Au for Oxide.
1.0g/t Au for Transitional and Fresh Resources above the 5050m RL.
3.0g/t Au for all Resources below 5050m RL
December 2015 Mineral Reserve
- Proved and Probable Reserve
December 2015 Mining Depletion
- Mined from Underground
- Mined from Open Pit

Figure 14-28 Longitudinal projection looking west, showing Mineral Resource classification.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.1.6	Results

Results for the Mineral Resources contained in the Central Area (Central, Phoenix and Northern Model) are provided in Table 14-1.

14.2	Harrier Area

The Harrier UG Area resides within the bounds of the Southern Model Area and replaced the Wirrawilla region in 2009, while not encompassing the Daley’s Hill Open Pit region. Project definitions and model boundaries were altered to coincide with the transition of the Harrier UG project from Exploration to Mine Geology (Figure 14-1).

In late 2009 a focused detailed review of the information gathered was undertaken to determine mining risk. Analogues derived from systems developed to understand Central Area geology were applied to the Harrier UG dataset. While fundamental Fosterville geological principles such as the larger faulting systems, stratigraphy and plunge were found to be sound, the inter-relationship between structure and grade required further investigation.

14.2.1	Area Geology

Within the Harrier UG Model area, there appear to be two main zones of mineralization, one zone associated with the Harrier Fault System and the other with the Osprey Fault System. Both systems trace their roots back to movement along the Fosterville Fault; however appear to differ at their nucleation points with the Osprey System sitting higher in the system with relation to the Harrier System (Figure 14-29).

Both systems generate most of their fault related mineralization within oblique/oblique environments as movement propagates away from the Fosterville Fault. The systems are related by the way of linking structures that strike ~5° to the north as opposed to the Osprey and Harrier Systems that strike ~350° to the north. The relationship between structures takes on large en echelon type geometry with mineralization intensity increasing at the intersections between main systems and linking structures.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-29 Geological cross section through the Harrier Area at 5312.5mN.

Initial drilling was conducted from surface to build the Harrier Ore body on a 50m x 50m drill centered program. Since 2011, with the progression of the Harrier decline, drill centers have been drawn into a 25m x 25m drill spacing allowing domains to be built into 25m sections. Areas of particular geological difficulty have also be drilled into 12.5m centers with domains also being constrained using underground face mapping, sampling and sludge hole sampling data. Drill program progress was improved with the addition of the Harrier 4625RL Diamond Drill Drive which provided resource definition as far south as 4850mN. In 2016 there is a planned drilling program of approximately 32,208 meters. The aim is to improve the drilling spacing to 25m x 25m southwards to approximately the 4900mN to support mining studies.

14.2.1	Geological Modeling

Geology Models were developed using similar methodology to that discussed in 14.1.2 within the Central Area

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.2.2	Domains

Based on observed variations in geology, variography, geochemistry, statistics and spatial location within the Fosterville mine area, mineralization in the Harrier Area has been divided into nine unique domains and one common Splay domain shared with the Central Area. The domains and domain codes corresponded to:

6.	Splay LG (Low-grade) – common to Harrier and Central Areas
20.	Harrier
21.	Harrier Base
22.	Harrier Link
24.	Harrier HW – HW= Hanging wall
25.	Harrier Splay
30.	Osprey
31.	Osprey Base
32.	Osprey Link
35.	Osprey Splays

The domains can be generically categorized into two groups, Harrier (5 Domains) Figure 14-30, Osprey (4 Domains) Figure 14-31 including various Splays. Harrier and Osprey domain differentiations are driven primarily on grade population differences between structures that reside within close proximity to each other. The host geology of the mineralization within the Harrier UG Area is consistent with details listed within the Central Area.

Figure 14-30 Longitudinal projection of Harrier Mineralized Zone

The Harrier System is interpreted to have developed as reverse thrust faulting progressed up the Fosterville Fault reaching the anticline, refracting and developing a complex system of splay faults that link across to the eastern syncline hinge. Fault propagation continues across east dipping interbedded sandstone and shale beds before movement conforms into the large Harrier Shale package. Movement into the Eastern syncline and Harrier Shale package develops several minor hinge offsets along early LQ veins that create localized zones of oblique/parallel mineralization.

The Harrier Shale package proximal to the orebody has been is estimated to be ~30m in thickness with several LQ veins throughout the succession. Major LQs were correlated along strike and structurally wireframed to create the Harrier Base and Harrier Upper Faults. The total displacement over the Harrier suite of faults is about 120m.

The Harrier Mineralized Zone extends through to surface having been mined as the Harrier Open Pit with its northern most extent around 7300mN. The system has an overall plunge of 25o with the main underground shoot of mineralization not beginning until around the 4760mRL. The Harrier Zone consists of 5 distinct domains including the Harrier, Harrier Base Harrier Link, Harrier Splay and Splay LG Domains.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Mineralization within the Harrier Zone consists of primary sulphides including arsenopyrite and pyrite with the area having only localized amounts of stibnite. The sulphides are disseminated into the host sandstone and shale packages around strongly faulted and fractured areas. Grade tenor proxies utilized in the Central Zone such as the percentage of arsenopyrite can be misleading due to mica rich sand horizons being mistaken for mineralization, silicification of host rocks giving a false indication of quartz fluid flow and fine sulphide crystal growth that can be overlooked as dust or sedimentary fine grains.

Figure 14-31 Longitudinal projection of Osprey Mineralized Zone

The Osprey System is modeled ~50m hangingwall to the Harrier system and appears to be the last splay fault that bifurcates from the Fosterville Fault before the Fosterville anticline. The movement seen on the Osprey appears to maintain its offset to the Harrier System up dip however does not appear to connect through to the eastern syncline hinge as the Harrier System does. There is growing support to suggest that mineralization in the Osprey System is directly influenced by the western limb of the Harrier Shale package as areas of intersection appear to act as a barrier to the flow of mineralization further up dip of the Osprey System.

The Osprey System shares similar geometries to that seen in the Harrier System with economic mineralization largely running in parallel between 5420mN and 5100mN. North of 5420mN, the Osprey system mineralization links across to the Harrier system utilizing the linking structures. South of 5100, the Osprey System appears to trend more north-south with similar trends to the second order linking structures. Structures that trend more north-south appear to take on a lower grade tenor than those that strike towards ~355°, although the controls on why this occurs is poorly understood and further drilling to the south is required to see if there is a data support issue with the interpretation

The Osprey System consists of four distinct geometries including the Osprey, Osprey Base, Osprey Link and Osprey Splays. The main shoot of Osprey mineralization is encompassed within the Osprey domain that is modeled south of 5725mN and remains open at depth. The Osprey System has similar geological properties to the Harrier System (Strike ~355°, Dip ~40°, and Plunge ~ 20°), however, gains some complexity around 5450mN where multiple converging geometries are modeled.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.2.3	Drilling Data

Compositing

Similar to the Phoenix Model (1512_PRM), coded Harrier drill data was composited to 2m lengths with a 1m add-back threshold to avoid an increase in small intervals close to the margins of the coded mineralized domains. If the final composite was less than 1m, it was added to the previous composite making a composite with a length between 2m and 3m, refer to Figure 14-17. Final composites between 1m and 3m in length were left as is.

The Harrier Model (1512_HRM) has used a total of 651 drill holes with 79 RC (12%) and 572 diamond holes (88%).

Table 14-23 includes Descriptive model statistics for the Harrier Model (1512_HRM).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-23Descriptive statistics for theHarrierModel(1512_HRM).

Model:	1512_HRM		Descriptive Statistics
Date:	Dec-2015
Variable	Data Type(s)	Numberof Samples	Minimum sample grade g/t	Maximum sample grade g/t	Mean grade g/t	StdDev g/t	Variance g/t2	Coeff of Var
Code 6 Splay LG
AuRaw	DD	500	0.01	27.10	3.24	3.82	14.59	1.18
Au2.0mComposites	DD	310	0.01	24.60	3.14	3.47	12.04	1.11
CodeHarrier
AuRaw	DD	958	0.01	45.30	6.84	5.93	35.16	0.87
Au2.0mComposites	DD	475	0.28	28.27	6.88	4.69	22.00	0.68
Code21HarrierBase
AuRaw	DD	93	0.06	31.00	7.01	6.85	46.92	0.98
Au2.0mComposites	DD	43	0.59	26.54	7.07	5.53	30.58	0.78
Code22HarrierLink
AuRaw	DD	29	1.36	10.70	4.08	2.46	6.05	0.60
Au2.0mComposites	DD	17	2.11	7.94	3.76	1.50	2.25	0.40
Code24HarrierHW
AuRaw	DD	247	0.03	31.60	7.32	5.81	33.76	0.79
Au2.0mComposites	DD	120	0.04	20.11	7.28	4.50	20.25	0.62
Code25HarrierSplay
AuRaw	DD	392	0.01	26.90	5.77	4.14	17.14	0.72
Au2.0mComposites	DD	189	0.46	20.80	5.60	2.94	8.64	0.53
Code30Osprey
AuRaw	DD	818	0.01	29.80	6.37	5.08	25.81	0.80
Au2.0mComposites	DD	422	0.02	27.32	6.25	4.26	18.15	0.68
Code31OspreyBase
AuRaw	DD	78	0.09	24.70	5.61	4.60	21.16	0.82
Au2.0mComposites	DD	37	0.60	14.53	5.53	3.31	10.96	0.60
Code 32 Osprey Link
AuRaw	DD	129	0.07	16.80	4.87	3.29	10.82	0.68
Au2.0mComposites	DD	71	0.73	10.66	4.89	2.30	5.29	0.47
Code35OspreySplays
AuRaw	DD	257	0.10	24.00	5.34	4.12	16.97	0.77
Au2.0mComposites	DD	142	0.20	15.75	5.17	3.11	9.67	0.60

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 14-24 includes composite length statistics for the composite file used in the Harrier Model.

Table 14-24 Composite statistics by composite length for the (1512_HRM) Harrier Model

Composite length	Number	% of comps	mean length (m)	mean grade (g/t Au)
< 1.0m	183	10.0%	0.63	4.50
≥ 1.0m and < 2.0m	573	31.4%	1.34	5.27
≥ 2.0m	1071	58.6%	2.11	5.94
Total	1827	100%	1.72	5.59

No Au top cuts were imposed in the 1512_HRM Model. However, similar to the Phoenix and Central Models, search limiting was used to contain 12 – 20g/t Au data to interpolation distances less than the primary search distance for a given domain.

Variography

The Harrier Model shares many common elements with the Phoenix Model. During 2015, very little Mineral Resource was added to Harrier domains either by re-interpretation from mapping and sludging or by the very small amount of drilling added. Variography was conducted on the DOMAIN=20 Harrier domain in 2013 (ore wireframe) and variography was optimized using known geological interpretation. A sub-set of the domain data was used that favored longer ranges, i.e. where fault segments of controlling faults have oblique/parallel structural settings. The variogram and search parameters for the Harrier (1512_HRM) Model domains are summarized in Table 14-25 and Table 14-26, both with respect for gold but also for sulphur and NCC (non-carbonate carbon).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-25 Variogramparametersused fortheHarrierModel goldestimation.

GOLDVARIOGRAMPARAMETERTABLE
1512_HRM(HarrierModel)
AREA	ZRotation	XRotation	YRotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	ZRotation	XRotation	YRotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Variance (Total Sill)	Nugget
	meds rotation								meds rotation
Code 6 Splay LG	5	5	55	7.00	1.00	10	10	5	5	5	55	11.80	30	20	10	19.80	35%
Code 6 Splay LGvar 2	355	16	55	7.00	1.00	10	10	5	355	16	55	11.80	30	20	10	19.80	35%
Code20Harrier	23	38	44	6.41	15.54	73	45	20	23	38	44	21.95	73	45	20	43.90	15%
Code 20 Harrier var 2	77	51	10	20.93	10.10	65	20	10	77	51	10	31.04	65	20	10	62.07	34%
Code20Harrieroutlierestimation	70	60	5	20.93	10.10	7	7	7	70	60	5	31.04	7	7	7	62.07	34%
Code21HarrierBase	8	30	50	2.52	2.02	10	5	5	8	30	50	2.93	28	30	13	7.47	34%
Code 21 Harrier Base var 2	70	50	5	2.52	2.02	10	5	5	70	50	5	2.93	28	30	13	7.47	34%
Code22HarrierLink	10	1	60	2.52	2.02	10	5	5	10	1	60	2.93	28	30	13	7.47	34%
Code24 HarrierHW	5	20	66	3.90	3.00	45	20	5	5	20	66	5.10	75	36	10	12.00	33%
Code25HarrierSplay	150	20	-40	2.52	2.02	10	5	5	150	20	-40	2.93	28	30	13	7.47	34%
Code 25 Harrier Splay var 2	80	58	10	2.52	2.02	10	5	5	80	58	10	2.93	28	30	13	7.47	34%
Code25HarrierSplayoutlier estimation	80	58	10	2.52	2.02	7	7	7	80	58	10	2.93	7	7	7	7.47	34%
Code30Osprey	355	20	50	2.52	2.02	10	5	5	355	20	50	2.93	28	30	13	7.47	34%
Code 30 Osprey var 2	114	47	-20	9.62	6.60	28	30	13	114	47	-20	16.20	59	20	10	32.42	30%
Code30Ospreyoutlierestimation	114	47	-20	9.62	6.60	7	7	7	114	47	-20	16.20	7	7	7	32.42	30%
Code31OspreyBase	18	30	50	2.52	2.02	10	5	5	18	30	50	2.93	28	30	13	7.47	34%
Code 31 Osprey Base var 2	70	50	15	2.52	2.02	10	5	5	70	50	15	2.93	28	30	13	7.47	34%
Code 32 Osprey Link	100	48	0	2.52	2.02	10	5	5	100	48	0	2.93	28	30	13	7.47	34%
Code35OspreySplays	355	23	47	2.52	2.02	10	5	5	355	23	47	2.93	28	30	13	7.47	34%
Code 35 Osprey Splays var 2	3	23	47	2.52	2.02	10	5	5	3	23	47	2.93	28	30	13	7.47	34%

Table14-26 Variogram parameters used for the Harrier Model Sulphur and NC Cestimation

SULPHUR/NCC VARIOGRAM PARAMETER TABLE
1512_HRM(Harrier Model)
AREA	ZRotation	XRotation	YRotation	Nugget	1st Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	ZRotation	XRotation	YRotation	2nd Rotation Spherical Sill	Range (y)	Range (x)	Range (z)	Total Varianc (Total Sill)	Nugget
	meds rotation								meds rotation
D99WasteSulphur	355	20	50	0.30	0.19	12	10	5	355	20	50	0.30	33	20	10	0.79	38%
D98DomaallSulphur	355	20	50	0.30	0.19	12	10	5	355	20	50	0.30	33	20	10	0.79	38%
D98DomaAllNCC	0	20	50	0.01	0.05	20	10	5	0	20	50	0.06	150	75	15	0.12	10%
D99(Waste)NCC	0	20	50	0.01	0.05	20	10	5	0	20	50	0.06	150	75	15	0.12	10%

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.2.4	Resource Modeling

Block Models

The Harrier Block Model was created to allow modeling of mineralization between 4700mN and 6250mN (Table 14-27).The XYZ block dimensions of 2m (east) by 10m (north) by 5m (RL) were used.

This block size was chosen after consideration of:

•	Drilling with the intent to mine was conducted at a nominal density of 25m by 25m spacing, although some areas of the Harrier Mineral Resource are drilled to 12.5m spacing;
•	Variogram model ranges between 10m to 30m;
•	Typical mineralization width of 4m to 8m; and
•	Likely underground mining methods (Smallest Mining Unit).

Table 14-27 Harrier Block Model extents and cell size.

Model Extents	Minimum	Maximum	Cell	Dimension (m)
Northing (m N)	4,700	6,250	X Direction (East)	2
Easting (m E)	1,400	2,100	Y Direction (North)	10
Reduced Level (m RL)	4,200	5,200	Z Direction (Vertical)	5

The Harrier Block Model used Ordinary Kriging to interpolate grades without a composite top cut.

Search Criteria

Search Criteria methods and justification within the Harrier Block Model are the same as those used for the Central Area.

Similarly to the 1512_PRM (Phoenix Model) the Harrier underground model employed:

•	No direction de-clustering.
•	A maximum of one to six composites per drill hole, dependent on intercept width and drill hole spacing. The restriction was enforced to minimize single-hole block estimation.
•	A lower composite outlier ‘soft boundary’, used to limit the effect of grade variability influencing higher grade and more densely supported area.

Search ellipses, shown in Figure 14-32, depict the maximum range extents that composites can be used to estimate a block. Search parameters for the Harrier Block Model are provided in Table 14-28. Model test work combined with visual validation of mapping, culminated in employing e a shallow plunging search informing distal blocks with as few as two composites within the DOMAIN=20 Harrier domain (ore wireframe). This was combined with a steep plunging overprint that required three composites. The net effect allowed poorly informed blocks on the periphery of the DOMAIN=20 Harrier domain to be estimated whilst areas that were well informed had to fulfil the stricter criteria to influence block grades. In addition, Table 14-28 includes the search parameters for the lower composite outlier soft boundary which was employed by using a sub domain inside the DOMAIN=30 Osprey was run at the end of the interpolation process as a local overprint of the DOMAIN=30 domain confined to the sub domained zone.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-33 shows the 1512_HRM Block Model with respect block size, Resource Domains and the December 2015 Mineral Reserve.

Similarly to the Phoenix Block Model, the steep search ellipse criteria, within the Harrier Block Model, limits the strike influence of the high-grade shoots. The steeper plunging estimation direction is in line with geological plunge intersection trends between the parallel/oblique mineralized structures and intersecting splays. This shoot geometry is usually associated with wider zones of mineralization increasing the number of composites available at a higher grade than is seen towards the edges of the mineralization.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table14-28 Search parameters for the Harrier Model.

SEARCH PARAMETER TABLE
1512_HRM(HarrierModel)
DOMAIN	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 1st search	max. samples 1st search	y axis	x axis	z axis	Rotation (z)	Rotation (x)	Rotation (y)	min. samples 2nd search	max. samples 2nd search	Quadrant sample selection	max. samples per hole
	1st/3rd search distance			rotation			sample number definition		2nd/4thSearchDistance			rotation			sample number definition
Code 6 Splay LG	125	125	60	5	5	55	1	35	60	30	20	355	16	55	3	35	No	4
Code20Harrier	90	75	40	23	38	44	2	35	60	30	15	77	51	10	4	35	No	2
Code20Harrieroutlierestimation	7	7	7	70	60	5	1	35									No	2
Code21HarrierBase	85	85	50	8	30	50	1	35	60	30	20	8	30	50	2	35	No	2
Code22HarrierLink	35	25	10	10	1	60	1	35	45	25	5	1	60	55	3	35	No	2
Code24 HarrierHW	90	65	30	5	20	66	90	35	50	40	20	5	20	66	4	35	No	2
Code25HarrierSplay	90	50	40	150	20	-40	1	35	80	30	20	80	58	10	4	35	No	2
Code 25 Harrier Splay outlier estimation	7	7	7	80	58	10	1	35									No	2
Code30Osprey	100	60	40	355	20	50	2	35	90	40	30	114	47	-20	3	35	No	2
Code30Ospreyoutlierestimation	7	7	7	114	47	-20	1	35									No	2
Code31OspreyBase	90	60	25	18	30	50	2	35	80	40	30	70	50	15	4	35	No	2
Code 32 Osprey Link	70	55	35	100	48	0	2	35									No	2
Code35OspreySplays	90	70	30	355	23	47	1	35	45	45	20	3	23	47	2	35	No	2

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Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-32 Search Ellipse for DOMAIN=20 Harrier.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-33 Section through the 1512_HRM Harrier Model (5160mN), showing the Osprey Mineralization Domain.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Bulk Density

Bulk density data obtained from exploration diamond core testing within the model area showed no material difference from density data obtained in the Central Area Models. Consequently, bulk density values were assigned to the Harrier Block Model according to material type using values from data collected in the Central Area (Figure 14-27). As mining continues below the 4500mRL, further density data will be collected to compliment density measurement taken from similar levels within the Phoenix area.

14.2.5	Mineral Resource Classification

The mineral resource classification for the Harrier Block Model is the same technique applied as within the Central Area. Figure 14-34 illustrates the Harrier Model Resource classification.

Figure 14-34 Longitudinal projection looking west showing resource classification for the Harrier Model.

14.2.6	Results

Results for the Mineral Resources contained in the Harrier Area are provided in Table 14-1.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.3	Fosterville-Hunts Area

The Fosterville-Hunts Model is located to the north of the Central Area and is defined as the zone between 10,000mN and 11,500mN (Figure 14-1) and conveniently extends over Fosterville and Hunt’s oxide pits.

14.3.1	Area Discussion and Results

The controlling structural features from west to east include: the moderately west dipping Hunt’s Fault, several footwall splays and the Fosterville Fault (Figure 14-35). The geology of the area was assessed by Fosterville staff, later reviewed by Stephen King (King, 2007) and mineral resource modeling undertaken by Kerrin Allwood (2008).

The gold mineralization in the Fosterville-Hunt's area was historically mined for oxide gold and in the 1990's mining for oxide heap leach material created the Fosterville and Hunt's oxide pits.

However, since 2010 flotation in-pit tailings has and is being placed into the Fosterville and Hunt's pits. This tailings placement has resulted in no Mineral Resources being reported from the Fosterville-Hunts area for 2015.

It is the opinion of the Authors that the placement of tailings within the Fosterville and Hunts pits currently impedes reasonable prospect for economic extraction of the mineral occurrence which lies directly below these pits.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-35 Geological Cross section 10,900mN through Hunt’s Pit.

Shown are the relationships between the Hunt’s Fault, bedding and the set of splays that strike obliquely to the fault.

14.4	Daley’s Hill Area

The Southern Model spans from the Harrier Pit area to Daley’s Hill Pit, close to the southern margin of the Fosterville Mine Lease (MIN5404) as shown in Figure 14-1.

The Southern Model was in existence before the initial Harrier Mine Model became operational. Where there is overlap between the Harrier Model and Southern Model, the Harrier Model is used in preference for Mineral Resource reporting with the only exception being the Daley’s Hill Pit area (south of 5300mN and above 4800mRL), where Southern Model has been used. Only the Daley’s Hill area is discussed in detail in the following sections.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.4.1	Area Geology

Within the Southern Model area, the controlling features include the Fosterville Fault and the footwall Harrier suite of faults, which have variable reverse offsets and a total reverse displacement of about 200m.

Reverse movement on the Fosterville Fault lessens from north (100m+) to south (~10m at Daley’s Hill) and becomes less important southwards with respect to mineralization. At Daley's Hill the Fosterville Fault is un-mineralized and passes to the west of the oxide pit.

The east-west folding in the area varies from gently southerly plunging in the north to moderate southerly plunging at Daley’s Hill in the south. Fold plunge is important as the mineralized west dipping fault geometry is controlled by eastern limbs of syncline fold plunges where the faults become un-mineralized “bedded” LQ features.

At Daley’s Hill, the Daley’s Hill Fault has an associated 10m of reverse fault movement and localizes the bulk of gold mineralization. Lesser well mineralized east-west structures occur in the eastern parts of the pit and several other poorly defined hangingwall mineralized fault structures are present in the western portions of the pit.

Daley’s Hill is unusual in that late stage free primary gold, in association with stibnite-quartz, is noted in two diamond holes (DALD05 and DALD06). The mineralized structure ("Wagon Wheel") is restricted to an 80m strike extent, but is untested at depth.

The geology of the Southern Model area was reviewed by independent consultant Stephen King in 2004 (King, 2004) and the northern parts again in 2006 (King, 2006). Rod Boucher (geological consultant, Linex Pty Ltd Geological Consultation) has also contributed much to the stratigraphic-structural understanding of the area. Geological interpretation is also reported by Reed (2007).

14.4.2	Geological Models

Geological modeling undertaken is essentially identical to that used for the Fosterville-Hunt’s and Robbin's Hill Models. Several iterations of mineral resource modeling of the Southern Model were undertaken and reported in Hitchman (2006). A review of the 2006 resource work was undertaken by Scott Jackson from QG Consultants (Jackson, 2007).

14.4.3	Domains

Domaining of the Daley's Hill area was based on geological structure, orientation, material types and variography. The structures and material types include:

•	Daley’s Hill N-S Faults
•	Daley’s Hill E-W Faults
•	Materials (Oxide, Transitional and Fresh)

Mineralization domains were created by firstly using a nominal 0.2 to 0.5 g/t Au outer limit for sectional strings in weathered areas and 0.5 to 1.0 g/t Au in unweathered mineralization. These values used reflect natural breaks to the mineralization.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The strings were then linked or extruded to form a three dimensional wireframe domain. The strings were generally extruded a maximum of half the drill spacing. This varied from as little as 5m, in well drilled pit locations, to 50m, where mineralization extended over several 100m spaced drill sections.

Daley’s Hill Domains

The Daley’s Hill area (Figure 14-36toFigure 14-38) has three separate northerly trending sub-vertical to westerly dipping mineralized domains:

•	DH Main Fit
•	DH Wagon Wheel
•	DH West Area

The domains have variable strike lengths (between 50-650m), dips (-50°W to -90°) and exhibit ~20° southerly plunges.

A domain (DH Syncline) has also been generated that encompasses mineralization associated with the Daley’s Hill Syncline. The syncline axial plane trends grid NNE with a 45° plunge towards the south and is located in the far northern position of the existing Daley’s Hill Pit.

East-west mineralized structures occurring in the eastern parts of the pit are footwall to the main Daley’s Hill N-S structure. The Daley’s Hill E-W domain (DH Campaspe) comprises four separate structures, which trend 060° and dip 80°N.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-36 Longitudinal projection looking west at Daley’s Hill area.

Shown are model boundary (light blue), mineralized solids (red, blue and green) and Daley’s Hill oxide open pit (brown wireframe)

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-37 Plan view of Daley’s Hill mineralization.

Shown are the DH Main Flt (blue), DH Wagon Wheel (red), DH West Area (purple), DH Syncline
(orange), DH Campaspe (green) and oxide open pit (brown wireframe)

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-38 Oblique northerly view of Daley’s Hill mineralization.

Shown are DH Main Flt (blue), DH Wagon Wheel (red), DH West Area (purple), DH Syncline (orange)
and DH Campaspe (green) Mineralization and oxide open pit (brown) wireframes

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Three ‘material’ domains were constructed, similar to that described previously for the Central Area Model. The domains are:

•	Oxide (sulphide minerals completely oxidized, Fe-carbonates largely oxidized)
•	Transition (sulphide minerals may be partially oxidized, includes zones of mixed fresh and oxide), and
•	Fresh (sulphide minerals completely un-oxidized)

The Transitional domain lower boundary is only an approximation because there is insufficient logging of the base of transition to allow a reasonable interpretation of this surface over the entire Southern Model. The base of transition was taken to be 5110mRL after comparison with drill data and results from open pit mining in the area.

Separate material domains were constructed for transitional and fresh materials and coded into the Southern Model for inventory and metallurgical recovery study purposes. However, during block model interpolations, drill assays coded as transitional and fresh material types are treated as if they are the same material type.

14.4.4	Drilling Data

The drilling quality is variable in the Southern area and includes:

•	RAB – Rotary air blast;
•	Reverse circulation – Cross over hammer and face sampling hammer variants; and
•	Diamond core – HQ and NQ2, often with RC pre-collars.

During drillhole data extraction for resource interpolations, the omission of RAB holes and one diamond hole was required owing to low quality sample techniques and incomplete assaying respectively. MineSight drill views were the primary tool used to identify data problems.

Subsequent to the drill data review process assay data were:

•	Imported from the acQuire Exploration databases into MineSight using customizable parameter screens; and
•	Coded for mineralization using 3D gold wireframe solids.

Within the oxide open pit areas, the historical 5m blast holes are vertical and generally had one sample collected over a 5m length. These holes were used to aid interpretation, but were not used during subsequent Kriging owing to sample quality and that the 5m sample lengths were in excess of the desired 2m composite lengths.

Compositing and Coding

Compositing and coding of drill holes was undertaken similar to the Central Area.

Variography

In the Daley’s Hill area where drill spacing is nominally on 10-20m is available, variography work demonstrates relative nugget effect values of 50% and most of the variance in the first ~30m. The variogram models closely follow the expected geological controls with 20° southerly plunging shoots in 70° west dipping faults.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.4.5	Mineral Resource Modeling

Block Models

The Southern Block Model (Southern Model) was originally created to allow modeling of gold mineralization south of 7,400mN to the southern end of the Fosterville Mine Lease. However, as mining advanced southwards, the use of the Southern Model has diminished, such that it is only being used for reporting Mineral Resources in the Daley’s Hill area.

The Southern Model XYZ block dimensions of 4m (east) by 10m (north) by 5m (RL) were used. This block size was chosen after consideration of the maximum drilling density (25m by 15m), mineralization geometry (typical mineralization width of 3m to 8m) and probable open pit mining methods.

Search Criteria

Gold grades were interpolated into blocks meeting the following block criteria:

•	Greater than 1% of the block volume is inside one of the domain envelopes;
•	blocks whose search ellipse includes at least five composites; and
•	Blocks whose material code is set to Fresh (1), Transitional (2) or Oxide (3).

Similarly, only composites meeting the following criteria are used to interpolate any one block:

•	All composites (to a maximum of 30 composites) within the search ellipse dimensions and search area limits outlined in the table below;
•	Where more than 30 composites lie within the search ellipse the 30 closest composites in ellipsoid space are used;
•	Maximum of six composites are used from any split quadrant of the search ellipse (a split-quadrant is 1/8th of the search ellipse dividend in the major, intermediate and minor ellipse axes); and
•	The CODE1 and MATL values of both the composite and the block must match (i.e. only fresh composites from are used to interpolate a fresh block and vice versa for oxide).

The search ellipse orientations follow the kriging axes. The search ellipse dimensions allow the block being interpolated to ‘see’ two sections along strike and two holes up or down dip.

Bulk Density

The bulk density profile (Figure 14-27) established for the Central Area was taken as being appropriate for the Southern Model given the similar rock types, levels of oxidation and identical mineralization and gangue mineralogy. Deep drilling in the Central Area and Harrier Area has supported the inclusion of a bulk density value of 2.78 t/m3 for material below 4500m RL. However, as the mineralization at Daley's Hill is shallower than 4500mRL, reporting of Resources for this area from the Southern Model is unchanged.

14.4.6	Mineral Resource Classification

Three solids were created enclosing regions of geological confidence (Measured=1, Indicated=2 and Inferred=3) and these three regions were used to code the Mineral Resource category item in the block model. The solids generally enclose areas of approximately equally spaced drilling, but also allow areas where there is reduced confidence in the geological interpretation to be reported to a lower confidence category.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

In areas of the Southern Model at depth below and to the north of the Daley’s Hill Pit, the diamond drilling is on nominal 100m north spaced drill sections with 50m down dip holes spacing, and for this drill density the mineralization is broadly classified as Inferred Mineral Resource. Beneath the open pits where the drill spacing is reduced to 10m – 20m north by 10m – 15m east, mineralization is classified as Measured Mineral Resource with a halo of Indicated Mineral Resource.

The Daley's Hill east-west structures are not well understood and as such this mineralization is classified as Inferred Mineral Resource.

14.4.7	Results

Results for the Mineral Resources contained in the Southern Model are provided in Table 14-1.

Small oxide gold resources exist in the Daley’s Hill area and are confined along strike from the previously mined open pit in the top 40m.

The bulk of the sulphide mineral resources reported from the Daley’s Hill area within the Southern Model are based on 100m by 50m spaced diamond drilling supplemented by closer spaced, but lower quality face and cross over RC drilling. Infill drilling will be required to increase resource confidence from an Inferred Mineral Resource category.

14.5	Robbin’s Hill Area

Robbin’s Hill Area lies northeast of the Central Area and contains the O’Dwyer’s, Robbin’s Hill, Farley’s, Sharkey’s, Woolshed and Read’s oxide pits as shown in Figure 14-1. The area can be defined as the zone east of 2,700mE, between 10,500mN and 14,000mN.

The controlling structural features in the area include a variety of north-trending west-dipping faults and failed anticline axes intruded by dykes. The Sharkey’s area is one of the few areas known on the lease where east dipping structures are significantly mineralized.

The geology of the area was assessed by Fosterville staff during diamond drilling activities between 2004 and 2007, reported by Reed (2007a) and reviewed twice by Stephen King (2005 and 2007). The area was also the subject of a study conducted by Chris Davis (Davis, 2006). Robbin's Hill Model resource modeling conducted by Kerrin Allwood and Simon Hitchman is reported in Allwood (2006) and Hitchman (2007). A further review of modeling in the Farley’s-Sharkey’s area is also reported in Allwood (2007). Following on from an open pit optimization study in March 2011 (Dincer, 2011) 5,257m of combined RC and diamond drilling was undertaken in the Robbin’s Hill Project area to test beneath and along strike from existing open pits. This drilling was for both open pit and underground targets occurred in the Robbin's Hill area until August 2012, during which resource modeling was undertaken.

A short-lived sulphide open pit mining operation was completed at the O'Dwyer's South pit in 2012 and is now the site for flotation tailing storage.

The Robbin's Hill Resource Model, with smaller contributions from a Farley's Resource Model and O'Dwyer's South Grade Control Model, form the basis of the Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine for the Robbin's Hill area.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

14.5.1	Area Geology

O’Dwyer's to Robbin’s Hill Area – Geological Overview

The fault architecture of the O’Dwyer’s-Robbin’s Hill (ODW-RH) area is more complicated than that observed in the Fosterville Fault Zone which generally has structural complexity on only one side of the Fosterville Fault.

Three significant fold closures occur in the west of the area – the Robbin’s Hill Anticline and Syncline and the Trench Syncline (named after the trench it was exposed in). The latter is discussed further in the Farley’s-Sharkey’s section. The Robbin’s Hill Anticline and Syncline pair loses amplitude and wavelength southwards from a wavelength of around 100m in the north to become a small parasitic fold pair in the south of the Robbin’s Hill pit. The folds are complicated by fault structures and the anticline is intruded by a porphyry dyke (RH Porphyry) within the pit. The dyke intrudes along the axial plane and pinches out to the south. This is interpreted to coincide with the position where the fold pair has diminished and a consistently east dipping stratigraphy is present – the sub-vertical dyke is oblique to this stratigraphy and so cannot easily continue to the south.

There is considerable variation in fold plunge directions and amounts in the ODW-RH area. Mapped north plunging bedding-cleavage intersections are present in the north and west of the area whilst south plunging intersections occur in the rest of the area but the degree of south plunge can change across faults (the ODW South Pit also has north plunging intersections which complicates the geometry further). The changes in fold plunge have a strong bearing on the complexity of the fault system as structures are commonly parallel to bedding. There is a change from grid north trending structures to more NNE trending structures moving northward which is probably intimately associated with fold morphology.

Two NNE trending structures (now beneath backfill) have been interpreted from Robbin’s Hill Pit mapping at 12,800mN. A zone of faulting links between the two zones and controls ore blocks, which cross-cut bedding and may be interpreted as an extensional link structure in a component of sinistral shearing on the NNE faults.

The central and northern portions of the Robbin’s Hill Pit have not yet been modeled.

In the ODW South and North Pits the same west dipping fault structure is mineralized and has a curvilinear grid north trend. East of, and paralleling this fault, is an anticline structure which has mineralized porphyry dyke (ODW Porphyry) occupying the sub-vertical axial plane. The ODW porphyry occurs in the eastern portion of the ODW South pit and in the middle of the ODW Central Pit. Several west dipping mineralized faults occur on both sides of the ODW Porphyry and outcrop in ODW Central and Eastern Pits. The west dipping faults appear to stop at the ODW Porphyry (Figure 14-39).

Northeast trending unconsolidated Murray Basin clays, sands and gravels mask the Ordovician basement in the northwest and southeast parts of the Robbin’s Hill Model area (see Figure 14-1)

Shown in Figure 14-39 are open pits (white), March 2011 AUD$1350 open pit optimization shells (pink) and mineralization domains (faults in blue colors and felsic dykes in green)

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Figure 14-39 Oblique 3D perspective northerly view of ODW-RH Area.

Farley’s-Sharkey’s Area - Geological Overview

The Farley’s Zone of mineralization is hosted by an anticline-syncline pair. These folds represent a set of parasitic east verging structures on the eastern limb of the Trench Syncline (Figure 14-40 to Figure 14-42). The Trench Syncline is a major north-south (350°) trending asymmetric syncline that plunges towards the south at about 15°. The eastern limb of the Trench Syncline has a shallower dip than the western limb and as a consequence the parasitic folding and bedding on the eastern limb has an observed strike of approximately 340-350°. This asymmetry of the folding accounts for the atypical strike of the Farley’s Pit in plain view.

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Figure 14-40 Cross-section for 12300mN, looking grid north.

On 12,300mN, the Base Fault (red) is bedding parallel in the sedimentary black shale unit (blue) on the eastern limb of the Trench Syncline.

The Farley’s anticline and Syncline parasitic folds are developed beneath a sedimentary black shale unit that wraps through the Trench syncline. This black shale unit can be seen in the Robbin’s Hill Pit where it dips to the east. The stratigraphy above the black shale can be correlated between holes and appears to correlate with the stratigraphy above the black shale in the Robbin’s Hill Pit.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-41 Cross-section for 12400mN, looking grid north.

On 12,400mN, parasitic folding (Anticline Hangingwall Splay and the Farley’s Syncline) is developed on the eastern limb of the Trench Syncline and is bounded by the Top Bounding Fault (orange) at the base of the black shale unit (Blue) and the Base Fault (red). Gold mineralization is confined to the area beneath the black shale (and hydrocarbon alteration) where it wraps through the anticline and syncline hinges. A conceptual open pit (completed in March 2011) outline is shown in pink.

The Top Bounding Fault is developed towards the base of black shale unit. This fault appears to have accommodated the movement in the black shale during folding and breaks out of the shale where it folds through the parasitic anticline and the Trench Syncline.

On the eastern side, the parasitic folds are truncated by the Base Fault. This is major north-south trending fault zone that is broadly conformable to the footwall but is discordant to the hangingwall, i.e. it separates the asymmetry of the western limb of the Trench Syncline from north-south trending west dipping bedding in the footwall. Given the form of this fault, it is interpreted as a major dislocation surface that has developed beneath the parasitic folding. The parasitic folding is therefore confined to the space between the Base Fault and the Top Bounding Fault in the black shale unit.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-42 Cross-section for 12650mN, looking grid north.

On 12,650mN, the main sulphide zone associated with the faulted Farley’s Anticline steps up onto the faulted Trench Syncline. This corresponds with the Trench Syncline hinge being faulted out on the Top Bounding Fault. The parasitic folding observed to the south has now become more open and the Base Fault has steepened markedly with the Farley’s Syncline hinge, now seen in both the Footwall and Hangingwall of the fault. The kink zone in the Base Fault (and therefore the position of the Farley’s Footwall Syncline) controls the position of the high-grade zone intersected on the Base Fault.

The zone between the Base Fault and Top Bounding Faults represents a zone of increased deformation with shearing and quartz-carbonate stockwork veining developed between the two faults but focused on the two parasitic fold hinges. Within this zone, deformation has occurred mainly as puggy faulting with little actual displacement on any one fault. In the sandstone units, quartz-carbonate stockwork is well developed hangingwall and footwall to the puggy faults. It is this puggy faulting and quartz-carbonate stockwork that hosts the bulk of the sulphide mineralization. Minor higher grade mineralization occurs on the Base Fault where it truncates the anticline hinge.

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Moving to the north, the folding becomes more open and the two parasitic folds adopt a more regional north-south trend. This transition occurs at about 12,650mN and corresponds with a plunge reversal in the Trench Syncline. In the area of this reversal, mineralization steps from the anticline-syncline pair to the faulted Trench Syncline (Figure 14-42). This transition has been termed the Culmination Transfer Zone.

14.5.2	Geological Models

Geological modeling undertaken was essentially identical to that described for the Southern Models described above.

14.5.3	Domains

Basic statistics and variographic analysis was completed on the interpreted mineralization wireframes in the O’Dwyer’s-Robbin’s Hill area and also in the Farley’s-Sharkey’s area. Each area was subdivided into two domains chosen based on (in order of decreasing importance) geology, variography and statistics.

In the O’Dwyer’s-Robbin’s Hill area, oxide and sulphide mineralization was grouped into single domains for the Porphyry and the Faults domains because there is very little difference in the statistics of the oxide and sulphide mineralization for the following domains:

In the Farley’s-Sharkey’s area there is sufficient statistical differences between the oxide and combined transitional-fresh zones to isolate these during interpolation of gold grades.

The domains in the Robbins Hill Model area include:

•	Porphyries
•	OD West Dippers
•	RH East
•	RH NW Strike
•	RH Syncline splay
•	Farley’s West Dippers
•	Sharkey’s West Dippers
•	Sharkey’s East Dippers
•	Sharkey’s NE Strike
•	Reads-Woolshed

Gold Domains

The Porphyries domain encompasses all quartz-feldspar porphyry hosted gold mineralization at the Robbin’s Hill (RH), O’Dwyer’s (OD) Central, O’Dwyer’s South and Woolshed Pits. The Porphyries domain is low-grade with rare extreme gold grades occurring on the contact.

The OD West Dippers domain encompasses structurally controlled, sediment hosted mineralization associated with north-south striking and variably west dipping faults (50° to 70°) proximal to the existing O’Dwyer's and Robbin's Hill Pits. Farley’s and Sharkey’s West Dipper domains are also defined by mineralization associated with west dipping fault structures proximal to the existing Farley’s and Sharkey’s Pits respectively. The Farley’s Faults domain dip 50°-70° west and show a change in strike from 345° at Farley’s Pit to 360° south of Sharkey’s Pit. The faults are characterized by low grades with rare high-grade values.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The RH East and RH NW strike Domains delineates zones of mineralization concentrated on the eastern side of the Robbins Hill Pit. Domain geometries are variable.

The RH Syncline Splay Domain is located in the north and northeast corner of the Robbins Hill Pit. Mineralization within this domain is associated with the Robbins Hill syncline structure. The domain geometry varies from synformal morphology in the north-eastern side of Robbins Pit to east dipping discordant zones of mineralization cutting through the eastern syncline limb in the northern end of Robbins Hill Pit.

The Sharkey’s East Dipper domain dips 45° east, strikes north and generally has low continuous grades in the fresh domain, but is more erratic in the oxide materials.

The Sharkey’s NE strike domain is a steeply west dipping to sub-vertical domain that extends from the northern end of Robbins Hill Pit to the western flank of the Sharkey’s Pit in the far north of the Mining Lease.

The Reads Woolshed Domain encompasses mineralization associated with west dipping fault structures proximal to the Reads and Woolshed Pits and at depth below the existing Farley’s Pit.

Oxidation Domains

Four ‘material’ domains were constructed, similar to that described for the Southern Models, although only gold mineralization was interpolated in three of these.

The four domains are:

•	Alluvium (near surface transported material, generally barren of gold, largely clay, free digging);
•	Oxide (sulphide minerals completely oxidized, Fe-carbonates largely oxidized);
•	Transition (sulphide minerals may be partially oxidized, includes zones of mixed fresh and oxide); and
•	Fresh (sulphide minerals completely un-oxidized).

14.5.4	Drilling Data

The quality of the drilling is variable in the Robbin’s Hill area. Drilling was conducted from 1989 to 2011, and up until 2001 drilling was focused on oxide heap leach targets and as such cheaper less precise drilling methods were used and dominate the dataset. After 2004, diamond holes were used to aid structural interpretation and often RC pre-collars were diamond tailed.

The model uses more than 1,600 holes of which about 95% are RC holes and 5% are NQ2 and HQ diamond core holes. Drill data was omitted where there was uncertainty of coordinates, dubious down hole surveys and grade or geological mismatch. MineSight drill views were the primary tool used to identify data grade and geological mismatches.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Subsequent to the drill data review, process assay data were:

•	Imported from the acQuire exploration databases into MineSight using customizable parameter screens; and
•	Coded for mineralization using 3D gold wireframe solids.

Compositing and Coding

Similar to the Central Area, coded Robbin’s Hill Model area drill data was composited to 2m lengths starting from the point at which the drill hole enters the mineralization envelope. If the final composite was less than 1m it was added to the previous composite making a composite with length between 2m and 3m. Final composites between 1m and 2m in length were left as is. The 2m composite lengths were chosen to reflect the anticipated minimum mining width, to allow across strike variability to be maintained within the data, and because the vast majority of RC drilling samples are 2m long.

Table 14-29 below shows the Robbin’s Hill Model composite statistics.

Table 14-29 Composite statistics by composite length for the Robbin's Hill Model.

Composite Length (m)	Number of Composites	% of Composites	Mean Length (m)	Mean Grade (g/t Au)
<1m	223	2.5	0.01	0.23
≥1and <2	365	4.1	1.11	1.33
≥2	8,380	93.4	2.01	1.3
Total	8,968	100	1.91	1.27

Variography

In all domains, the nugget effect (46% to 59%) is typical of gold deposits, but higher than other mineralization domains in the Fosterville Goldfield. Typically low nugget effects elsewhere at Fosterville reflect the fine grained, disseminated nature of the sulphide minerals hosting the elements analyzed and are confirmed by the very low variability exhibited in assay QAQC data. The higher nugget effects modeled for these domains may reflect some mixing of populations, possibly owing to re-mobilization of gold by weathering resulting in erratically distributed extreme gold grades.

The longer range structures in the RH-ODW area possibly reflect high-grade zones occurring where faults intersect the quartz porphyry dykes. The variogram models closely follow the expected geological controls with flat to shallowly south plunging shoots in steeply west dipping faults and sub vertical porphyry contact zones.

14.5.5	Mineral Resource Modeling

Block Models

The most recent Robbin’s Hill Block Model was created in 2011 and has sufficient extents to contain all drilled mineralization beneath the open pits in the area, replicating model extent parameters setup in 2005. Previously, several smaller block models were used to inventory mineralization for the oxide pits in the area.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

These models had differing block dimensions and orientations from one another and so combining them into a single unified model was not possible.

The Robbin’s Hill Model has XYZ block dimensions of 4m (EW) by 10m (NS) by 5m (RL). The 4m width was chosen as it is approximates the minimum mining width for both open pit and underground mining. The 10m N–S block dimension is half the section spacing in the most densely drilled areas. The 5m vertical block dimension is the likely mining bench height and allows sufficient resolution for future pit optimization. Block dimensions are identical to those of the Southern and Northern Models described above.

Mineral Resource modeling in the Robbin’s Hill area was undertaken again in 2012. Block model extents encompass all identified zones of gold mineralization in the Robbin’s Hill - O’Dwyer’s Project area.

To facilitate renewed open pit mining in 2012 at O'Dwyer's South a Grade Control (GC) resource model was created with XYZ block dimensions of 2m (EW), 5m (NS) and 5m(RL), with the dimensions chosen to cosmetically better represent likely open pit SMU (Selective Mining Unit) volumes. The block size is identical to those that were previously in use at Harrier and John's open Pits.

In 2012 detailed modeling work was also completed for the Farley's area, for which a Farley's Mineral Resource Model was created. The model has block dimensions identical to those of O'Dwyer's South.

All mineral resource and grade control models in the Robbin's Hill area are shown in Figure 14-43.

The modeling methods and parameters used in the Robbin's Hill Model were largely adopted for use in O'Dwyer's South GC and Farley's Resource Models. Various aspects of the Robbin's Hill Model are described below.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 14-43 Plan view of Mineral Resource and GC Models in Robbin's Hill Area.

Shown is the Robbin's Hill Mineral Resource Model (Purple), covering eastings 2,700mE to 4,100mE, northings 10,500mN to 14,000mN and elevations 4,700mRL to 5,200mRL. More detailed models in the area are used in preference to the Robbin's Hill Mineral Resource Model. These include the O’Dwyer's GC Model (Red) and Farley's Mineral Resource Model (magenta).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Search Criteria

Gold and sulphur grades are only interpolated into blocks meeting the following criteria:

•	Greater than 1% of the block volume is inside one of the domain envelopes;

•	Blocks whose search ellipse includes at least 5 composites; and

•	Blocks whose material code is set to Oxide (3), Transitional (2) or Fresh (1) .

Similarly, only composites meeting the following criteria are used to interpolate any one block:

•	All composites to a maximum of 20 composites within the search ellipse dimensions and search area limits;

•	Where more than 20 composites lie within the search ellipse the 20 closest composites in ellipsoid space are used;

•	Maximum of 10 composites are used from any split-quadrant of the search ellipse; and

•

The Mineralization and Material values of both the composite and the block must match (i.e. only composites from within the same mineralization envelope and the same oxidation material are used to interpolate a block). However, no distinction is made between Transitional and Fresh materials and both are treated as if they are Fresh.

The search ellipse orientations follow the Kriging axes. The search ellipse dimensions allow the block being interpolated to ‘see’ two sections along strike and two holes up or down dip.

To check the suitability of the search ellipses used, search ellipses were created in MineSight to allow visual inspection of the composites to be used.

Bulk Density

The bulk density profile established for the Central Area was taken as being appropriate for the Robbins Hill Model area given the similar rock types, levels of oxidation and identical mineralization and gangue mineralogy

Mineral Resource Classification

No mineral resources in the Robbins Hill Area have been categorized as Measured Mineral Resources owing to uncertainties in the quality of the largely historical data used to construct this model.

Two solids were created enclosing regions of geological confidence (Indicated or Inferred Mineral Resources) and these regions were in turn used to code the item RSCAT in the block model. The solids generally enclose areas of approximately equally spaced drilling, but also allow areas where there is reduced confidence in the geological interpretation to be reported to a lower confidence category. The Indicated Mineral Resource solid is always surrounded by a halo of Inferred Resource.

14.5.6	Results

Oxide gold resources exist in the Robbins Hill Model area, notably east of Sharkey’s Pit where exploration drilling in 2007 discovered shallow oxide mineralization. Elsewhere remnant low grade oxide gold mineralization is found below and along strike from previously mined open pits.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Resources in the Farley’s-Sharkey’s area are based on modern face sampling RC methods and substantial diamond drilling and as such the geological information is better than elsewhere in the modeled area.

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15	MINERAL RESERVE ESTIMATES

The current Mineral Reserve estimate, from the available Mineral Resource estimates, is presented below in Table 15-1.

CIL Residue Mineral Reserves are distinguished from insitu Mineral Reserves in Table 14-1 on the basis of differing recovery assumptions.

Table 15-1 Mineral Reserves for FGM as at December 31, 2015.

Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)
Underground
Central	72	5.11	12	149	4.58	22	220	4.75	34
Phoenix	120	5.24	20	531	8.20	140	651	7.65	160
Eagle	24	8.24	6	149	8.00	38	173	8.03	45
Harrier	17	3.69	2	30	3.32	3	47	3.45	5
Surface
	0	0.00	0	0	0.00	0	0	0.00	0

Total	232	5.39	40	859	7.36	203	1,091	6.95	244

Classification	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	In situ Gold (kOz)
Residues
CIL Residues	571	7.83	144	0	0.00	0	571	7.83	144

Total	571	7.83	144	0	0.00	0	571	7.83	144

Notes:

•

For the Mineral Reserves estimate, the Qualified Person is Ion Hann . The Mineral Reserve estimate used a gold price of AUD$1,450 per ounce. The lower cut-off grades applied ranged from 1.6 g/t to 2.7 g/t Au for underground sulphide ore depending upon width, mining method and ground conditions.

•	Dilution of 20% and mining recovery of 80% were applied to stopes within the Mineral Reserves estimate.

•	Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summation may occur due to rounding.

•	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on laboratory and processing plant test work and operating experience.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

15.1	Mineral Reserve Estimate

The following sections outline the process undertaken to produce Mineral Reserve estimates from the available Mineral Resource. This section contains descriptions of mineral reserve design parameters, recovery and unplanned dilution factors, cut-off grades and depletion for mined material. This section of the report has been reviewed by Ion Hann who is the Qualified Person for the Mineral Reserve estimate (details in Section 28.1) .

15.1.1	Mineral Reserve Design

The initial stage of the mineral reserve estimation process was the revision of the Mining Method Selection chart. The mining methods that were considered for the mineral reserve estimation process were sill driving, up-hole open stoping, up hole stoping with fill, underhand open stoping with chain and rib pillars and transverse open stoping. These methods were selected based upon previous experience at the Fosterville mine or because they were considered suitable for the ore zone geometry and geotechnical conditions present and expected.

15.1.2	Open Stope Design and Reserve Parameters

Stope reserve shapes were created to cover all active and planned mining areas. These stope shapes did not necessarily reflect the final stope strike and/or crown pillar dimensions. Stoping widths vary from 3m out to 10m. Mining method selection criteria and applied design parameters are described in the Mining Methods Selection process (see Figure 15-2).

The open stope reserve wireframe design parameters applied were:

•	Strike length dictated by grade distribution in block model
•	Minimum true bench width of 3m
•	Maximum benching height of 20m vertical from backs to floor
•	Internal waste incorporated within the stope block design

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 15-1 An example of an open stope reserve wireframe design.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Hangingwall Condition?
Fair to Good
• Open stoping or working against failed HW material
• Design standard strike length is 15m.
• Adhoc rib pillars
Footwall angle?
Flat <50°
45-50°
• max blind rise length 17m
sub 45°
• max blind rise length 15m
Develop on the Footwall - mineralised FW placed in RH shoulder of the drive.
Orebody width?
• Wide - (>16.5m apparent)
Orebody width?
• Narrow - (<16.5m apparent)
Longitudinal Stoping
• Develop additional HW drive.
Longitudinal Stoping
Open or Fill (type) - sequence & timing constraints
• In most cases open stoping evolving to tight firing against failed HW material will be employed.
• Adhoc crown pillars or draw from above if material available and geometry permits / bog to dilution or practical recovery
• A stope requires stand open time, a HW positioned drive above AND grade >~6g/t to justify breaking through to the level above and CRF.
• Cut stope FW to minimum of 45°
Steep >50°
• max blind rise length 20m
Orebody width?
• Wide - (>12m apparent)
Orebody width?
• Narrow - (<12m apparent)
Transverse Stoping
• Develop FW Access first, then define HW position for driving on survey control.
Grade > Fully Costed COG
Grade < Fully Costed COG
Proceed with Transverse Stoping.
• Top down CRF sequence.
Review method
• If possible take smaller, high grade longitudinal stope.
Longitudinal Stoping
• Development to be mined on design with survey control.
• Drive located as best compromise between drilling and filling position.
Grade > ~6 g/t
Grade < ~6 g/t
Open or Fill (type) - sequence & timing constraints
• Considerations as above
Open or Fill (type) - sequence & timing constraints
• Considerations as above
Poor
• Unlikely to maintain open strike, nominal 15m.
• No practical period of stand open time at nominal 15m.
Footwall Angle Flat < 50°
Underhand Open Stoping with Chain and Rib Pillars
• Chain pillars planned.
• Rib pillars adhoc.
• Hanging wall will cave as brows are retreated.
• Sequence as for typical retreating front process.
Level Interval
• Varies to standard 20m.
• Target true length backs to floor 17m.
• Maximum rise length 15m.
• Chain pillar thickness - 2m.
• Adjust level spacing to suit.
• Dependent on FW dip.
Drive Position
• Best compromise between drilling and material recovery.
• Develop on survey control.
• Maintain 17m true length backs to floor.
• Cut FW to minimum 40°.
Grade > Fully Costed COG
Grade < Fully Costed COG
Proceed with stoping
• Bog clean or to dilution.
• Retreat front cutting rib pillars as required
Review stoping
• Review front sequence.
• Review haulage capacity.
• Review milling capacity.
• Take material.
• Drill and fire, broken material abandoned.
• Leave insitu as pillar and establish sequence again in economic material.

Figure15-2Miningmethodselection.

Page183

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Mining recovery from open stopes at Fosterville is principally influenced by the following factors:

•	Accuracy of the geological interpretation.
•	Accuracy of the production hole drilling.
•	Stope dimensions.
•	Sill drive dimensions and position relative to bench stope.
•	Presence or absence of adjacent filled voids and pillars.
•	Geotechnical integrity of stope and sill drive walls.

The above factors manifest themselves as ore loss in the following ways:

•	The need for planned pillars due to accessing of ore blocks (i.e. top down mining sequence).
•	Frozen rings due to ground movement.
•	Bridged stopes.
•	Failure of the stope to break back to a main structural plane of weakness.
•	Unplanned ore pillars left to improve ground support.

Unplanned dilution in open stopes at Fosterville is a function of the following factors:

•	Regional geotechnical conditions.
•	Location of sill drives relative to the open stope.
•	Width of sill drives relative to the open stope width.
•	Production drilling accuracy.
•	Quantity, quality and type of ground support in sill drive walls.
•	Speed of ore extraction from active stopes.
•	Length of time sill drives have been open before stoping commences.

In order to correctly apply recovery and dilution factors to all stopes in the Mineral Reserve, factors such as orebody dip, rock RQD and development and stope sequence were considered.

Table 15-2 and Figure 15-3 show the recovery and dilution factors that were applied to the reserve blocks:

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 15-2 Recovery and dilution factors for the reserve blocks as displayed in Figure 15-3

Description	Recovery Factor - Tonnes	Dilution Factor - Tonnes	Comments
Stoping - Phoenix	80%	20%	Top down, crown and rib pillars, and/or CRF, underhand open stoping with chain and rib pillars
Stoping - Central	80%	20%	Top down, crown and rib pillars, and/or CRF, underhand open stoping with chain and rib pillars
Stoping – Harrier/Osprey	80%	20%	Top down, crown and rib pillars, and/or CRF, underhand open stoping with chain and rib pillars
Stoping - Robin	80%	20%	Open stope
Strike Development	100%	15%

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure15-3  Longitudinal projection displaying the mining blocks referred to inTable15-2.

Page186

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Gold Lower Cut-Off Grades

Table 15-3 shows the calculated lower cut-off grades used in the estimation of the Mineral Reserve. Cost assumptions are based on the 2016 budget and 2015 full year performance.

Table 15-3 Gold lower cut-off grades.

Description	g/t Au
Open Stope – full	2.71
Open Stope - marginal	1.58
Development - marginal	3.34

For certain other situations, a lower cut-off grade is applied. For development which is justified for other reasons (i.e. access to a higher grade block or infrastructure considerations), the cut-off grade is lowered to reflect that the material only has to cover the non-mining costs to break even. This is only applied if the development material had to be trucked to surface anyway and that it is not displacing higher-grade ore from the mill. Likewise for incremental stoping production where the development has already been mined (i.e. for access to a higher-grade block), the cut-off grade is lowered to reflect that the development cost has already been incurred.

Stope and development shapes are limited in their extremity by the application of appropriate COGs (Table 15-3) and a full conceptual design is subsequently created around the resultant shapes. This design includes but is not necessarily limited to; decline design, associated level infrastructure and vertical development.

Physicals generated from the design are applied against budget costs and assumptions to provide an economic model by level and area (Table 15-4). This model is capable of representing various cost structures and is utilized as the final hurdle point for determination of inclusion/exclusion of material into the mine plan and reserve statement.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table15-4:DevelopmentCostsandphysicalsspreadsheet.

Level Economic Evaluations 2016 Reserves	RL: Drive: Area: Model: Orebody:	4220 LEVEL PHOENIX 1512_PRM

Dec / Inc (m)		-
Cap Other (m)		279
Cap RAR (vertical m) - big raise bore		-
Cap Escapeway - RaiseBore & Safescape		-
Cap RAR (vertical m) - D&B not supported		-
Cap RAR & E/way (vertical m) D&B Supported		-
Waste Operating (m)		140
Ore driving (m)		328
Ore driving (tonnes)		22,530
Ore driving (ounces)		4,735
Stope (tonnes)		88,212
Stope (ounces)		25,164
Production Drilling (m)	3 tonnes/drill m	29,404
CRF (tonnes)		125,000
RF (tonnes)
Check Ore (m)		69

Dilution Factor - Development Material	100%	1.00
Dilution Factor - Stope Material	100%	1.00
Recovery Factor - Development Material	100%	1.00
Recovery Factor - Stope Material	100%	1.00
Indic Prod ore (t)		88,212
Indic Prod ore (g/t)		8.87
Indic Prod ore (oz)		25,164
Indic Dev ore (t)		22,530
Indic Dev ore (g/t)		6.54
Indic Dev ore (oz)		4,735
Total Prod ore (t)		88,212
Total Prod ore (g/t)		8.87
Total Prod ore (oz)		25,164
Total Dev ore (t)		22,530
Total Dev ore (g/t)		6.54
Total Dev ore (oz)		4,735
Total ore (t)		110,741
Total ore (g/t)		8.40
Total ore (oz)		29,899

CAPITAL
____________Access	Unit Cost
Decline Dev.	$7,613/m
Other Dev.	$6,341/m
Equipment
_________Sustaining
Decline Dev.	$7,613/m	$ -
Other Dev.	$6,341/m	$ 1,769,139
Vent rise	$4,160/m	$ -
RAR & Escape way	$7,685/m	$ -

OPERATING
Development
Ore	$6,664/m	$ 2,182,874
Waste	$6,664/m	$ 932,960
Production
Ground Support (Stope)	$5.47/stope tonne	$ 482,517
Drilling	$31.85/drill m	$ 936,513
Blasting	$26.10/charge m	$ 575,580
Load & Truck	$3.31/tkm	$ 1,864,002
Backfill - CRF	$15.00/placed t	$ 1,875,000
Backfill - RF	$5.33/placed t	$ -

Other Fixed
Mine Administration - includes geology	$5.97/t mined	$ 661,126
Milling Administration	$24.01/t mined	$ 2,658,900
Finance & Administration	$15.93/t mined	$ 1,764,110
Site Capital Sustaining	$30.79/t mined	$ 3,409,727

Other Variable
Mine General	$2.95/t mined	$ 326,687
Milling	$18.23/t mined	$ 2,018,815

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

15.1.3	Depletion and Results

The Mineral Reserves reported above are largely the result of work based on data to December 31st 2015 and reported by Newmarket Gold under Canadian reporting requirements in accordance with NI43-101. The evaluation models have been depleted for material mined up to December 31st 2015. The process involved the generation of surveyed solid models for the mined development and stope areas and then running a depletion process in order that the depleted areas be excluded from the mineral reserve.

Results for the Mineral Resource and Mineral Reserves contained in the Fosterville operating areas are provided in Table 14-1 and Table 15-1, respectively.

Infrastructure required for the exploitation of the stated reserves are either in place or have been planned to be developed within the LOM plan generated through the reserving process. All works fall within the granted mining lease boundaries and are covered within the existing approved work plan. It is unlikely that either infrastructure or permitting could materially affect the stated reserve position.

There are no known political, legal, environmental or other risks that could materially affect the potential development of the mineral reserves.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

16	MINING METHODS

Since the completion of the Harrier Open Cut Mine in early December 2007, the sole source of ore had been the underground operations until Q2 2011 when ore feed became available from a series of open pit cut backs on the Harrier Pit, John’s Pit and O'Dwyer's South Pit. Since the completion of O'Dwyer's South Cut back in Q4 2012, the sole source of ore has been from the underground operations. The current Life of Mine (LOM) plan contains ore sourced from underground operations only (Figure 16-1).

Figure 16-1 Longitudinal projection of actual and proposed mining layout as at January 1, 2015.

The underground mine commenced declining in March 2006 with production first recorded in September 2006. Development and stoping have been conducted in the Phoenix, Falcon, Ellesmere, Kink, Vulture, Raven, Robin and Harrier Orebodies since that time. As at January 1, 2016 works are planned to continue in the Phoenix, Central, Harrier and Robin (Robin material is included with Central material in the reserve table (Table 15-1)) Orebodies. All areas are planned to be extracted using open stoping techniques with the application of CRF where applicable and practical. Selection of the specific mining method within the open stoping regime is based upon previous experience at the Fosterville mine and expectations of ore zone geometry and geotechnical conditions (Figure 15-2) A standard level interval of 20 vertical meters can be applied across all mining areas. However, this can be varied as is required to maximize the extraction of the economic material. The Phoenix to 4240rl, Central and Robin Orebodies are accessed from a footwall decline position while the Phoenix below 4240rl and Harrier Orebody accessed from the hangingwall.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Underground mining is conducted using a conventional fleet including jumbos, production drills, loaders, trucks and ancillary equipmen. Current mining is undertaken as owner miner.

The processing path for the ore involves crushing and grinding followed by flotation, bacterial oxidation and CIL circuits. The bacterial oxidation process uses BIOX technology, operated under licence from Goldfields Pty Ltd. The flow sheet can be seen in Figure 16-2. The processing capacity is approximately 830ktpa.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 16-2 Schematic ore treatment flow sheet.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The production forecast contained in Table 16-1 forms part of the latest Life-of-Mine (LOM) Model. This LOM Model was for the period 2016 (FY-16) to 2021 (FY-21).

Table 16-1 Production forecast for the years 2016-2021 (Current LOM plan).

Fosterville Gold Mine	LOM Model
	LOM	FY-16	FY-17	FY-18	FY-19	FY-20	FY-21
Total ore mined (t)	3,109,741	659,741	650,000	650,000	650,000	500,000	0
Ore Milled (t)	3,119,742	669,742	650,000	650,000	650,000	500,000	0
Ore Milled Head Grade (g/t)	5.80	5.78	5.80	5.80	5.80	5.80	0
Recovery (%)	89.0	89.0	89.0	89.0	89.0	89.0	0
Gold Produced (Oz)	517,338	110,731	107,875	107,875	107,875	82,981	0
Tails retreat (Oz)	37,000	1,200	1,200	1,200	1,200	1,200	31,000
Total Gold Produced (Oz)	554,338	111,931	109,075	109,075	109,075	84,181	31,000

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

17	RECOVERY METHODS

Since the commissioning of the processing plant in 2004, all processing models for the mill have been based on actual plant performances. The processing budget takes into consideration the mining schedule (ore source location, tonnes to be mined and gold grade), and predicted sulphur grades to be processed. Recovery data for Fosterville is detailed in Table 17-1.

Section 13 in this report describes the metallurgical test-work that was conducted during the feasibility stage.

Table 17-1 Actual plant performances (2008-2014).

Plant Parameter		2008	2009	2010	2011	2012	2013	2014	2015
Tonnes Milled	t	540,725	781,878	817,535	785,503	786,572	792,166	814,835	703,788
Sulphur Feed grade	%	1.64	1.71	1.6	1.59	1.44	1.35	1.36	1.34
Feed Grade	g/t Au	5.42	4.79	4.57	4.87	4.36	4.53	4.62	6.11
Flotation recovery	%	92.4	96.2	96.2	96.7	95.0	95.9	95.7	96.6
BIOX recovery	%	97.8	99.0	98.7	98.4	97.8	98.0	98.6	98.5
Sulphide Oxidation	%	97.5	96.3	98.6	97.7	97.7	98.2	98.1	98.3
CIL recovery	%	78.7	86.2	79.8	81.3	80.5	86.2	87.1	90.9
Heated leach recovery	%	0.0	0.3	7.1	6.0	7.6	4.5	4.6	2.0
Overall Leach recovery	%	78.7	86.6	86.9	87.3	88.1	90.7	91.6	92.9
Overall Plant recovery	%	71.2	85.0	82.5	83.0	82.0	85.2	86.5	88.5
Mining Au produced	troy oz	66,984	102,336	99,032	102,048	90,358	98,354	104,518	122,362

Retreat: Leach tails: tonnes	t	0	9,634	13,222	4,495	2,623	854	4,951	4,519
Retreat: Leach tails: grade	g/t Au	0	10.25	10.37	8.27	6.98	7.05	10.48	10.75
Retreat: Leach tails: recovery	%	0	32.5	30.3	12.2	12.1	35.2	49.0	46.3
Retreat: Leach tails: Au produced	troy oz	0	1024	1,410	154	80	69	824	734

Total gold produced	troy oz	66,984	103,360	100,442	102,201	90,439	98,423	105,342	123,096

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

The process plant incorporates the following unit operations:

•	Single stage crushing with a primary jaw crusher.
•	Open stockpile with reclaim tunnel.
•	Semi autogenous grinding (SAG) mill.
•	Flotation circuit to produce a gold bearing sulphide mineral concentrate and a barren residue. The flotation concentrate is then thickened.
•	Bio-oxidation circuit consisting of BIOX® reactors to oxidize the flotation concentrate, releasing gold from the sulphide mineral matrix.
•	A three-stage CCD circuit to separate the gold bearing oxidized solid residue from the solubilized acid oxidation products.
•	A liquor neutralization circuit to neutralize acid and precipitate arsenic as stable basic ferric arsenate and sulphate as calcium sulphate (gypsum) using both ground limestone and lime slurries.
•

A limestone grinding facility comprising a single wet ball mill operated in closed circuit with hydrocyclones to produce ground limestone slurry for neutralization of sulphuric and arsenic acids produced from oxidation of gold bearing sulphide minerals.

•	Carbon-in-leach (CIL) circuit, with a pH adjustment tank at the head of the circuit, to leach gold from oxidized material and load the cyanide soluble gold onto activated carbon.
•	Heated Leach (HL) circuit to combat preg- robbing capabilities of the non-carbonaceous carbon frequently present in the Mill feed. Specialized in-house technology unique to Fosterville.
•	Pressure Zadra elution circuit to remove gold from carbon, followed by recovery by electrowinning and smelting to doré.

A schematic flowsheet detailing unit operations is presented in Figure 16-2

The plant was laid out on either side of a central rack in order to facilitate the distribution of reagents, services, and piping arrays. Individual plant areas are separately bunded to isolate and contain spillage. Storm water and abnormal spillage events report to an existing drainage channel, which discharges to a separate containment dam.

The layout of the comminution circuit allows for installation of a pebble crushing circuit should it be required, and a secondary ball mill to increase grinding circuit capacity. Space was left in the area layouts for additional tank farms and equipment to accommodate a nominal increase in plant capacity. Space exists to the east of the plant site to duplicate existing facilities to double plant throughput if required.

Plant commissioning began in November 2004 with first gold production in Q1 of 2005.

Crushing and Milling

The crushing circuit has the capacity to operate 24 hours per day, 7 days/week, at the design availability of 80%.

Run of Mine (ROM) ore is reclaimed from stockpiles on the ROM pad and fed to a bin by front-end loader, blending the ore in the process. Ore is then fed to a 760 mm x 1,372 mm single toggle jaw crusher by a vibrating grizzly feeder and minus 100 mm crushed ore is conveyed to a coarse ore open stockpile with reclaim tunnel providing feed to a semi autogenous grinding (SAG) mill.

Dust suppression measures are installed at the ROM bin. The crusher discharge and conveyor transfer points both being fitted with dust collectors.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Crushed ore is fed at a controlled rate onto a conveyor feeding 3,500 kW SAG mill (~6.1m in diameter x 6.1m) . The ore is ground to a P80 of 75 µm in closed circuit with hydrocyclones to liberate sulphide minerals containing gold from the barren gangue minerals. The milling circuit operates 24 hours per day with a throughput of up to 120 dry tph.

Flotation

Hydrocyclone overflow from the SAG mill gravitates to the flotation circuit where the gold containing sulphide minerals are concentrated into a flotation concentrate containing about 8% to 10% of the feed mass with a barren flotation residue which is rejected from the process.

The design basis for the flotation circuit is to maximize gold recovery to a concentrate grading approximately 20% S. The flotation circuit consists of a rougher-scavenger circuit to produce a single, combined concentrate fed to a cleaner circuit. A single stage of cleaning was included to upgrade lower grade scavenger concentrates from lower grade feed to maintain constant sulphur to the BIOX® circuit. Cleaner tailing is recycled to the head of the rougher circuit.

Flotation reagents such as the following are added to the hydrocyclone overflow launder:

•	Activator - copper sulphate
•	Collector - potassium amyl xanthate (PAX)
•	Promoter – Butyl dithiophosphate
•	Frother

Reagent selectivity is a key aspect of the flotation circuit management, based not just on performance, but also toxicity aspects to the downstream Bacterial Oxidation circuit.

Flotation residue gravitates to a tailings hopper and then is pumped to the flotation residue storage facility together with the products from neutralization of the BIOX® liquor.

Flotation concentrate is thickened in a high-rate thickener prior to feeding the BIOX® circuit.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Oxidation - BIOX®

Due to the different design availabilities between the milling/flotation circuits and BIOX® circuit, and the need for steady operation of the BIOX® circuit, a surge tank with a live capacity of about 48 hours acts as a buffer between the circuits.

The BIOX® bacteria are sensitive to chloride levels in the water, and management of BIOX® feed dilution water quality to <1000ppm Cl- is critical for the health of the BIOX® circuit. Likewise, cyanide and thiocyanate species are also toxic materials to the bacteria, hence the Flotation and Neutralization waters, plus CIL decant liquors are managed separately at the Fosterville operations to eliminate any processing risks.

Nutrient solution is dosed to the feed splitter box to maintain the correct levels of nitrogen (N), potassium (K) and phosphorous (P) levels in the BIOX® reactors.

The BIOX® culture is kept active in the reactors by controlling the slurry conditions within specific ranges. The oxidation reactions are exothermic and it is necessary to constantly cool the slurry. The reactors are equipped with cooling coil baffles through which cooling water is circulated to control the slurry temperature at about 43º C in each reactor.

Oxygen requirements for sulphide oxidation are significant and medium pressure air is injected into each of the reactors.

The slurry pH in each of the reactors is controlled between 1.0 and 1.6 by addition of ground limestone. Hence the corrosive nature of the BIOX® slurry and the potential risk for elevated chloride levels resulted in selection of SAF 2205 stainless steel for equipment in the BIOX®, CCD, and neutralization circuits.

The oxidized product discharged from the final secondary BIOX® reactor gravitates to a product hopper from where it is pumped to the first of three CCD thickeners.

During bio-oxidation iron, sulphur and arsenic is solubilized and is washed from the solid oxidized gold containing residue in the series of three CCD thickeners. A three-stage CCD circuit with a wash ratio of 4.0 is used to ensure cyanicides, soluble arsenic and acid is reduced to levels acceptable in the oxidized concentrate prior to the CIL process. Process water is used as wash water in the CCD circuit and is added to the feed tank ahead of the third (last) CCD thickener. The underflow from the last CCD thickener (washed product) is pumped to an agitated pH adjustment tank ahead of the CIL circuit.

The acidic solution overflowing the first CCD thickener is pumped to the first of 6 agitated neutralization tanks in series and the solution flows from tank to tank via launders. By-pass launders allow tanks to be taken off line for cleaning and maintenance. In the neutralization circuit the majority of the sulphuric acid is neutralized and precipitated as calcium sulphate (gypsum) and the soluble arsenic and iron precipitated as stable basic ferric arsenate.

The neutralized effluent gravitates to a flotation residue hopper and is pumped with flotation residue to the residue storage facility.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Mozley Cyclones

Ahead of the BIOX® surge tank, the Mozley de-sliming cyclones were installed in April 2008. The Mozley cyclones are used when the feed blend to the flotation circuit is more than 0.3% NCC. The rougher and cleaner concentrate from the flotation concentrate is run through the Mozley cyclones

The cyclone clusters come in two sets of 20 cyclones and have a typical spigot /vortex finder arrangement of 2.2/7.0mm. The cyclones are fed at a pressure of 300Kpa resulting in typical mass split of 60% to the underflow. Typical feed rate of 40 – 50 m3/hr @ 16% solids with 30 – 40m3/hr at 5 - 8% solids reporting to the overflow tailings.

Leaching

Six adsorption tanks are identical in size at 190 m3 with a total circuit residence time of about 48 hours at a 30% pulp density. Test-work indicates that the leaching of the oxidized residue plateaus at 36 to 48 hours. Underflow from the last CCD thickener is pumped to the pH adjustment tank and lime slurry is used to neutralize residual acid and raise the pH of the pulp to 11.

Carbon concentrations (20 g/L – 30 g/L) are maintained in all tanks to ensure high gold adsorption efficiency and achieve a low soluble tail. The last CIL tank can be used for tails retreat storage.

Heated leach

CIL discharge is fed to heated leach circuit, which was commissioned in April 2009. The process utilizes heat from steam injection and caustic to facilitate gold release from native carbon.

The heated leach circuit consists of 6 by 75 m3 tanks with a residence time of 8 to 12 hours. The first three tanks are heated. The last three tanks are cooled to avoid loss of gold in solution. The heated leach process is effective in destroying WAD cyanide to < 1 ppm and has replaced the former detoxification circuit.

Elution and Gold Electro-winning

The following operations are carried out in the elution and gold room areas:

•	Acid washing of carbon;
•	Stripping of gold from loaded carbon using a pressure Zadra elution circuit;
•	Electro-winning of gold from pregnant solution; and
•	Smelting of electro-winning product.

The elution and gold room areas operate up to 7 days per week, with the loaded carbon recovery on nightshift and the majority of the elution occurring during dayshift. The 3.5t pressure Zadra elution circuit consists of separate rubber lined acid wash and stainless steel elution columns.

Energy, water and major process reagents consumed by the processing plant are all readily available in Australia. There is not expected to be any significant increases or decreases to the current consumption rates.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

18	PROJECT INFRASTRUCTURE

All project infrastructures are in place servicing mining and processing operations (Figure 18-1).

18.1	Surface Infrastructure

18.1.1	Plant

The process plant site was selected close to the western boundary of the Fosterville Mine Lease, as it

•	Offers easy access from the existing public road system
•	Minimizes haulage distances from mining operations, particularly, the underground portal location
•	Minimizes the potential for noise impact on nearby residential areas to the east and south by allowing waste dumps and noise abatement bunds to be constructed to the east of the plant site.

The process plant has a nominal capacity of 830,000 tpa and incorporates the following unit process operations (Figure 18-2):

•	Single stage crushing with a primary jaw crusher
•	Open stockpile with reclaim tunnel
•	Semi autogenous grinding (SAG) mill.
•	Floatation circuit to produce a gold bearing sulphide mineral concentrate and a discardable barren residue. The flotation concentrate is then thickened.
•	A bank of de-sliming hydrocyclones for removing native carbon from flotation concentrate
•	Bio-oxidation circuit consisting of BIOX® reactors to oxidize the floatation concentrate, releasing gold from the sulphide mineral matrix
•	A three stage CCD circuit to separate the gold bearing oxidized solid residue from solubilized acid oxidation products.
•	A liquor neutralization circuit to neutralize acid and precipitate arsenic as stable basic ferric arsenate and sulphate as calcium sulphate (gypsum) using both ground limestone and lime slurries.
•	A limestone grinding facility comprising a single wet ball mill operated in closed circuit with hydrocyclones to produce ground limestone slurry for neutralization.
•	Carbon-in-leach (CIL) circuit, with a pH adjustment tank at the head of the circuit, to leach gold from oxidized material and load the cyanide soluble gold onto activated carbon.
•	A heated leach circuit consisting of 6 x 75 m3 tanks to recover ‘preg-robbed’ gold from native carbon.
•	Pressure Zadra elution circuit to remove gold from carbon, followed by recovery by electrowinning and smelting to dore.

The plant is laid out on either side of a central rack in order to facilitate the distribution of reagents, services and inter-area piping. Individual plant areas are separately bunded to isolate and contain spillage. Storm water and abnormal spillage events report to an existing drainage channel, to the west of the plant area, which discharges to an existing containment dam to the north.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

SITE INFRASTRUCTURE
POWER
Buried Power Cable
Overhead Power
TELSTRA
Buried Telstra Cable
PIPELINES
Robbins Hill Spinal Line
CIL Decant Water Line
Tailings flotation line
Cooling lower blow down line
8 inch float pipeline
Sewage
Residue Precinct
CIL Residue Site
WATER
Epsom Water Line
River Water Line
Creek
PITS
Pit perimeter
Pit back filled (waste rock)
Tailings Storage Facility
Oxide Pits
Sulphide Pits
UNDERGROUND
Portal Locations
Harrier RAR
LAND OWNERSHIP
Fosterville Gold Mine Land
Crown Land
Private Land
Residential Location
CONSERVATION BOUNDARY
TENEMENTS
Mining Lease Boundary
Exploration Lease Boundary
TOPOGRAPHY
Track
Sealed Road
Mine Grid North
MGA North
Magnetic North
NewmarketGold
FOSTERVILLE GOLD MINE
FOSTERVILLE GOLD MINE SITE SERVICES PLAN
0
1
kilometres
December 2015
0 mE
1,000 mE
2,000 mE
3,000 mE
4,000 mE
13,000 mN
12,000 mN
11,000 mN
10,000 mN
9,000 mN
8,000 mN
7,000 mN
6,000 mN
5,000 mN
MIN5404
MIN4456
Sharkey's
Read's
Woolshed
Robbin's Hill
Farley's
Rehe's
Robbin's Hill East
CIL Evaporation
Sprays
O'Dwyers North
O'Dwyers East
O'Dwyers Central
O'Dwyer's South
Hunts
TSF1
TSF2
TSF3
TSF4
Fosterville
Vanessa North
Vanessa South
Falcon Pit
Central North
UNDERGROUND
WORKSHOP &
LAYDOWN AREA
Ellesmere Pit
Central Ellesmere
STATE FOREST
OFFICE
TREATMENT
PLANT
Harrier Pit
Harrington's Hill
Harrington's Hill South
CIL TAILS
STORAGE
PRECINCT
John's
TRANSFORMER
STATION
Daley's Hill
Fosterville Mine Grid Projection

Figure 18-1 Fosterville Gold Mine Site Services Plan.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Crushing
Stockpile
276,400 mE
First Flush Pond
Met Lab
5,933,200 mN
Raw Water
Storage
Process Return
Water Tank
Office
Milling &
Classification
HV
Switchboard
Control Room
Flotation
Maintenance
Workshop
Cooling
Towers
BIOX®
Flotation
Concentrate
Storage Pond
BIOX
Air Blowers
Neutralisation
BIOX® CCD
Reagents
Leaching
Heated Leach
LPG
5,933,000 mN
Refining
Carbon
Regeneration
CIL Return
Water Tank
Limstone
Milling
CIL Tails
Retreat
N
MGA 94 Zone 55
December 2015

Figure 18-2 Fosterville Processing Plant Area Plan.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

18.1.2	Buildings

The site buildings comprise of administration, processing and mining office complexes, toilet/shower/change room facilities, store/warehouse, light vehicle and heavy vehicle workshops, a surface maintenance workshop and core shed facility.

The site is serviced by security infrastructure, phone and internet services.

18.1.3	Power

Site power is supplied by the Fosterville Terminal Station (FVTS) which is a zone substation on the 220kV power line from Bendigo to Shepparton (BETS-SHTS). The terminal station is owned by Fosterville, operated by SP Ausnet and maintained by Powercor.

The terminal station has a single 15/20MVA ONAN/ONAF 220/11kV transformer.

An overhead 11kV power line runs from the FVTS to the processing plant. The power line is 2,800m long at consists of 19 poles.

At pole 9 there is an 11kV switch room which supplies the U/G operation.

The processing plant has five 11kV/ 415V transformers and low voltage MCC’s to supply and control the processing plant.

There is also an 11kV 3,500kW SAG Mill motor and three 11kV 750KW motors for the BIOX Blowers.

The processing plant also has a Power Factor Correction unit.

Power consumption in the processing plant is approximately 7,000kw at a power factor of 0.98.

There are also a couple of 22kV supplies into site, which supply remote areas for site water management as well as the main administration offices.

The site also has a 2.5km long 11kV cable from the U/G settling dams to the in pit Tails MCC which has a 750KVA 11kv/415V transformer.

18.1.4	Tailings

There are two separate residue streams at Fosterville, a flotation /neutralization residue (Figure 18-3) and a cyanide bearing residue (Figure 18-4):

•

The flotation / neutralization residue is a combination of flotation tails (95%) which is ground ore and neutralized liquor containing precipitated solids (5%) from the oxidation process. These tailings are either stored within an above ground paddock style Residue storage facility, or within an In- Pit facility. Fosterville operates Victoria’s first In-Pit facilities, whereby through extensive hydro- geological modeling, abandoned oxide ore pits where identified as preferred storage options. In-Pit facilities offer significantly lower capital and operating costs compared to above ground facilities, and also contribute to the overall rehabilitation of the mine site. Water from these facilities is reused back through the milling, flotation and bacterial oxidation processes. The starter embankment for TSF#4 was constructed in 2015 and has the capacity to hold two years’ worth of flotation/neutralization tailings. Fosterville currently has at least 5 years of permitted (regulator approved) storage capacity. Therefore Fosterville has a permitted flotation/neutralization storage plan until 2020.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

•

Cyanide bearing leach residue: The leaching circuit uses cyanide to extract the gold and subsequently the liquor possesses traces of cyanide species. As a consequence, the leach residue is deliberately stored separately to that of the flotation residue in a HDPE or clay lined storage facility and only utilized back within the leaching circuits. Tailings is excavated annually from one of the CIL TSF’s and placed onto one of the CIL hardstands. This makes the excavated CIL TSF available for further refilling.

Fosterville has at least 2 years of storage capacity available on existing CIL Hardstands. In 2016, Fosterville will seek regulatory approval for further CIL Hardstand upgrades.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 18-3 Fosterville Flotation and Neutralization Residue Storage Area Plan.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Figure 18-4 Fosterville CIL Residue Storage Area Plan.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

18.2	Underground Infrastructure

18.2.1	Power

Power for the underground operations is drawn from Pole 9 11kV Switch Room that connects to the Fosterville Terminal Station (FVTS) Transformer located adjacent to Daley’s Hill.

Three 11,000 volt feeds each enter the Underground workings at

•	Harrier at the 4775 Sub Station, via the Harrier Vent shaft
•	Phoenix at the 5031 Sub Station, via a service hole
•	Ellesmere at the 4968 Sub Station, via a service hole

From these locations low voltage (1000 volt) is reticulated to the working areas via cable and distribution boxes. Further 11,000 volt sub stations are cascaded from the above named primary points as mine working load requires.

Existing underground power reticulation has been sized to meet the designed LOM requirements.

18.2.2	Water

Dewatering of the Fosterville underground workings is conducted utilizing two pumping stations.

Each of these stations comprises of three by WT088 helical rotor pumps that are fed from purpose constructed feed dams.

The Phoenix/Central area is serviced by a station situated at the 4830 level, this station pumps directly to the surface via a steel rising main line that is run through service holes and mine workings and discharges into the Falcon Pit caving area for final settlement of mine solids so that the water can then be utilized within the mine water reticulation system.

The Harrier area is serviced by a station situated at the 4775 level, this station pumps directly to the surface via steel rising main that is run through service holes, mine workings and the Harrier vent shaft and discharges to the Harrier pit.

Mine water is managed through sumps that are, where possible, connected by drain holes, otherwise pumps are used to move water to collection points where it enters staged pumps that transport water from the working areas of the mine to the pump station feed dams. Pumps used for the staged transfer of water are of the helical rotor type, predominantly WT103 type.

Underground mine process water is recycled from the mine water and is reticulated to the underground working areas from a tank farm on the surface.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

18.2.3	Ventilation

Primary ventilation of the Fosterville underground workings is achieved utilizing three return air systems, fresh air is drawn into the mine workings via the Falcon and Ellesmere portals.

•	Central/Phoenix

➢	Utilize a shared system that exhausts through the Harrier ventilation shaft.

o	1 x Howden 1500/2400 axial fan situated within the Harrier workings draws air through a series of rises and horizontal development that at present terminate at the Phoenix 4245 level.

•	Phoenix

➢

1 x FlaktWoods TR-1400-GV-4P fan situated underground at the Phoenix 5071 level draws air through a series of rises and horizontal development to maintain flow through the underground magazines. Exhaust is via a rise to the Falcon pit.

•	Harrier

➢

Up to 4 x FlaktWoods TR-1400-GV-4P fans are situated underground and draw air through a series of rises and horizontal development that at present terminate at the 4350 level. Exhaust to the surface is via the Harrier ventilation shaft.

Secondary ventilation is provided to the mine working areas utilizing electric fans and flexible ducting. Fans are sized according to air flow requirements and range in size from 22 to 180 kW.

18.2.4	Dumps

Waste material that cannot be placed underground is brought to the surface and dumped within the confines of the Ellesmere pit.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

19	MARKET STUDIES AND CONTRACTS

19.1	Markets

Fosterville produces gold doré bars mine site, which are transported to The Perth Mint in Western Australia and refined to produce gold bullion. The gold bullion is sold over the counter according to the corporate treasury policy through either The Perth Mint or an Australian based bank.

To determine the Australian denominated gold price to use in the Mineral Resource and Mineral Reserve calculations, reference was made to publicly available price forecasts by industry analysts for both the gold price in US dollar terms and the AUD/USD foreign exchange rate.

This exercise was completed in November 2015, and yielded the following average gold forecast prices and corresponding average forecast US$:AUD$ FX rates.

For Mineral Reserve purposes, a US$1,100/oz gold price was used and an FX rate of $0.76 for an approximate Australian dollar gold price of AUD$1,450 per ounce.

The average US$ gold price per ounce for the last three years was as follows:

2013	-	US$1,411
2014	-	US$1,266
2015	-	US$1,146

19.2	Contracts

Fosterville is subject to a licence fee following a licence agreement entered into with Biomin South Africa Pty Limited (Biomin) (formally known as Minsaco) in 2003. Biomin has a licence from the proprietor to implement a process known as the BIOX® process in Australia whereby micro-organisms are used in the oxidation of certain gold bearing sulphidic minerals in order to facilitate gold recovery. Fosterville agreed to pay a licence fee to Biomin calculated as an amount determined by multiplying the number of ounces of gold produced from FGM treated through the BIOX® Plant by $1.33. The licence fee was payable from the date of commencement of operations and shall terminate when 1,500,000 ounces of gold in the aggregate has been produced from FGM treated at the BIOX® plant.

When Crocodile Gold acquired the Fosterville and Stawell Gold Mines from AuRico in 2012, a net free cash flow sharing arrangement was established where Crocodile Gold was entitled to cumulative net free cash flow from those mines of up to C$60 million. AuRico would then be entitled to 100% of the next C$30 million in net free cash flow, after which Crocodile Gold and AuRico would share the next C$30 million of net free cash flow on a 50/50 basis until C$120 million of cumulative net free cash flow was achieved, following which AuRico would be entitled to 20% on an ongoing basis.

On December 22, 2014 it was announced that Crocodile Gold had reached a mutually beneficial agreement with AuRico that terminated their net free cash flow sharing arrangement in exchange for a one-time payment of $C20 million in cash and a net smelter return royalty of 2% from Fosterville (effective upon final approval from the Foreign Investment Review Board of Australia) and a 1% royalty from the Stawell Gold Mines (commencing January 1st 2016), releasing Crocodile Gold from its obligation to pay AuRico any further net free cash flow generated from its Victorian operations. This agreement means that Newmarket Gold is obligated to pay AuRico a net smelter royalty of 2%. However, Alamos Gold Inc. (Alamos) merged with AuRico Gold in July 2015, which has resulted in Newmark Gold now being obliged to pay w company, AuRico Metals, the net smelter royalty of 2% from Fosterville Gold Mine.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Fosterville is an owner / operator business with mining, processing, technical and administration functions undertaken by personnel employed by Newmarket Gold. Supplementary support to the operation is sourced through various service contracts. The most significant service contracts include:

E.B. Mawson & Sons Pty. Ltd. – providing services and supply of concrete products.

Fullboar Mining & Maintenance Pty. Ltd. – providing underground drilling services.

Hoare Bros. Pty. Ltd – providing surface haulage services.

Deepcore Australia Pty. Ltd. – providing underground diamond drilling services.

The terms and rates of these contracts are within industry norms. The Authors are not aware of any other agreements that are not within normal market parameters.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Studies and Related Issues

Environmental studies conducted at FGM related to environmental issues are outlined below:

Environmental Noise Assessment - AECOM Acoustic Camera Results (December 2014)

AECOM consultants were commissioned to conduct an acoustic assessment of Fosterville, including measurement and modeling of the operations and provided advice for potential noise mitigation. One of the recommendations was to conduct noise imagery investigations on complicated noise sources within the processing plant using an acoustic camera. The acoustic camera captures a photographic image overlaid by colored sound intensity contours emitted from objects.

The imagery from the Acoustic camera identified the main noise emission areas of discreet plant items. Investigations indicated that the cooling equipment inside the SAG mill lube shed produced a dominant noise source. Changes were made to the cooling fan arrangements within the lube shed and a sound attenuation box was fitted to the lube pump that resides in the shed. Further noise control measures for the Blower building is planned for 2016.

Underground Aquifer Injection

Fosterville Gold Mine produces an excess of mine water from the dewatering of underground operations. Regulatory approval has been gained to treat excess mine water using a Reverse Osmosis plant for reuse in the processing plant. Further studies are being conducted to investigate the potential storage of the treated water via underground aquifer injection. A Work plan Variation for this project is presently being compiled and will be submitted during 2016.

Anaerobic Wetland Pond Trial

Fosterville Gold Mine constructed a small trial anaerobic wetland to treat mine water. The wetland uses sheep manure that contains anaerobic bacteria that are able to treat mine water by biological sulphate reduction. If the project is successful, FGM may construct a larger scale constructed wetland to remediate mine water for potential re-use or underground injection.

CIL and Mine Water Evaporation Spray Monitoring Programs

Environmental monitoring is conducted at the Robbins Hill and Fosterville CIL evaporation facilities as per the CIL management plan. Monitoring is also conducted at the Falcon Pit mine water evaporation facility in accordance with the approved Work Plan Variation. Monitoring includes vegetation assessments, soil monitoring and spray drift catcher monitoring to determine if the operation of the sprays is having any impact on the environment.

CIL Overspray Incident Follow-Up Monitoring

ENSPEC Pty Ltd. was engaged to conduct follow up inspections of trees that had been identified in 2013 to have been damaged by the CIL overspray incident. The inspection identified that most trees were visually observed to display good or low canopy vigor. The improved canopy health of these trees has increased their estimated life expectancies and reduced their additional inspection requirements.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Follow up soil sampling was also undertaken by Sharpe and Howells and those results were reviewed by Golder Associates. The review compared recent and historical data (report undertaken by SKM) to determine the current risk to the environment and animal health. The review found the land was suitable for its previous land use, horse grazing.

Biosolids Trial

In collaboration with Coliban Water Fosterville Gold Mine is conducting a biosolid fertilizer trial. Biosolids is a solid product from sewage treatment processes and have been treated in a way to make them safe for further use. The biosolid fertilizer has been incorporated into a number of soil plots and planted with native species. Monitoring of the trial plots over time will determine the effectiveness of the biosolid fertilizer in improving soil structure and fertility and also enhancing vegetation establishment and growth.

Monitoring of the plots is being undertaken by Goldfields Revegetation Ltd. Early stages of monitoring indicate the best plant growth and visual appearance of vegetation was observed in the plot containing a mix of waste rock and biosolids. However, overall the impact of applying biosolids on the native vegetation appears to be minimal.

Heap leach Environmental Characterization

An environmental characterization of Robbins Hill heap leach waste was undertaken to assist determination of the appropriate closure strategy for the material. The potential re-use of heap leach as a capping material has potential environmental and cost benefits by reducing rehabilitation liability and providing a readily available source of construction material.

Sampling was carried out during August 2015 from 5 cores drilled in heap leach waste rock. The purpose of the sampling regime was to identify changes in the geochemical properties of the heap leach with depth. Data analysis is being undertaken and a draft report is being prepared in Q1 2016.

AECOM Dust Dispersion Study (2015)

A Dust Dispersion Study was undertaken to review the effectiveness of the existing monitoring locations using dispersion modeling. Recommendations were made to improve the existing monitoring network and are being considered for 2016.

20.2	Waste and Tailings Disposal, Site Monitoring and Water Management

20.2.1	Requirements

Requirements for residue storage sites are provided in the following documents:

•	Section 4.5 of the 2004 Work Plan
•

Approved Work Plan Variation for Additional Portal Access Points (three in total), additional CIL storage facilities (including on the Fosterville Heap Leach Pad) and the construction of a reload facility (February 22, 2005)

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

•	Work Plan Variation CIL Tails Storage and Decant Water Management (July 1, 2008)
•	Work Plan Variation CIL Residue Hardstand Area (October 23, 2009)
•	Work Plan Variation, “In-Pit Residue Disposal Facility” (November 2009)
•	Work Plan Variation, CIL Residue Hardstand #2 Area (March 2012)
•	Work Plan Variation, “In-Pit Residue Disposal Facility – TSF3 O’Dwyer’s South Pit” (November 2012)
•	Work Plan Variation, “Raising of existing embankment of TSF1” (December 2013)
•	Work Plan Variation, “Additional Residue Storage Facility - TSF4” (September 2014)

Flotation and Neutralization Tails

Flotation and neutralization tails have been stored in the following facilities:

•	TSF1,
•	Hunts and Fosterville In-Pit Facilities, and
•	O’Dwyer’s South In-Pit Facility.
•	TSF4

During 2015 FGM deposited flotation and neutralization tails into TSF1, Hunts in pit facility, O’Dwyer’s South In-pit facility and a new above ground tailings storage facility that was commissioned in November 2015 (TSF4). .

The Fosterville In-Pit Facility has been filled and capped. Capping performance is being monitored by the amount of rainfall infiltration through the cap, and is measured by two lysimeters installed within the cover profile. The Hunts In-Pit facility has approximately six months of tailings storage remaining.

CIL Tailings

All CIL tailings have been stored in lined tailing facilities within and adjacent to the old Fosterville Heap leach facility.

The combination of surface impoundment dams and hardstand areas provide sufficient capacity to receive CIL tailings for the remainder of the current LOM

Overburden Waste

The deposition/distribution of overburden waste throughout the Fosterville site is outlined in Table 20-1

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 20-1 Overburden use at Fosterville Gold Mine

Overburden Source	Use
Falcon Pit	•	Construction of TSF1 (internal rock armoring of walls)
	•	Construction of the ROM pad
	•	Construction of haul roads
	•	Backfill into Vanessa’s North Pit and at the southern end of Fosterville Pit (the remainder is flotation tailings)
	•	Construction of McCormicks Waste Dump (majority)
Ellesmere Pit	•	Sound bunds on the eastern side of Ellesmere (possibly Harrier sound bund as well)
	•	McCormicks Waste Dump
	•	Falcon Backfill
Johns Pit	•	Backfilling Harrington Hill South Open Pit[1]
	•	Backfilling into Harrier Open Pit (western side)
	•	Use for repairing the CIL Storm Dam wall
	•	Abandonment bund walls for Johns Pit
	•	South end of Ellesmere
O'Dwyer's South Open Pit	•	To be used as backfill into the northern end of the Pit
	•	To be placed into the existing O'Dwyer's South Waste Dump
Harrier	•	Backfilling into Ellesmere Pit south to north
	•	Construction of internal ramps in Harrier Pit
	•	Sound walls to the east of Harrier Pit
	•	To be used for rock fill for CIL #3
Hunts	•	TSF1[2] main embankment
	•	Building Hunts Pit Waste Dump
Fosterville	•	Hunts Waste Dump
Underground	•	Backfilled into underground workings
	•	Used as base in the Ellesmere Saddle

Notes:

1.	Sediment from Fosterville Storm Dam was also transferred into Harrington Hill South Pit.

2.	TSF1 was also constructed using heap leach material from Robbins Hill.

Potentially Acid Forming Materials

Known potentially acid forming (PAF) materials excavated from open pits have been stored in:

•	McCormick’s Waste Dump;
•	Johns Pit (taken from Johns Pit and Harrier Pit); and
•	Flotation and Neutralization Tailings.

FGM undertook a gap analysis and operational phase waste rock characterization during 2013 and 2014 to validate AMD predictions in new mining areas, and assist mine closure planning. The results showed that waste rock was overall non-acid-forming and contained a significant inherent Acid Neutralizing Capacity that is available to offset any isolated acid formation. Kinetic column leach testing of the main waste rock lithologies is presently being undertaken. A Waste Rock Management Plan was developed. It is intended that further waste rock samples will be taken during 2016.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

20.2.2	Site Monitoring and Water Management

Water Management

The Fosterville annual water monitoring plan is designed to monitor the impacts of mining activities on surface and groundwater quality and quantity in the regional and local aquifer systems. Water samples are collected on monthly, quarterly or an annual basis in accordance with the Work Plan (2004) and the annual water monitoring schedule which is reviewed each year.

Groundwater levels in the monitoring bores are also recorded each month.

Noise Monitoring

Noise monitoring is undertaken in accordance with the Work Plan (2004) and Work Plan variation (2015) and includes periodic day, evening and night measurements at nine representative locations surrounding the mine. Noise results are assessed against EPA criteria and any mine related exceedances are reported to the Regulators.

Air Quality

Dust deposition rates were monitored on a monthly basis at 10 sensitive receptors around the mine. The quantity of material deposited was analyzed for total insoluble material (g/m2), which comprises non-combustible material (ash) and combustible material. Ash content provides an indication of the mineral content of a sample. The mineral content may be attributable to mining, but may also be attributable to other sources such as agriculture, unsealed roads etc. The combustible material will not be attributable to mining as this is mostly organic matter.

Dust was also measured at a sensitive receptor by a high volume sampler. The high volume sampler measures the particulate loading in the air less than 10 and 2.5 microns (mg/m3).

Greenhouse gases and other emissions are evaluated and reported under the National Greenhouse and Energy Reporting and National Pollutant Inventory regulatory programs on an annual basis.

Rehabilitation monitoring

As part of the Environmental Management Plan, Fosterville undertakes progressive rehabilitation of areas affected by the operations, taking into consideration the future end use of the land. Progressive rehabilitation includes stabilization earthworks, drainage enhancement and control works, establishing vegetation, weed and pest animal control and continual monitoring. Bi-annual monitoring of the revegetation works associated with the McCormick’s Waste Dump site and the O’Dwyer’s South Pit remnant patch is conducted by an independent consultant. The scope of the monitoring includes an assessment on plant growth and survival, threats to plant survival and the presence of pest plants and animals.

Vibration Monitoring

Blast monitoring was undertaken at a sensitive receptor outside the boundary of the Fosterville Mine Lease with a permanently installed blast monitor. All of the blasts that were monitored during 2015 were within the mining licence limits.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

20.3	Project Permitting Requirements

Fosterville currently operates under a Mining Lease and Mining Licence dated 2003. A Work Plan was approved for the project in 2nd of February 2004. There have been a number of Work Plan Variations that have been prepared for the project which form addendums to the 2004 Work Plan. Recent Work Plan Variations approved include:

•	Mine water evaporation sprays in North end of Falcon Pit (August 2014)
•	Mine water treatment plant (September 2014)
•	Additional Residue Storage Facility - TSF4 (September 2014)
•	Reviewed Noise Monitoring Limits (February 2015)

A Work Plan Variation for underground aquifer injection (see Section 20.1) is presently being compiled and will be submitted during 2016.

There are a number of requirements relating to rehabilitation and closure both in the Licence, the 2004 Work Plan and in subsequent Work Plan Variations. All rehabilitation and closure requirements have been incorporated into the site’s Closure Plan.

20.4	Social or Community Related Requirements and Plans

Community engagement and consultation on all aspects of the operation continues as an integral part of the FGM business model. There are a range of forums and consultation undertaken - from quarterly Environmental Review Committee Meetings and the annual Public Meeting to a range of project or activity-specific meetings where future activities and plans are communicated. The feedback from these sessions is utilized in planning any future projects. Fosterville Gold Mine also has a Community Engagement Plan and prepares an annual Environment and Community Report that is made available to all members of the community.

One project that has involved a long and extensive consultation with the local community has been the replacement of the original Fosterville Huntly Road, which was altered to allow for the development of the Falcon pit. Fosterville, in collaboration with the City of Greater Bendigo negotiated a road realignment which was acceptable to the community, in lieu of the original alignment and the construction was successfully completed in December 2014. The road was officially opened on 23rd January 2015.

A mine closure information presentation evening was provided for the community in June 2015, which provided information on various projects relating to land use functionality, final land end use, monitoring and rehabilitation requirements into the future.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

20.5	Mine Closure (Remediation and Reclamation) Requirements and Costs

The most recent bond lodged with the Department of Economic Development, Jobs, Transport and Resources (DEDJTR) is AUD$7.835M. Acceptance of this bond is expected in early 2016. All closure requirements are included in the FGM Closure Plan.

Key operational domains for reclamation works include:

•	Northern Site Facilities,
•	Southern Site Facilities,
•	Sulphide Infrastructure,
•	Sulphide Open Pits,
•	Adits and Shafts,
•	Main Overburden Heap,
•	Tailings Storage Facility,
•	CIL Dams,
•	Heap Leach Pads,
•	Oxide Open Pits.

After an investigation into the potential realization estimates of the FGM assets, including the processing plant, ancillary equipment, non-fixed assets and the mining mobile fleet, the Company considers the current processing plant as a valuable asset that will be able to be successfully sold as an entire operation unit and removed down to the foundations on a cash positive basis. The demolition of the plant is therefore an integral cost within the Rehabilitation Bond Provision at this time.

In addition to disposal of the plant, key closure activities for FGM include:

•	Decommissioning and rehabilitation of the heap leach facilities, associated dams and infrastructure.
•	Decommissioning and rehabilitation of the tailings facilities (including TSF1 and the in-pit storages).
•	Decommissioning and rehabilitation of the CIL tails facilities and associated dams.
•	Rehabilitation of old open pits, and
•	Revegetation of all remaining disturbed areas.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

21	CAPITAL AND OPERATING COSTS

21.1	Capital and Operating Estimates

The capital and operating costs for the FGM are presented below in Table 21-1.

The basis of the below estimates is on operating history and known increases in cost for the current and future years.

Operating Costs

•	All 2016 costs as per budget
•

2017/18/19 operating costs as per 2016 reflecting a similar production profile and operating development schedule. This assumes that ongoing cost control/productivity program can keep pace with inflation.

•

Operating costs for the reduced volume in 2020 have been estimated at $70/t for mining (mostly stoping only), $3/t for geology, $45/t processing and $14/t for administration. Residual administration costs during tails-only operation have been estimated at $100/oz post mine closure.

•	Tails retreat-only processing costs (post-mining) have been estimated at $900/oz (+100/oz for administration).
•	Royalty is reflected as 2% of revenue throughout the model.

Capital Costs

•	All 2016 costs as per budget

•	Mobile Plant and Equipment has been modeled as $5.9m annually for 2017- 19 reflecting the annual average from 2012-16.

•	Processing Plant capital modeled at 2016 budget levels for the period 2017-19.

•	Infrastructure capital has been increased from 2016 levels by $3.3m in 2017 ($2m mine water, $1.3m for TSF1 Lift 6) and by $3.2m in 2018 (TSF4 Lift 2).

•	Underground Development capital modeled at 2016 budget levels 2017- 19 reflecting the development required (decline, level accesses, ventilation raises) to access the subsequent year of production.

•

Resource Definition capital in 2016 has been increased from recent levels in order to target 150% replacement of reserve ounces mined in 2016. Drilling for the period 2017- 19 has been reduced to $10m per annum reflecting recent replacement cost of reserves mined (~$80/oz).

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 21-1 Capital and operating cost estimates from the Current LOM plan.

Fosterville Gold Mine	LOM	FY-16	FY-17	FY-18	FY-19	FY-20	FY-21
Current LOM Reserves + Resource Conversion
Operating Costs
Surface Mining	$0	$0	$0	$0	$0	$0	$0
Underground Mining (includes geo & mine maint.)	$217,954,316	$45,363,579	$45,363,579	$45,363,579	$45,363,579	$36,500,000	$0
Processing (includes refining, transp. & mill maint.)	$156,244,228	$26,461,057	$26,461,057	$26,461,057	$26,461,057	$22,500,000	$27,900,000
Administration	$47,012,036	$9,228,009	$9,228,009	$9,228,009	$9,228,009	$7,000,000	$3,100,000
Royalty	$16,067,446	$3,237,638	$3,163,186	$3,163,186	$3,163,186	$2,441,251	$899,000
	$437,278,026	$84,290,283	$84,215,831	$84,215,831	$84,215,831	$68,441,251	$31,899,000
Capital
Mobile Plant and Equipment	$23,470,869	$5,770,869	$5,900,000	$5,900,000	$5,900,000	$0	$0
Mobile Plant and Equipment Under Finance	$2,940,000	$2,940,000	$0	$0	$0	$0	$0
Processing Plant	$2,700,000	$675,000	$675,000	$675,000	$675,000	$0	$0
Infrastructure	$11,140,000	$1,160,000	$4,460,000	$4,460,000	$1,160,000	$0	$0
Land and Buildings	$0	$0	$0	$0	$0	$0	$0
Underground Development	$114,475,036	$28,618,759	$28,618,759	$28,618,759	$28,618,759	$0	$0
Surface Development	$0	$0	$0	$0	$0	$0	$0
Resource Definition	$45,235,090	$15,235,090	$10,000,000	$10,000,000	$10,000,000	$0	$0
Exploration	$0	$0	$0	$0	$0	$0	$0
	$199,960,995	$54,399,718	$49,653,759	$49,653,759	$46,353,759	$0	$0

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

22	ECONOMIC ANALYSIS

As per Item 22: Economic Analysis, Instruction 1, item 22 has been excluded on the basis that the property is currently in production and there are no plans for material expansion of current production.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

23	ADJACENT PROPERTIES

As shown in Figure 4-2, the Fosterville Mine Lease (MIN5404) is completely enveloped by exploration leases held by Newmarket Gold (through Fosterville Gold Mine Pty Ltd). There is Fosterville-style-mineralization identified in the Goornong area (5km to the north of MIN5404) and the Hallanan’s area (2km to the south), as discussed in van Riel (1999) However, the exploration of these prospects is only at an early stage and not relevant to discuss further in relation to this Technical Report.

No other Fosterville-style gold operations are in production in the Fosterville district. However, Fosterville-style mineralization does occur in the Lockington area (Boucher et al, 2008b and Arne et al, 2009), 50 km north of Fosterville where eight mineralized trends have been mapped beneath thick cover using aircore drilling. The project is at an early exploration stage.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

24	OTHER RELEVANT DATA AND INFORMATION

No other relevant information is required to make the technical report understandable and not misleading.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

25	INTERPRETATION AND CONCLUSIONS

The authors have made the following interpretations and conclusions:

•

The understanding of the fundamental geological controls on mineralization at Fosterville is high. Primary mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and west dipping faulting. This predictive model has led to considerable exploration success in following the down-plunge extensions of high-grade mineralization.

➢

The Lower Phoenix Fault is the primary west dipping structure in the active mine development area and is defined by reverse faulting on a shale package where anticline thrust displacement of ~80 meters occurs. The fault dips between 35 and ~55 degrees to the west and mineralization can be traced along a dip extent of ~190m and strike extent of ~1.3km. The dominate mineralization style on this structure is disseminated sulphide, however occurrences of visible gold at depth are becoming increasingly common, concentrated where footwall structures intersect. The Lower Phoenix System currently remains open to the north and south so maximum plunge extent has not yet been defined.

➢

Throughout 2015, development mapping and continued drilling confirmed that there were multiple mineralized structures of various size and continuity footwall to the main west dipping Lower Phoenix Fault, which present significant resource growth potential. Progressive geological understanding of the Phoenix and Lower Phoenix footwall environs has highlighted the significance of these favorable settings for mineralization, including:

•

East Dipping mineralized structures, namely the Eagle Fault and East Dipping Faults which commonly contain quartz–stibnite vein assemblages and substantial concentrations of visible gold typically enveloped by halos of disseminated sulphide. The Eagle Fault is discordant to bedding and variably dips between 10 and 60 degrees to the east, where East Dipping Faults are typically bedding parallel to sub parallel with dips of ~70 degrees east to sub vertical.

•

Low- angled Lower Phoenix Footwall west dipping structures typically consist of large quartz veins up to several meters wide with laminated textures, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase of mineralization and visible gold. The faults are interpreted to have minimal offset but rather have been hydraulically fractured. Where these structures form linkages between the Lower Phoenix and East Dipping Faults, extremely high gold grades are observed.

•

Continued drill definition of these structures over 2015, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of these easterly dipping footwall structures to the Lower Phoenix Fault. The defined continuity, proximity to existing Mineral Resources and high grade tenor of these structures enhances the December 2015 Mineral Resource and Reserve position. Furthermore, mineralization on these structures is open down plunge, providing encouraging future Mineral Resource and Mineral Reserve growth potential for the operation.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

•

There is an observed change in the nature of some of the Fosterville mineralization at depth, with a number of high- grade, quartz-stibnite hosted, visible gold drill intercepts recorded for the Eagle, Lower Phoenix, Lower Phoenix Footwall and East Dipping Zones. Disseminated sulphide mineralization continues to persist at all depths and is uniform in character. It is currently inferred that the quartz-stibnite- visible gold assemblages have been emplaced at a later date to the disseminated sulphide providing an upgrade to the mineralization.

•

In addition, a better understanding of the mineralization of the Kestrel System was established during 2015. Drilling has defined an extensive broad zone of low to moderate grade disseminated sulphide mineralization (~average 6m in width) centered around the syncline hinge axial plane.

•	Progressive geological interpretation has led to continued development of robust geological and resource models underpinning the Mineral Resource and Mineral Reserve estimates. The relationship between mineralization and the controlling structural/stratigraphic architecture means that quality geological interpretation is critical to producing quality resource/reserve estimates.

•	The modifying factors used to convert the Mineral Resources to Mineral Reserves have been refined with the operating experience gained since underground production commenced in September 2006. In particular, the robustness of the mining recovery and dilution estimates has improved with experience relative to the pre- mining assessments.

•	Fosterville Gold Mine has a demonstrated solid production history over a 10 year plus period since the beginning of commercial sulphide gold production in April 2005, and it is the authors view that the risk of not achieving projected economic outcomes is low given the operational experience gained over this time period. A foreseeable risk and uncertainty facing the operation is the changing character of mineralization at depth with an increase in the occurrence of visible gold. Reconciliation results in the past have provided confidence in the sample collection procedures, the quality of assays and the resource estimation methodology, but these processes will need to be continually adapted in consideration of the changing mineralization character at depth. Newmarket Gold needs to continue research to better understand the potential implications on future geological, mining and metallurgical processes and will continue to seek external advice over 2016 in relation to sampling, assaying and mineral resource estimation of visible gold mineralization. Based on recommendations from previous external reviews, projects plans have been developed and implemented.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

26	RECOMMENDATIONS

The following recommendations are made:

Further Fosterville Mine Lease growth exploration activities should be pursued. Given the strong understanding of geological controls on mineralization, this could have the potential to yield additional resources and reserves. Particular areas that are recommended to focus upon are the up and down-plunge extensions of the Lower Phoenix structure (7750mN and northwards and 6200mN and southwards). Further ‘step out’ on lease exploration targets should also be pursued and form part of the 2016 exploration budget, including the 5450mN Lower Phoenix targets (Figure 26-1). The current 2016 exploration budget (Table 26-1) includes a combined total of 14,000m of diamond drilling for an estimated AUD$3.35M to explore these gold targets. Approximately 320m of hanging wall drill drive development from the Harrier Decline at an estimated cost of AUD$2.95M forms part of the 2016 budget plan to facilitate the down plunge exploration of the Lower Phoenix System south of 6200mN.

Other attractive on lease targets to be explored in future planning include follow up drilling on the O’Donnell’s Line (approximately 1km to the east of the Fosterville Line of workings) and the northwest portion of the Robbins Hill Pit.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

South
'B'
North
'A'
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
4,000 mRL
Vulture
Harrier & Osprey
Ellesmere
HARRIER DECLINE
CENTRAL DECLINE
Lower Phoenix
Harrier Drill Drive (As of Dec 31, 2015)
Phoenix
PHOENIX DECLINE
Drill Target Area
Splay
Lower Phoenix
Splay
5450mN
6200mN
7850mN
7950mN
8050mN
5,000 mN
6,000 mN
7,000 mN
8,000 mN
9,000 mN
0
500
metres
View looking to West
Fosterville Mine Grid
LEGEND
MINING
Mined Open Pits
Mined Stopes
Reserve Stopes
Target Trend
Mined Development
Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
2016 Proposed Exploration Diamond Drill Sections
(Mineral Resources, Reserves and Mining as at December 31, 2015)

Newmarket Gold

Longitudinal Projection of Fosterville Gold Mine

Dec 2015

Figure 26-1 Longitudinal Projection of proposed Exploration drilling programs for 2016.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Table 26-1: Proposed drilling programs for 2016.

Exploration programs for 2016	2015 Exploration status	Forecast End of 2016 Exploration status	Description	Program details		Expenditure (AUD)
				Total number of holes	Total metres
Lower Phoenix South (5450mN)	Geological Target	Investigative	Targets the projected down-plunge extension of the currently known Lower Phoenix mineralization	1	2,240	$ 460,000
Phoenix-Kestrel South (5450mN)	Geological Target	Investigative	Targets the projected down-plunge extension of the currently known Phoenix & Kestrel mineralization	7	3,350	$ 600,000
Anticline-Syncline South (5450mN)	Geological Target	Investigative	Targets the projected location of the hinges associated with the Lower Phoenix, Phoenix, & Kestrel mineralization	5	1,020	$ 240,000
Lower Phoenix North (7850mN)	Geological Target	Investigative	Targets the up-plunge extension of the Lower Phoenix mineralization on the 7850mN	4	3,030	$ 715,000
Fosterville Splays North (7850mN)	Geological Target	Investigative	Targets deeper splay faulting related to hinge offset below known mineralized trends on the 7850mN	1	646	$ 260,000
Lower Phoenix North (8050mN)	Geological Target	Investigative	Targets the up-plunge extension of the Lower Phoenix mineralization on the 8050mN	4	2,393	$ 715,000
Fosterville Splays North (8050mN)	Geological Target	Investigative	Targets deeper splay faulting related to hinge offset below known mineralized trends on the 8050mN	1	886	$ 260,000
Benu South (6200mN)	Investigative	Project Scoping	Targets the down-plunge extension of the Lower Phoenix mineralization on the 6200mN. Completion of 2015 Program.	1	435	$ 100,000
Harrier 4180 Drill Drive (5450mN)	NA	NA	Exploration capital development drive to be used for the 5450mN drill programs	NA	320	$ 2,950,000

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Prospective regional exploration targets also exist in close proximity to the existing mine lease and form part of the overall future drill planning. These prospects include Sugarloaf, Goornong and Hallanan’s. Other prospects further away from the Mine Lease will not be overlooked and will be explored in future years.

The infill/resource definition programs should be continued with an aim to maintain at least 12 months of reserves drilled out to 25m centers (or closer where necessary). Both the south plunging, westerly dipping Phoenix and Lower Phoenix Mineralized Zones and the easterly dipping Eagle and East Dipping Mineralized Zones require definition drilling which is to be conducted from both hangingwall (western side) and footwall (eastern side) drill platforms. The current infill drilling budget for 2016 includes 64,416m of drilling at an estimated cost of AUD$10.43M. As the decline and mining front continues to move south and lower, further hangingwall drives will be required to be developed. This work and the associated drilling have not been costed in detail.

It is also recommended that infill / resource definition programs target down plunge extensions of the Harrier Mineralized Zones with the aim to increase Mineral Reserves. Aspirational reserve work on Inferred Mineral Resources in the Harrier South area indicated that with smaller scale mining parameters applied these Mineral Resources have the potential to be converted into Mineral Reserves that would have high potential to increase the current LOM at FGM. Newmarket has incorporated into its 2016 budget planned drilling into the Harrier South area with the aim to increase mineral resource confidence to allow for mineral reserve evaluation. This budgeted phased drill program consists of 32,208m at an estimated cost of AUD$5.21M.

With this additional drilling data and further ongoing operational experience, it is recommended that mining recovery and dilution factors are reviewed and refined on an ongoing basis.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

27	REFERENCES

Allwood, K., 2003. Fosterville Gold Project April 2003 Resource Estimate. Unpublished internal Perseverance report.

Allwood, K., 2006. June 30 2006 Fosterville ML Resource Model Descriptions Section 3 – O’Dwyer’s Area. Unpublished report by Geomodelling.

Allwood, K., 2007. Review of Resource Modelling Procedures for the Farley's Area, Unpublished report by Geomodelling.

Allwood, K., 2008. Hunt’s – Fosterville Resource Estimate (Northern Block Model), Fosterville Gold Project. Unpublished report by Geomodelling.

Arne D.C., Bierlein F.P., McNaughton N., Wilson C.J.L. & Morland V.J., 1998. Timing of gold mineralization in western and central Victoria, Australia: New constraints from SHRIMP II analysis of zircon grains from felsic intrusive rocks. Ore Geology Reviews 13, 251-273.

Arne D.C., & House E., 2009. Lithogeochemical haloes surrounding central Victorian gold deposits: Part 2 - Secondary dispersion. Gold Undercover Report 16. Department of Primary Industries.

Arne D.C., House E., Turner G.R., Scott K. & Dronseika, E., 2009. Exploration for deeply buried gold deposits in northern Victoria: soil, regolith and groundwater geochemistry of the Lockington and Lockington East deposits. Geoscience Victoria Gold Undercover Report 10. Department of Primary Industries.

Bierlein F.P., Arne D.C., Reynolds P. & McNaughton N.J., 2001. Timing Relationships Between Felsic Magmatism and Mineralization in The Central Victorian Gold Province, Southeastern Australia. Australian Journal of Earth Science, 48, 883-899.

Bierlein F.P., Maher S., 2001. Orogenic disseminated gold in Phanerozoic fold belts; examples from Victoria, Australia and elsewhere. Ore Geology Reviews 18, 113-148.

Bierlein F.P. & McKnight S., 2005. Possible Intrusion-Related Gold Systems in The Western Lachlan Orogen, Southeast Australia, Society of Economic Geologist Inc. Economic Geology v. 100. Pp. 385-398.

Boucher R.K., Hitchman S.P. & Allwood, K.J., 2008a. Stratigraphic Controls on Structures and Mineralization in Central Victoria: Fosterville. Australian Institute of Geoscientists Newsletter No. 93, August 2008.

Boucher, R.K., Turner, G.R. & Rossiter, A.G., 2008b. Stratigraphic control on structures and mineralisation in central Victoria 4: Lockington. Australian Institute of Geoscientist Newsletter 94, pp. 1-5.

Bureau of Meteorology, 2016. http://www.bom.gov.au/, March.

Cayley, R.A., Skladzien, P.B., Williams B. and Willman C.E. 2008. Redesdale and part of Pyalong 1:50 000 map area geological report Geoscience Victoria. Geological Survey of Victoria Report 128.

Cayley, R. A., Korsch R. J., Moore D. H., Costelloe R. D., Nakamura A., Willman C. E., Rawling T. J., Morand V. J., Skladzien P. B., & O’Shea P. J. O. 2011. Crustal Architecture of central Victoria: results from the 2006 deep crustal reflection seismic survey. Australian Journal of Earth Sciences. 58, (2) 113-156

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Crase, N., 2002. Brief notes on the review of Quality Assurance and Quality Control in sampling and assaying at Fosterville, May 2002. Unpublished memorandum by SMP Consultants.

Davis, C., 2006. Structures and Alteration of the Robbin’s Hill Pit Area. Unpublished University of Melbourne Bachelor of Science Honours Thesis.

Dean G., 2010. EL3539 Myrtle Creek Prospect Drilling - Final Report to Rediscover Victoria Drilling Round 2, April 2010 by Northgate Australian Ventures.

Dincer, T., 2011. Robbin's Hill Area, Preliminary Pit Optimisation Study Results - Draft. Unpublished report to Fosterville Gold Mine by Mining Solutions Consultancy Pty Ltd, March 2011.

Hitchman, S.P., 2006. June 30 2006 Fosterville ML Resource Model Descriptions Section 2 - Southern Areas, July, 2006. Unpublished internal Perseverance Exploration report.

Hitchman, S.P., 2007. Farley’s Area Resource Work - May 2007. Unpublished internal Perseverance Exploration report.

Henderson K. 2014. A structural and geochemical analysis of stibnite-visible gold mineralisation at the Fosterville Gold Mine, central Victoria. Monash University Thesis (unpublished).

Jackson, S., 2007. Review of Fosterville and Golden Gift 3 & 9 Resource Estimates. Unpublished report by QG Consulting.

James, K., 2005. History of Myrtle Creek (Central Victoria). In limited print.

Kelemen, T., 2004. Perseverance – Data Systems Review, March 2004. Unpublished report by IO Digital Systems.

King, S., 2004. Geology of the Harrington’s Hill to Daley’s Hill Area with Special Reference to Daley’s Hill Pit Geology. Unpublished report by Solid Geology.

King, S., 2005. Structural Compilation of Drilling and Geological Mapping in the Robbin’s Hill – Sharkey's Area, Fosterville Gold Project, Victoria. Unpublished report by Solid Geology.

King, S., 2006. Structural Interpretation of Cross-sections, Between 6700N and 5900N (Harrier Splay) Fosterville Gold Project, Victoria. Unpublished report by Solid Geology.

King, S., 2007. Structural Interpretation of The Fosterville and Hunt’s Pit Area

9900N – 11400N Fosterville Gold Project, Victoria. Unpublished report by Solid Geology.

Leader L. D. & Wilson C. J. L., 2010. The control of regional-scale fault geometries on strain and fluid flow related to gold mineralization: Insights from FLAC3D models constrained by seismic survey interpretations. GeoScience Victoria 3D Victoria Report 11. Department of Primary Industries.

Lipton I.T., 1997. A Review of Density Determination Methods for Iron Ore Deposit Evaluation. National Conference on ironmaking resources and reserves estimation, Perth 25-26 September, 1997, Perth. WA. In Australian Institute of Mining and Metallurgy spectrum series No.5, 51-56.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

Melling W.D., 2008. Alteration at the Fosterville Gold Deposit, Victoria, Australia. Unpublished University of Melbourne Bachelor of Science Honours Thesis.

McArthur G.J., 2012. Fosterville Antimony Mineralogy, July 2012. Unpublished report for Fosterville Gold Mine by ALS AMMTEC Metallurgy.

McConville, F., 2006. Perseverance - Data Systems Review, September 2006. Unpublished report by IO Digital Systems.

Mernagh T.P., 2001. A fluid inclusion study of the Fosterville Mine: a turbidite hosted gold field in the Western Lachlan Fold Belt, Victoria, Australia. Chemical Geology 173, 91-106.

Perseverance, 1997. Sulphide Open Pit Feasibility Study. Unpublished internal report.

Perseverance, 2000. Sulphide Open Pit Feasibility Study. Unpublished internal report.

Perseverance, 2003. Fosterville Bankable Feasibility Study. Unpublished internal report.

Phillips D., Fu B., Wilson C.J.L., Kendrick M.A., Fairmaid A.M. & Miller J. MCL., 2012. Timing of gold mineralisation in the western Lachlan Orogen, SE Australia: A critical overview. Australian Journal of Earth Sciences. Volume 59, pp 495-525.

Reed A., 2007. Wirrawilla Report, November 2007. Unpublished internal Perseverance Exploration report.

Reed C., 2007a. Farley’s Deposit Geological Summary, April 2007. Unpublished internal report.

Roberts C, Jackson T, Allwood K, Shawcross M, Story J, Barbetti L, Tielen R, Boucher R and Norris N, 2003. Fosterville - Rise of the Phoenix, the emerging goldfield at Fosterville, in NewGenGold 2003 Conference Proceedings, (Louthean Media: Perth).

Stewart, M., 2007. Notes on QAQC processes and On-Site Laboratory visit. Unpublished report by QG Consulting.

Townend R., 2009. Preparation of two polished sections of two sulphide concentrates and optical/SEM examination, Jan 2009. Unpublished report for Fosterville Gold Mine by Roger Townend and Associates.

Van Riel B., 1999, EL3539 Goornong Annual Report for the period ending 25th February, 1999. Unpublished report by Perseverance Exploration Pty Ltd.

Vandenberg A.H.M., Willman, C.E., Maher, S., Simons, B.A, Cayley, R.A., Taylor, D.H., Morland, V.J., Moore, D.H, & Radojkovic, A., 2000. The Tasman Fold Belt in Victoria, in Geological Survey of Victoria Special Publication.

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

28	DATE AND SIGNATURE

28.1	Certificate of Qualified Person – Ion Hann

As a co-author of the report titled: “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia”, prepared for Newmarket Gold Inc. (“Newmarket Gold”), effective December 31, 2015 and dated March 21, 2016, (the “Technical Report”) to which this certificate applies, I, Ion Hann, FAusIMM , do hereby certify that:

1. I am a Mining Manager of Fosterville Gold Mine, employed by Newmarket Gold. The address of Fosterville Gold Mine is McCormicks Road, Fosterville, Victoria 3557, Australia.
2. I graduated in 1991 from the Western Australian School of Mines (WASM), a regional campus of Curtin University, with a Bachelor of Engineering (Mining) degree.
3. I am a Fellow in good standing of the Australasian Institute of Mining and Metallurgy (Member No. 302934).
4. I have worked for more than 20 years in underground mining, including more than 10 years in gold mining operations.
5. I work directly for Newmarket Gold in the role of Mining Manager and my work is based at the Fosterville Gold Mine and I am not independent of Newmarket Gold pursuant to National Instrument 43-101 (“NI43-101”).
6. I am responsible for the Items 15-16, 18.1 and 28.1of the Technical Report.
7. I have read the definition of “Qualified Person” set out in NI43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.
8. I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2016.

Ion Hann, B.Eng (Mining), FAusIMM

MINING MANAGER

FOSTERVILLE GOLD MINE

28.2	Certificate of Qualified Person – Troy Fuller

As a co-author of the report titled: “Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine Victoria, Australia”, prepared for Newmarket Gold Inc. (“Newmarket Gold”), effective December 31, 2015 and dated March 21, 2016, (the “Technical Report”) to which this certificate applies, I, Troy Fuller, MAIG, do hereby certify that:

Technical Report December 2015	Newmarket Gold Fosterville Gold Mine

1. I am the Geology Manager of Fosterville Gold Mine, employed by Newmarket Gold. The address of Fosterville Gold Mine is McCormicks Road, Fosterville, Victoria 3557, Australia.
2. I graduated in 1995 from the University of Ballarat with a Bachelor of Applied Science (Geology) Honours degree.
3. I am a member in good standing of the Australasian Institute of Geoscientists (Member No. 4570).
4. I have worked for more than 20 years in the mining industry, including more than 17 years in gold mining operations. I am familiar with and have worked on a variety of styles of mineral deposits in Australia, with a particular emphasis on gold mineralization.
5. I work directly for Newmarket Gold in the role of Geology Manager and my work is based at the Fosterville Gold Mine and I am not independent of Newmarket Gold pursuant to National Instrument 43-101 (“NI43-101”).
6. I am responsible for the Items 1-14, 17, 18.2 –27 and 28.2 of the Technical Report.
7. I have read the definition of “Qualified Person” set out in NI 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.
8. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2016.

Troy Fuller, BSc (Geology) Hons, MAIG

GEOLOGY MANAGER

FOSTERVILLE GOLD MINE